Form 10KSB, Exhibit 13
period 1995-06-30
WESTLAND DEVELOPMENT CO INC
filed 1995-09-28
CIK 106423

September 26, 1995

Dear Shareholders:

     In our 1992 letter to shareholders your board advised you of its intention to bring the company back to financial stability. That has been accomplished. Our goal now is to be more involved in joint ventures, limited partnerships and land leases which will provide and generate long term revenues for the company, while still generating an acceptable level of revenue to pay a reasonable dividend and pay the Company's operating expenses. Projects commenced during fiscal 1994 and 1995 include P.G. Corporation (the baseball fields on Paseo del Volcan), Ladera Sommerville (240 units of multi-family housing), Ladera Terra West (single family lots), Westland's House No. 1 (a 40 bed assisted living unit) and Volcano Mini Self Storage Warehouse with 172 units.

     It is my hope to ensure that after my tenure your company will continue to have revenues to operate for many years and the next president will not have to come into a company as I did six years ago with $20 million of debt, a little over $10,000 in the bank account with several nearly empty shopping centers and minimal revenues. The other most important goal is to provide you, the shareholders, with dividends. We have mailed four dividends during the past four years. The most recent was mailed out in September 1995 for $.60 per share. A sixty cent dividend on a share valued at $9.50 to $10.00 per share is an excellent dividend. Dividends can only be paid from profits. We hope to continue to to be profitable so we can continue to pay dividends every year.

     Also, as you are aware the average selling price of stock has risen since November 1990 from around $8.00 to around $10.00, approximately a 25% increase in value.

     Please review the enclosed financial statements wherein you will see that our balance sheets show an increase of $3.2 million dollars in total assets over last year.

     Call me if you have questions.

Sincerely,

Barbara Page
President and Chief Executive Officer

BUSINESS OF WESTLAND

     Westland owns a large tract of land consisting of approximately 59,000 acres (the "Land") located on the west side of the City of Albuquerque, New Mexico. Most of the Land is held for long-term investment and is leased to others for grazing purposes while the balance is held for development, sales and leasing activities. Approximately 48,000 acres of this Land was originally part of the Atrisco Land Grant, which was granted to a group of Spanish settlers in 1692.

     Approximately 700 acres remain within the monument boundary to be purchased by National Park Service for the Petroglyph National Monument. In addition, as of June 30, 1995, Westland owned approximately one-half (0.5) acre of developed commercial real estate not connected to the Land.

     Westland generates cash internally through its land operations (grazing leases, real estate sales and commercial leases) and externally through long and short-term borrowing. The profitability and resulting cash flows of Westland's land operations depend on numerous factors, such as demand for grazing leases, land leases, supply of competitively priced properties for residential, industrial or commercial uses. Over the long term, Westland expects that residential and industrial growth on Albuquerque's west side will increase demand for Westland's Land, thus increasing Westland's ability to generate revenue from land development and sales. In the short term, however, periodic local economic conditions may decrease the number of land sales and hinder development, such as during the period from 1986 through 1992.

     Westland's basic business philosophy has been to hold certain areas of the Land in trust for shareholders and to enhance the value of other areas of the Land through careful planning and development to insure perpetual benefit to the Company and its shareholders.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In the past fiscal year, land sales increased over the prior year as the real estate economy of Albuquerque continued its recovery from recession. During this period the Company began sales of improved residential lots to builders and acquired operating properties leased by large national retailers. Increased land revenues are due to not only the recovery of the housing market in the U.S. but also Westland's strategy initiated in fiscal 1994 to generate more revenue by developing infrastructures and selling finished lots to builders rather than raw land sales, as well as investment in long-term, single tenant leased buildings.

     During the last fiscal year sale of lands to the National Park Service ("NPS") as part of its acquisition of the lands included in the Petroglyph National Monument continued to decline as a major source of the Company's revenue. During 1992, the Company sold approximately 444 acres to NPS for $4,873,000, or about 94% of its total revenue. In 1993, the Company sold approximately 713 acres to NPS for $2,082,500 and approximately 11,000 acres of land that adjoined the northwestern portion of the Company's Land. In 1994, such sales were $1,058,000 or 43% of total revenue and in 1995, $329,000 or 11% of revenue.

     With the recovery of the real estate market in Albuquerque, Management believes that the Company is no longer dependent on large bulk sales of its Land and that its income will strengthen with the sale of small improved parcels and lots even though the costs associated with such sales will always be a larger percentage of revenue than the expenses associated with large bulk sales. Albuquerque continues to be one of the fastest growing cities in the Southwest and, because of certain geographical and other limitations on its growth, Westland's Lands lie directly in the path of future predictable growth patterns. Sales of improved residential lots in 1995 were approximately $745,000, as the Company's commitment to this program increased and prices have exhibited modest growth in the last year.

     Westland's future revenues will continue to be largely dependent upon the sale of land. The Company's assets are illiquid, comprising principally undeveloped land. Sales are dependent upon the market conditions in Albuquerque, New Mexico, which now appear to have recovered from the depressed state of several years ago.

     Westland anticipates making capital commitments for land development projects over the next few years if the economy and opportunities continue to improve to the extent that such expenditures would be warranted. Capital commitments may include assessments for roads, water and sewer lines on its Land. Infrastructure improvements are paid for by assessments which increase the value of Westland's Land and make further development possible. Westland intends to incur capital expenditures when management determines such investments will increase the value of the Land and generate future revenue.

     Land is Westland's principal capital resource, but because the Land is valued, for financial accounting purposes, at its 1907 value plus the cost of improvements, Westland's balance sheet does not reflect the true value of this asset. The Company has no current appraisals of the Land and, therefore, the actual value of the land is not known. The carrying value of the Land was decreased during the fiscal years ended June 30, 1993 primarily to reflect land sales. The carrying value will be increased or decreased regularly as Westland acquires, sells or develops parcels of land. Management believes the June 30, 1995 carrying value of the Land is substantially less than the current market value of the Land. Westland's balance sheet also shows income-producing properties, which consist of commercial real estate and improvements held for future development. The actual value of Westland's Land varies, depending on national and local market conditions and the amount and proximity of roads, utilities and other amenities to the land under development. As Albuquerque continues to grow, the land value of both developed and undeveloped Land should increase.

     The Company is continuing to study the feasibility of establishing various agricultural developments for portions of its Land. Such development is contingent on the availability of adequate water.

     Westland is moving forward on the establishment of its Sector Plan in the area North of Interstate 40 and South of the area designated for the Petroglyph National Monument between Unser and Paseo del Volcan for the development of that portion of its properties. The Sector plan excludes land located in the Monument. Westland has also negotiated a limited partnership agreement for the development of a destination resort on five hundred forty (540) acres of land south of and adjacent to the Monument.

Financial Condition:

     During fiscal 1995, total assets increased to $13,182,000 from $9,936,000, while liabilities increased from $4,645,000 to $8,215,000. This was the result of investment of $3,629,000 in income producing and other properties and the accompanying borrowings on notes and mortgages, which amounted to $2,874,000. This significant net investment along with the increase in deposits of cash for the retirement of bonds outstanding and payment of dividends of $768,000, decreased cash and equivalents by $873,000, even though operations provided $1,015,000.

     As a result, the Company established a $2,000,000 line of credit, collateralized by certain real property, at a local bank to provide funds necessary for its continued expansion. At June 30, 1995, the line had not been used.

     During fiscal 1996 the Company will be obligated to pay income tax of approximately $830,000 should certain replacement properties totaling $2,100,000 for lands sold to NPS not be acquired. The Company is presently appraising various opportunities to acquire like-kind properties, the cost of which will offset the taxable gain.

     Management believes that the uncommitted balance of cash, cash equivalents, investments and its borrowing capacity are sufficient to meet all of the Company's obligations during 1996 without considering additional revenues that may be generated during that period.

Results of Operations:

     In 1995, land revenues increased by $471,000 from $2,366,000 in 1994 to $2,837,000. This caused the cost of land revenues to increase to $528,000, or $415,000 from $113,000 in fiscal 1994. Management expects this trend of increasing cost of sales to continue as more and smaller improved tracts are sold. Rental revenue increased from $48,000 to $113,000 due to the acquisition of large, single tenant properties, and the related costs decreased from $44,000 to $31,000. These increases are expected to continue as the Company expands its activities in these areas.

     General and Administrative expenses increased to $1,699,000 in 1995, which was $391,000 more than the same expenses incurred in 1994. Legal expenses increased to $172,000 from $163,000 in 1994, primarily because of the settlement of certain litigation. These settlements are expected to decrease such costs in the future. Those costs attributable to the growth of the Company's activities should be expected to continue to rise with revenue.

     In 1994, the Company sold a warehouse and office property at a gain of $418,000, incurred initial expenses of $174,000 in a partnership development project and experienced a decline in value of some of its investments of $339,000. Such events are essentially non-recurring, while other income, which increased by $115,000,is expected to remain higher than in previous years due to increased sales of soil and cemetery plots.

     MARKET PRICE OF AND DIVIDENDS ON WESTLAND'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Market Information: No established public trading market exists for Westland's outstanding shares and, to the best of Westland's knowledge, no dealer has made, is making, or is attempting to create such a market from which to determine an aggregate market value of the voting stock of Westland. In 1989, Westland entered into an initial arrangement with an independent stockbroker to broker transactions between shareholders and heirs in Westland's stock. The broker has informed Westland that the price at which Westland's common stock had been bought and sold by Westland's shareholders during the last two fiscal years preceding the date of this Report was seven dollars and fifty cents ($7.50) to eight dollars ($8.00) per share and during the ninety (90) days preceding this report shares have been bought and sold for $9.50 to $10.00 per share.

     Since 1982, the outstanding shares have been subject to restrictions imposed by a majority of Westland's shareholders which amended Westland's Articles of Incorporation to prohibit (with certain exceptions) transfer of Westland stock to persons other than lineal descendants of the original incorporators of the Town of Atrisco (a New Mexico Community Land Grant Corporation).

     Holders: The following table sets forth the approximate number of holders of record of each class of Westland's common stock as of September 15, 1995:

                              Number of
Title of Class                Record Holders

No Par Value Common               5,366
Class A, $1.00 Par Value              0
Class B, $1.00 Par Value             16

     Dividends: During each of the last two (2) fiscal years ended June 30, 1994 and June 30, 1995, Westland declared and paid cash dividends to shareholders aggregating a total during the two years of $1,151,562. Also, subsequent to June 30, 1995, the Company has paid an additional cash dividend of $0.60 per share for an aggregate of $475,625.

     ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 1995 TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON OCTOBER 2, 1995. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO DAVID C. ARMIJO, SECRETARY, WESTLAND DEVELOPMENT CO., INC., 401 COORS BOULEVARD, N.W., ALBUQUERQUE, NEW MEXICO 87121.


                         WESTLAND DEVELOPMENT CO., INC.
                            FINANCIAL STATEMENTS AND
                             REPORT OF INDEPENDENT

                          CERTIFIED PUBLIC ACCOUNTANTS

                         WESTLAND DEVELOPMENT CO., INC.

                             June 30, 1995 and 1994



               Report of Independent Certified Public Accountants

Stockholders
Westland Development Co., Inc.

We have audited the accompanying balance sheet of Westland Development Co., Inc., as of June 30, 1995, and the related statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Development Co., Inc., as of June 30, 1995, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

                                                          /s/ GRANT THORNTON LLP
                                                              GRANT THORNTON LLP

Oklahoma City, Oklahoma
August 4, 1995

                                            WESTLAND DEVELOPMENT CO., INC.
                                                     BALANCE SHEET
                                                     June 30, 1995
                     ASSETS
Cash and cash equivalents .......................................................................                         $1,917,803

Receivables
       Real estate contracts (note B) ...........................................................       $  622,775
                 Less related deferred profit ...................................................          134,181
                                                                                                           -------
                                                                                                           488,594
       Other accounts receivable ................................................................          228,967
       Accrued interest .........................................................................            2,377           719,938
                                                                                                           -------
Land and improvements held for future development
       (notes C and E) ..........................................................................                          5,669,344

Income-producing properties, net (notes D and E) ................................................                          3,781,805

Property and equipment, net of accumulated depreciation of
       $347,424 (note E) ........................................................................                            430,605

Investments in partnerships and joint ventures ..................................................                            175,682

Other (note E) ..................................................................................                            487,322
                                                                                                                          ----------

                                                                                                                         $13,182,499
                                                                                                                         ===========

                    LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable, accrued expenses, and other liabilities .......................................                        $   861,981
Accrued interest payable ........................................................................                             52,839
Deferred income taxes (note F) ..................................................................                          3,265,000
Notes, bonds, mortgages, and assessments payable (note E) .......................................                          4,034,869
                                                                                                                           ---------
                                                                 Total liabilities ..............                          8,214,689

Commitments and contingencies (notes E and K)                                                                                   --

Stockholders' equity (notes G and M)

       Common stock - no par value; authorized, 736,668 shares;
                 issued and outstanding, 716,608 shares .........................................            8,500
       Class A common stock - $1 par value; authorized, 736,668
                 shares; issued, none                                                                         --
       Class B common stock - $1 par value; authorized, 491,112
                 shares; issued and outstanding, 61,100 shares ..................................           61,100
       Additional paid-in capital ...............................................................          423,777
       Retained earnings ........................................................................        4,474,433         4,967,810
                                                                                                         ---------        ----------

                                                                                                                         $13,182,499
                                                                                                                         ===========

                              The accompanying notes are an integral part of this statement.

                                            WESTLAND DEVELOPMENT CO., INC.
                                                STATEMENTS OF EARNINGS
                                                  Year ended June 30,
                                                                                                  1995                  1994
                                                                                                  ----                  ----
Revenues
       Land .........................................................................          $ 2,836,926           $ 2,365,947
       Deferred profit recognized on installment sales ..............................               57,941                22,276
       Rentals ......................................................................              112,666                48,315
                                                                                                 ---------             ---------
                                                                                                 3,007,533             2,436,538
Costs and expenses
       Cost of land revenues ........................................................              528,395               113,011
       Cost of rentals ..............................................................               30,525                44,457
       Other general and administrative .............................................            1,698,723             1,307,719
       Loss on trading securities ...................................................                2,576               339,236
       Legal ........................................................................              171,577               162,934
                                                                                                 ---------             ---------
                                                                                                 2,431,796             1,967,357
                                                                                                 ---------             ---------
                                    Operating income ................................              575,737               469,181

Other (income) expense
       Interest income ..............................................................             (135,852)             (134,169)
       Gain on sale of property and equipment .......................................               (1,958)             (418,522)
       Other income .................................................................             (130,633)              (16,099)
       Interest expense .............................................................              125,631               102,398
       Equity in loss of partnerships and joint ventures ............................                 --                 173,900
                                                                                                  --------              --------
                                                                                                  (142,812)             (292,492)
                                                                                                  --------              --------

                                    Earnings before income taxes ....................              718,549               761,673

Income tax expense (note F) .........................................................              330,200               257,235
                                                                                                  --------              --------

                                    NET EARNINGS ....................................          $   388,349           $   504,438
                                                                                               ===========           ===========

Weighted average common and common equivalent shares outstanding ....................              770,242               767,708
                                                                                               ===========           ===========

Earnings per common and common equivalent shares ....................................          $       .50           $       .66
                                                                                               ===========           ===========

                          The accompanying notes are an integral part of these statements.

                                                                WESTLAND DEVELOPMENT CO., INC.
                                                              STATEMENT OF STOCKHOLDERS' EQUITY
                                                             Years ended June 30, 1995 and 1994
                                                    Class A             Class B
                             Common stock         Common stock         Common stock
                             no par value         $1 par value         $1 par value        Additional
                            ---------------      ---------------      --------------        paid-in       Retained
                            Shares   Amount      Shares   Amount      Shares  Amount        capital       earnings         Total
                            ------   ------      ------   ------      ------  ------        -------       --------         -----
Balances at
 July 1, 1993 .........    716,608    $8,500       --     $ --        51,100    $51,100    $378,677    $ 4,733,208     $ 5,171,485

Net earnings ..........       --        --         --       --          --         --          --          504,438         504,438

Cash dividend paid
 - $.50 per share .....       --        --         --       --          --         --          --         (383,854)       (383,854)
                           -------     -----      -----    -----      ------     ------     -------      ---------       ---------
Balances at
 June 30, 1994 ........    716,608     8,500       --       --        51,100     51,100     378,677      4,853,792       5,292,069

Net earnings  .........       --        --         --       --          --         --          --          388,349         388,349

Options exercised  ....       --        --         --       --        10,000     10,000      45,100           --            55,100

Cash dividend paid
 - $1.00 per share ....       --        --         --       --          --         --          --         (767,708)       (767,708)
                           -------     -----      -----    -----      ------     ------     -------      ---------       ---------
Balances at
 June 30, 1995 ........    716,608    $8,500       --     $ --        61,100    $61,100    $423,777    $ 4,474,433     $ 4,967,810
                           =======    ======      =====   ======      ======    =======    ========    ===========     ===========

                          The accompanying notes are an integral part of this statement.

                                            WESTLAND DEVELOPMENT CO., INC.
                                               STATEMENTS OF CASH FLOWS
                                                  Year ended June 30,
                                                                                                         1995               1994
                                                                                                         ----               ----
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
       Cash received from land sales and collections on real estate
                 contracts receivable .......................................................       $  2,199,392        $ 2,405,651
       Development and closing costs paid on land sales .....................................         (1,721,712)           (36,474)
       Cash received from rental operations .................................................             87,102             23,745
       Cash paid for rental operations ......................................................            (23,599)           (13,005)
       Cash paid for property taxes and maintenance .........................................           (126,661)           (71,602)
       Purchase of trading securities .......................................................         (9,001,032)        (2,000,017)
       Proceeds on sale of trading securities ...............................................         10,920,073          1,773,403
       Interest received ....................................................................            137,115            138,084
       Interest paid ........................................................................           (125,529)           (71,110)
       Income taxes received ................................................................             49,800            205,865
       Legal and other general and administrative costs paid ................................         (1,504,041)        (1,465,182)
       Other ................................................................................            123,693             16,100
                                                                                                    ------------        -----------
                             Net cash provided by operating activities ......................          1,014,601            905,458
Cash flows from investing activities
       Capital expenditures .................................................................         (3,629,023)           (77,862)
       Sinking fund deposit .................................................................           (256,385)          (153,219)
       Proceeds from the sale of income-producing and other properties ......................               --              677,761
       Investments in partnerships and joint ventures .......................................            (30,158)          (175,795)
                                                                                                    ------------        -----------
                             Net cash provided by (used in) investing activities ............         (3,915,566)           270,885

Cash flows from financing activities
       Borrowings on notes, mortgages, and assessments payable ..............................          2,873,864             21,049
       Repayments of notes, mortgages, and assessments payable ..............................           (133,721)          (326,855)
       Proceeds from issuance of bonds ......................................................               --              252,900
       Exercise of stock options ............................................................             55,100               --
       Payment of dividends .................................................................           (767,708)          (383,854)
                                                                                                    ------------        -----------
                             Net cash provided by (used in) financing activities ............          2,027,535           (436,760)
                                                                                                    ------------        -----------
                                    NET INCREASE (DECREASE) IN CASH
                                        AND CASH EQUIVALENTS ................................           (873,430)           739,583

Cash and cash equivalents at beginning of year ..............................................          2,791,233          2,051,650
                                                                                                    ------------        -----------

Cash and cash equivalents at end of year ....................................................       $  1,917,803        $ 2,791,233
                                                                                                    ============        ===========

Reconciliation of Net Earnings to Net Cash Provided by Operating Activities

Net earnings .................................................................................        $   388,349         $ 504,438
Adjustments to reconcile net earnings to net cash provided by operating activities
                 Depreciation ................................................................             45,281            24,934
                 Gain on sale of property and equipment ......................................             (1,958)         (418,522)
                 Equity in loss of partnership ...............................................               --             173,900
                 Sale of land for real estate contract .......................................           (425,827)             --
                 Collections on real estate contracts receivable .............................             96,387            40,207
                 Profit recognized on installment sales ......................................            (57,941)          (22,779)
                 Deferred income taxes .......................................................            247,000           438,000
                 Change in
                              Income taxes receivable/payable ................................            133,000            25,100
                              Rents receivable ...............................................             (1,836)          (24,570)
                              Trading securities .............................................          1,919,041           115,689
                              Other accounts receivable ......................................           (190,015)            2,272
                              Accrued interest receivable ....................................              1,263               848
                              Land and improvements held for future development ..............         (1,417,088)           76,538
                              Other assets ...................................................              5,056            19,963
                              Accounts payable, accrued expenses,
                                    and other liabilities ....................................            266,259           (81,848)
                              Accrued interest payable .......................................              7,630            31,288
                                                                                                     ------------        -----------

                                     Net cash provided by operating activities ...............        $ 1,014,601         $ 905,458
                                                                                                      ===========         =========

Noncash investing and financing activities:

During the year ended June 30,  1995,  the Company  exchanged  an account  receivable  of $100,000  for a  partnership  interest and contributed land with a cost of approximately  $22,000 to a partnership.  In addition,  assessments payable of approximately $25,000 were assumed by the purchaser in association with certain land sales.

During the year ended June 30, 1994, the Company repossessed 163 acres of land with a cost of approximately  $54,000 and contributed three acres of land with a cost of approximately $21,000 to a partnership.

                          The accompanying notes are an integral part of these statements.

                         WESTLAND DEVELOPMENT CO., INC.
                         NOTES TO FINANCIAL STATEMENTS
                             June 30, 1995 and 1994

NOTE A - SUMMARY OF ACCOUNTING POLICIES

          1.    History of Company and Beginning Basis of Financial Reporting

          In 1892, the descendants of the owners of a land grant deeded in 1692 by the Kingdom of Spain became incorporators of a land grant corporation named Town of Atrisco. Ownership of the Town of Atrisco was based on proportionate ownership of the land grant. In 1967, the Town of Atrisco was reorganized and became Westland Development Co., Inc. (the "Company"), with the heirs receiving shares in the Company in proportion to their ancestors' interest in the Town of Atrisco corporation. The net assets of $232,582 at the date of reorganization were assigned as follows:

           Value of no par common stock as stated in the
                Articles of Incorporation                 $  8,500
           Additional paid-in capital                      224,082
                                                           -------

                                                          $232,582
                                                          ========

          The Company estimated that it owned approximately 49,000 acres of land at the date of incorporation as Westland Development Co., Inc. Such acreage was used as the beginning cost basis for financial reporting purposes and was valued at $127,400 ($2.60 per acre) based on an appraisal in 1973 which determined the approximate value of the land in 1907. This date approximates the date that the Patent of Confirmation covering the land comprising the Atrisco Land Grant was given to the Town of Atrisco by the United States of America. Since the date of the Patent of Confirmation, the Company's acreage has increased in market value, but a full determination of such value has not been made.

          The Company includes its wholly-owned subsidiary, El Campo Santo, Inc. on a consolidated basis. El Campo Santo, Inc. is a wholly-owned nonprofit corporation created to manage cemeteries set aside on Company land for the stockholders. El Campo Santo, Inc. has no significant assets, liabilities, or operations. All material intercompany accounts and transactions have been eliminated.

          2. Nature of Operations

          The Company develops, sells, or leases its land holdings, all of which are located near Albuquerque, New Mexico. The Company may use joint ventures or participation in limited partnerships to accomplish these activities. Revenue sources for the years ended June 30, 1995 and 1994 consist primarily of proceeds from vacant land sales and rentals from developed properties, such as single-tenant retail stores and office space. Land sales are primarily to commercial developers and others in the Albuquerque area and certain governmental agencies, and the terms of sale include both cash and internal financing by the Company. Such sales are collateralized by the land. The Company has relied primarily upon cash land sales over the past several years due to the collection risk associated with real estate contracts.

          3. Cash and Cash Equivalents

          Cash and cash equivalents are considered to include highly liquid investments with maturities of three months or less and money market funds. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and in money market funds which are not insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

          4. Land and Improvements Held for Future Development

          Land and improvements held for future development are recorded at cost not to exceed net realizable value. Improvements consist of abstracts, surveys, legal fees, master and sector plans, infrastructure improvements, and other costs related to land held by the Company which are allocated to respective tracts primarily by specific identification of costs.

          5. Income-Producing Properties and Property and Equipment

          Income-producing properties and property and equipment are stated at cost, less accumulated depreciation, computed on a straight-line basis over their estimated useful lives of three to thirty years. The cost of the building in which the Company has its offices, a portion of which is rented to others, has been allocated to property and equipment and income-producing properties based upon square footage.

          6. Recognition of Income on Real Estate Transactions

          The Company recognizes the entire gross profit on sales where the down payment is sufficient to meet the requirements for the full accrual method. Transactions where the down payment is not sufficient to meet the requirements for the full accrual method are recorded using the deposit or installment method. Under the deposit method, cash received is recorded as a deposit on land sale. Under the installment method, the Company records the entire contract price and the related costs at the time the transaction is recognized as a sale. Concurrently, the gross profit on the sale is deferred and is subsequently recognized as revenue in the statements of earnings as payments of principal are received on the related contract receivable.

          7.    Income Taxes

          Deferred income tax assets or liabilities are determined based on the difference between financial statement and tax bases of certain assets and liabilities as measured by the enacted tax rates in effect using the liability method.

          8.    Earnings Per Common Share

          Earnings per common share are based upon the weighted average number of common and dilutive common equivalent shares outstanding during the year. Common equivalent shares include the number of no par value common shares which may be issued in connection with eliminating fractional shares (which resulted from the determination made by the Court in the heirship case) and the number of no par value common shares for which the Court ruled that no incorporator or heirs existed.

          9.    Investments in Partnerships and Joint Ventures

          Investments in partnerships and joint ventures are accounted for on the equity method.

          10.   Trading Securities

          Debt and equity securities that are bought and held principally for sale in the near term are reported at fair value, with unrealized gains and losses included in earnings.

NOTE B - REAL ESTATE CONTRACTS RECEIVABLE

          Real estate contracts receivable are summarized as follows at June 30, 1995:

            Promissory  note  from  developer,
            due  December  31,  1995,  bearing
            interest at 10%;  collateralized
            by land                                                   $425,827

            Contracts, due in aggregate annual
            installments of $50,139, with
            interest rates ranging from 10% to
            12%; collateralized by land                                196,948
                                                                      --------

                                                                      $622,775
                                                                      ========

          Principal collections (based upon stated contract maturities and assuming all delinquent amounts will be collected in 1996) due on the real estate contracts receivable for the years ended June 30 are as follows:

                              1996          $483,396
                              1997            29,346
                              1998            14,357
                              1999            85,118
                              2000             2,100
                              Thereafter       8,458
                                            --------

                                            $622,775
                                            ========


NOTE C - LAND AND IMPROVEMENTS HELD FOR FUTURE DEVELOPMENT

          The Company estimates that it presently owns in excess of 58,000 acres of land, primarily including land located within the boundaries of the Town of Atrisco Land Grant and land located elsewhere which the
          Company has acquired since incorporation. Plans for ultimate development of the properties have not been finalized.

          Land and improvements consist of the following at June 30, 1995:

                           Land .......   $1,061,999
                           Improvements    4,607,345
                                           ---------

                                          $5,669,344
                                          ==========


NOTE D - INCOME-PRODUCING PROPERTIES

          Income-producing properties consist of two single-tenant retail store buildings and one-half of the Company's office building and are summarized as follows at June 30, 1995:

                 Buildings and equipment .........   $2,910,797
                     Less accumulated depreciation       94,992
                                                      ---------
                                                      2,815,805
                 Land ............................      966,000
                                                      ---------

                                                     $3,781,805
                                                     ==========

          The Company's rentals from income-producing properties are principally obtained from tenants through rental payments as provided for under noncancelable operating leases. The lease terms range from one to twenty years and typically provide for guaranteed minimum rent, percentage rent, and other charges to cover certain operating costs. The Company sold its commercial warehouse during the year ended June 30, 1994 resulting in a gain of approximately $418,000.

          Minimum   future   rentals   from   income-producing   properties   on
          noncancelable tenant operating leases as of June 30, 1995 are as follows:

                   Year ended June 30
                      1996                        $  546,000
                      1997                           555,000
                      1998                           558,000
                      1999                           569,000
                      2000                           554,000
                      Thereafter                   4,285,000
                                                   ---------

                                                   $7,067,000
                                                   ==========

NOTE E - NOTES, BONDS, MORTGAGES, AND ASSESSMENTS PAYABLE

          Notes, bonds, mortgages, and assessments payable are summarized as follows at June 30, 1995:

            Mortgage  notes  with a  bank,  due in
            aggregate   monthly   installments  of
            $4,650  at June  30,  1995,  including
            interest at 7.5%, due at various dates
            from August,  1998  through  November,
            1999;         collateralized        by
            income-producing     properties    and
            related equipment                                          $ 324,159

            Assessments  for the  installation  of
            water and sewer lines and paving,  due
            in aggregate  semiannual  installments
            of $47,802 through January, 2002, plus
            interest at rates  ranging  from 7.22%
            to 10%;  collateralized  by  land  and
            improvements with an approximate equal
            carrying value                                               197,696

            Promissory   note  with  an  insurance
            company,  due in monthly  installments
            of   $17,970    through   May,   2015,
            including     interest    at    9.37%;
            collateralized   by   income-producing
            properties                                                 1,942,721

            Real estate contract with a developer,
            due   September   10,  1995,   bearing
            interest  at  10%;  collateralized  by
            income producing properties                                  700,000

            Bonds payable, due June 30, 1998, with
            annual interest at 7%;  collateralized
            by  partial  proceeds  of sale of land
            for national park                                            628,900

            Promissory  note with  developer,  due
            December 14, 1998, bearing interest at
            6%;   collateralized   by   land   and
            improvements    held    for     future
            development                                                  194,074

            Notes  payable  to a finance  company,
            due in aggregate monthly  installments
            of $1,570, including interest at rates
            ranging  from  9.75%  to  11%,  due at
            various  dates  through  July,   1999;
            collateralized   by  vehicles                                 47,319
                                                                      ----------

                                                                      $4,034,869
                                                                      ==========

          The Company has general obligation bonds outstanding of $628,900 which provide for 7% annual interest payments and mature June 30, 1998. Pursuant to the bond indenture, the Company must deposit with the bond trustee an additional amount not to exceed 20% of the face amount of all such issued and outstanding Series B bonds less the amount of interest accumulated or accrued on funds previously deposited pursuant to the terms of the agreement, or 20% of the Company's net income from the sale of such properties, whichever is less. As of June 30, 1995, all required deposits due July 15, 1994 were on deposit with the bond trustee and are included in other assets in the amount of $393,812. The Company may redeem the bonds prior to maturity by payment of the principal amount plus a premium of 2% of the principal balance, plus accrued interest, through the date of redemption. The bonds are collateralized by 20% of the net income, as defined in the bond indenture, to be received from the sale of approximately 2,000 acres of land to the United States Government for inclusion in the Petroglyph National Monument (Note K).

          The Company maintains a line of credit with a bank which provides a maximum of $2,000,000 at the bank's prime rate of interest and is collateralized by specific tracts of land. Interest is payable quarterly with the balance payable at maturity, December 1, 1996. At June 30, 1995, the Company has no balances outstanding under the line of credit. At June 30, 1995, the Company had approximately $375,000 of outstanding letters of credit to the City of Albuquerque in connection with subdivision improvements to be done by the Company.

          Aggregate required principal payments of the notes, bonds, mortgages, and assessments payable as of June 30, 1995 are as follows:

                         Year ended June 30
                           1996                        $1,051,661
                           1997                           150,689
                           1998                           735,843
                           1999                           290,221
                           2000                            73,531
                           Thereafter                   1,732,924
                                                       ----------

                                                       $4,034,869
                                                       ==========

NOTE F - INCOME TAXES

          An analysis of the deferred income tax assets and liabilities as of June 30, 1995 is as follows:

             Deferred tax assets
              Tax loss and contribution carryforwards   $ 272,355
              Accrued expenses ......................      35,050
              Investments ...........................      70,156
              Property and equipment ................     120,269
              Other .................................      65,318
              Valuation allowance ...................    (308,668)
                                                         --------
                                                          254,480

             Deferred tax liabilities
              Deferred tax gain on involuntary
                conversion of land                      3,519,480
                                                        ---------

             Net deferred tax liability                $3,265,000
                                                       ==========


          Income tax expense (benefit) for continuing operations consists of the following:
                                                June 30,
                                                --------
                                            1995        1994
                                            ----        ----
               Current
                 Federal                 $83,200    $(174,765)
                 State                      --         (6,000)
                                          ------     --------
                                          83,200     (180,765)
                Deferred
                  Federal                209,950      382,000
                  State                   37,050       56,000
                                         -------     --------
                                         247,000      438,000
                                         -------     --------

                                        $330,200    $ 257,235
                                        ========    =========

          The income tax provision for continuing operations is reconciled to the tax computed at statutory rates as follows:

                                                        June 30,
                                                        --------
                                                    1995         1994
                                                    ----         ----

         Tax expense at statutory rates ......   $ 244,307    $ 258,970
         State income taxes at statutory rates      43,113       38,084
         Adjustment of estimated income tax
           liabilities of prior year .........     (49,800)     (39,819)
         Change in valuation allowance .......      92,786         --
         Other ...............................        (206)        --
                                                 ---------    ---------
          Total expense from continuing
            operations .......................   $ 330,200    $ 257,235
                                                 =========    =========


NOTE G - COMMON STOCK AND STOCK OPTIONS

          Under its Articles of Incorporation, the Company is authorized to issue 1,964,448 shares of common stock classified as follows:

          (a) 736,668 shares of no par value common stock to represent $8,500 estimated value of land held by the Town of Atrisco;

          (b) 736,668 shares to be sold for $1.45 a share, designated as Class A, $1 par value common stock. Class A stock is to be sold only to the stockholders of record as of the date of incorporation as follows:

          At the first sale of such stock, each stockholder shall have the right to purchase up to the number of shares obtained by dividing the total number of stockholders of record on the date of incorporation into 736,668 shares.

          Any  stock  remaining   unpurchased  shall  be  offered  for  sale  at
          subsequent sales, and only stockholders who purchased stock at a preceding sale shall have the right to purchase stock at a subsequent sale, each one being entitled to purchase up to the number of shares obtained by dividing the total number of stockholders of record who purchased at the preceding sale into the total number of unpurchased shares remaining after the preceding sale.

          (c) 491,112 shares to be sold for a price to be determined by the Board of Directors, designated as Class B, $1 par value common stock. Those acquiring no par value common stock and Class A, $1 par value common stock have no preemptive rights to purchase Class B, $1 par value common stock.

          The following summarizes, at June 30, 1995, the number of shares of common stock which, upon judicial determination, can be distributed (no par) or offered for sale (Class A) to stockholders of record as of the date of incorporation:

                                                          Price
                                            Number   ----------------
                                              of      Per
                                            shares   share      Total
                                            ------   -----      -----
           Shares issuable
             No par value common ........     5,047     --    $    --
             Class A, $1 par value common   736,668   1.45     1,068,169
                                            -------           ----------

                                            741,715           $1,068,169
                                            =======           ==========

          There is no established market value for the Company's common stock. At June 30, 1995, 716,608 shares of the Company's no par value common stock were issued and outstanding. Of the 5,047 shares of no par value common stock issuable, 1,872 shares may be issued in connection with eliminating fractional shares which resulted from the determinations made by the Court in the heirship case and 3,175 shares represent shares for which the Court in the heirship case ruled that no incorporator or heirs existed. The Company also has reacquired and canceled 15,013 shares of no par value common stock which have been constructively retired. These shares have not been formally retired and, as such, may be issuable to stockholders of record as of the date of incorporation.

          During 1985, the stockholders of the Company approved a stock option plan for certain directors and employees. During 1987, the plan was terminated. At the time of termination, options for 48,000 Class B shares had been granted at $5.51 per share. At June 30, 1995 and 1994, options for 38,000 and 18,000 Class B shares, respectively, were exercisable. Options for 10,000 shares were exercised during 1995. These options expire in December, 1996.


NOTE H - SEGMENT INFORMATION

          The Company operates primarily in two industry segments. They are as follows:

             Land- Operations involve the development and sale of tracts, both residential and commercial. In addition, included are incidental revenues from leasing of grazing rights.

             Rentals- Operations involve rentals from two single-tenant retail store buildings and one-half of the Company's office building.

          Financial information for each industry segment is summarized as follows:

                                           Land         Rentals
                                           ----         -------
             1995
                Revenues ............   $2,894,867   $  112,666
                Operating profit ....    2,366,472       82,141
                Identifiable assets .    6,341,330    3,807,369
                Capital expenditures          --      3,688,900
                Depreciation ........         --         16,508
             1994
                Revenues ...........    $2,388,223      $48,315
                Operating profit ...     2,275,212        3,858
                Identifiable assets      4,522,005       98,101
                Capital expenditures        77,862         --
                Depreciation .......          --         11,261

          Other  corporate   assets  consist   primarily  of  cash,   furniture,
          equipment, and one-half of an office building, of which the remaining one-half is included in income-producing properties.

NOTE I - BENEFIT PLAN

          The Company has established a Simplified Employee Pension (SEP/IRA) plan under Section 408(k) of the Internal Revenue Code. The Company annually may make a voluntary matching contribution of a maximum of 11% of each eligible employee's compensation. Company contribution expense was approximately $47,000 and $35,000 for 1995 and 1994, respectively.

NOTE J - SALES TO MAJOR CUSTOMERS

          Sales to major customers are summarized as follows:

             During the year ended June 30, 1995, sales to four customers individually accounted for 26 percent, 16 percent, 15 percent, and 13 percent of total revenues.

             During the year ended June 30, 1994, sales to two customers individually accounted for 43 percent and 30 percent of total revenues.

NOTE K - SALE OF LAND FOR NATIONAL PARK

          On June 28, 1990, the Petroglyph National Monument ("National Monument") was established by an act of the United States Congress ("Congress"). Under the bill passed by Congress, the National Park Service is authorized to acquire acreage within the National Monument using funds specifically appropriated by Congress each year. The Company owned approximately 2,000 acres within the National Monument boundary. In 1995, approximately 24 acres were transferred to the National Park Service for cash of $329,900. In 1994, approximately 118 acres were transferred to the National Park Service for cash of $1,058,000. The Company's remaining land within the National Monument boundary is expected to be sold in a series of transactions over the next several years.

NOTE L - LITIGATION

          The Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of the business of the Company which, in the opinion of management, based upon advice of counsel, would not have a material effect on the Company's financial position.

NOTE M - RELATED PARTY TRANSACTIONS

          The Company purchases its directors' and officers' liability insurance through a corporation controlled by a member of the Board of Directors. Total premiums for this policy paid in 1995 and 1994 were $60,000 and $75,000, respectively.

          During the year ended June 30, 1995, the Company acquired certain property from an ownership group which included a member of the Board of Directors. Under the sales agreement, the Board member received proceeds in the amount of $74,090.

NOTE N - SUBSEQUENT EVENTS

          On August 11, 1995, the Board of Directors declared a cash dividend of $.60 per common share payable on September 8, 1995 to stockholders of record on August 22, 1995.

                    DIRECTORS AND OFFICERS OF WESTLAND

     SOSIMO S. PADILLA, Chairman of the Board of Directors and Director. Member of the Executive Committee. Mr. Padilla is retired from the circulation department of the Albuquerque Publishing Company and was owner/operator of Western Securities Transportation Corporation for over thirty years.

     BARBARA PAGE, President, Chief Executive Officer and Director. Member of the Executive Committee. Ms. Page is employed by Westland Development Co., Inc. as its President and Chief Executive Officer.

     POLECARPIO (LEE) ANAYA, Vice President, Assistant Secretary/Treasurer and Director. Chairman of the Executive Committee. Mr. Anaya is owner/operator of Lee's Conoco.

     DAVID C. ARMIJO, Secretary/Treasurer and Director. Member of the Executive Committee. Mr. Armijo is an insurance broker and serves as President and Chairman of the Board of California's All-Risk Insurance Agency, Inc. in Los Angeles.

     RAYMUNDO MARES, Director. Member of the Executive Committee and Chairman of the Board of Directors of El Campo Santo, Inc. Mr. Mares is a retired employee of the maintenance department of the University of New Mexico.

     CARMEL CHAVEZ, Director. Alternate member of the Executive Committee and Director of El Campo Santo, Inc. Mr. Chavez is a retired employee of the Albuquerque Public Schools.

     JOSIE G. CASTILLO, Director. Alternate member of the Executive Committee, Vice Chairman of El Campo Santo, Inc. and member of the Disclaimer Committee. Ms. Castillo retired in 1995 from the Human Services Department of the State of New Mexico.

     CARLOS SAAVEDRA, Director. Alternate member of the Executive Committee and Chairman of the Disclaimer Committee. Dr. Saavedra is a former director of bilingual education for the Colorado Department of Education and the Oakland Unified School District, Oakland, California. Dr. Saavedra retired from education in 1985.

     ABELINO HERRERA, Director. Alternate member of the Executive Committee and member of the Disclaimer Committee. Mr. Herrera was employed as a mailman by the Albuquerque Public Schools until 1981, when he retired.