Form 10KSB, Exhibit 13
period 1996-06-30
WESTLAND DEVELOPMENT CO INC
filed 1996-09-26
CIK 106423

September 27, 1996


Dear Shareholders:

1996 marked another successful year for Westland! With New Mexico growing rapidly, Westland has benefited from the expansion of the manufacturing and residential sectors on the west side. The Company's future prospects are bright, and we will continue to ensure that our shareholders benefit from our success.

With the increased tempo of change in Albuquerque, careful planning is a high priority. Whether it is working with major developers to investigate a variety of land use possibilities or cooperating with government officials to ensure the timely implementation of infrastructure (e.g. utilities), Westland is dedicated to building the future of the west side on a solid foundation.

The driving force behind our various projects is, and always will be, the preservation of the Company and its heritage for our future heirs. Seven years ago, this future was endangered: we do not know of another company in Albuquerque that has had to overcome such enormous obstacles just to survive. But with the strength that our people have always shown, we not only have survived, but thrived since that time.

On August 27, 1996 you received the sixth dividend the Company has paid over the last five years. We will continue to strive to provide dividends to you from profits every year. Our sincere "thanks" to so many of you who called with appreciation of our efforts on your behalf. We also wish to thank the numerous shareholders who offer prayers for myself, the Board, and our Company's continued success.

Sincerely,



Barbara Page
President & Chief Executive Officer


P.S. The Annual Meeting will be held on November 1, 1996 at the Double Tree Hotel, 201 Marquette NW on the first floor in the Ulam Salons II and III.


BUSINESS OF WESTLAND

     Westland owns a large tract of land consisting of approximately 59,000 acres (the "Land") located on the west side of the City of Albuquerque, New Mexico. Most of the Land is held for long-term investment and is leased to others for grazing purposes while the balance is held for development, sales and leasing activities. Approximately 48,000 acres of this Land were originally part of the Atrisco Land Grant, which was granted to a group of Spanish settlers in 1692.

     Approximately 700 acres within the monument boundary remain to be purchased by National Park Service for the Petroglyph National Monument.

     Westland generates cash internally through its land operations (grazing leases, real estate sales and commercial leases) and externally through long and short-term borrowing. The profitability and resulting cash flows of Westland's land operations depend on numerous factors, such as demand for grazing leases, land leases, supply of competitively priced, developed or undeveloped, properties for residential, industrial or commercial uses. Over the long term, Westland expects that residential and industrial growth on Albuquerque's west side will increase demand for Westland's Land, thus increasing Westland's ability to generate revenue from land development and sales. In the short term, however, periodic local economic conditions may decrease the number of land sales and hinder development, such as during the period from 1986 through 1992.

     Westland's basic business philosophy has been to hold certain areas of the land in trust for shareholders and to enhance the value of other areas of the Land through careful planning and development to assure perpetual benefit to the Company and its shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     In the past fiscal year, land sales increased over the prior year as the Company continued sales of improved residential lots to builders and acquired an additional property leased by a large national retailer. Increased land revenues are due to not only the recovery of the housing market in the U.S., but also Westland's strategy initiated in fiscal 1994 to generate more revenue by developing infrastructure and selling finished lots to builders rather than land sales, as well as investment in long-term single tenant leased buildings.

     During the last fiscal year there were no sales of lands to the National Park Service ("NPS") as part of its acquisition of the lands included in the Petroglyph National Monument. In 1994, such sales were $1,058,000 or 43% of total revenue and in 1995, $329,000 or 11% of revenue.

     With the recovery of the real estate business in Albuquerque, Management continues to believe that the Company is no longer as dependent on large bulk sales of its Land and that its income will continue to strengthen with the sale of small improved parcels and lots, even though the costs associated with such sales will always be a larger percentage of revenue than the expenses associated with large bulk sales. Albuquerque continues to be one of the fastest growing cities in the Southwest and, because of certain geographical and other limitations on its growth, Westland's Lands lie directly in the path of future predictable growth patterns. Sales of improved residential lots in 1996 were approximately $1,147,000, compared to sales of approximately $745,000 in fiscal 1995.

     Westland's future revenues will continue to be largely dependent upon the sale of land. The Company's assets are illiquid, comprising principally undeveloped land. Sales are dependent upon the market conditions in Albuquerque, New Mexico, which now appear to have recovered from the depressed state of several years ago.

     Westland anticipates making capital commitments for land development projects over the next few years if the economy and opportunities continue to improve to the extent that such expenditures would be warranted. Capital commitments may include assessments for roads and water and sewer lines on its land. Infrastructure improvements are paid for by assessments which increase the value of Westland's land and make further development possible. Westland intends to incur capital expenditures when management determines such investments will increase the value of the Land and generate future revenue.

     Land is Westland's principal capital resource, and is valued, for financial accounting purposes, at its 1907 value plus the cost of improvements, Westland's balance sheet does not reflect the actual current value of this asset. The Company has no current appraisals of the Land and, therefore, the actual value of the land is not known. The carrying value of the Land was decreased during the fiscal year ended June 30, 1996, primarily to reflect land sales. The carrying value will be increased or decreased regularly as Westland acquires, sells or develops parcels of land. Management believes the June 30, 1996 carrying value of the Land is substantially less than the current market value of the land. Westland's balance sheet also segregates income-producing properties which consist of commercial real estate and improvements. The actual value of Westland's land varies, depending on national and local market conditions and the amount and proximity of roads, utilities and other amenities to the land under development. As Albuquerque continues to grow, the land value of both developed and undeveloped Land should increase.

     The company is continuing to study the feasibility of establishing various agricultural developments for portions of its Land. Such development is contingent on the availability of adequate water.

     Westland is moving forward on the establishment of its Sector Plan in the area north of Interstate 40 and south of the area designated for the Petroglyph National Monument between Unser and Paseo del Volcan for the development of that portion of its properties. Although the Sector Plan was initially filed with the City of Albuquerque, the City could not furnish any assurance that water and sewer services would be made available in a reasonable period of time, which resulted in the Plan being withdrawn from the City while the Company has been working with Bernalillo County to determine if those services can be furnished by the County. The Sector plan excludes land located in the Monument.

Financial Condition:

     During fiscal 1996, total assets increased to $15,488,167 from $13,182,499, while liabilities increased from $8,214,689 to $10,290,537 . This was the result of the Management's efforts to replace lands sold through investments to defer taxes. During fiscal 1996 the Company invested $3,065,764 in income producing and other properties and the accompanying borrowing on notes and mortgages, which amounted to $2,618,398. This significant net investment along with the increase in deposits of cash for the retirement of bonds outstanding and payment of dividends of $475,624 decreased cash and equivalents by $1,045,765, even though operations provided $1,311,720.

     As a result, in fiscal 1996, the Company finalized an arrangement with a local bank for a $2,000,000 line of credit, collateralized by certain real property. The purpose of the line of credit is to provide funds necessary for its continued expansion. At June 30, 1996, only $1,000,000 was available until interim financing on the newly acquired property at Coors and Central is repaid.

     During fiscal 1997, the Company will be obligated to pay income tax of approximately $144,000 should replacement properties totaling $360,000 for lands sold to the National Park not be acquired.

     Management believes that the uncommitted balance of cash, cash equivalents, investments and its borrowing capacity are sufficient to meet all of the Company's obligations during 1997 without considering additional revenues that may be generated during that period.

Results of Operations:

     In 1996, land revenues increased by $1,497,441 from $2,836,926 in 1995 to $4,334,367. The related cost of land revenues increased to $1,708,993, or $1,180,598 from $528,395 in fiscal 1995. Management expects this trend of increasing cost of sales to continue as more and smaller tracts are sold. Rental revenue increased from $112,666 to $394,419 due to the acquisition of large, single tenant properties, and the related costs increased from $30,525 to $119,862. These increases are expected to continue as the Company expands its activities in these areas.

MARKET  PRICE  OF  AND  DIVIDENDS  ON  WESTLAND'S   COMMON  EQUITY  AND  RELATED
STOCKHOLDER MATTERS

     Because ownership of Westland's stock is restricted in the manner discussed below, no established public trading market exists for Westland's outstanding shares and, to the best of Westland's knowledge, no dealer has made, is making, or is attempting to create such a market from which to determine an aggregate market value of any of Westland's stock. In 1989, Westland entered into an arrangement with an independent stockbroker to broker transactions in Westland's stock between shareholders. The broker has informed Westland that the price at which Westland's common stock had been bought and sold by Westland's shareholders during the last two fiscal years and during the ninety (90) days preceding this date of this report shares has consistently been $9.50 to $10.00 per share.

     Since 1982, the outstanding shares have been subject to restrictions imposed by a majority of Westland's shareholders who amended Westland's Articles of Incorporation. Those Articles prohibit (with certain limited exceptions) transfer of Westland stock to persons other than lineal descendants of the original incorporators of the Town of Atrisco (a New Mexico Land Grant Corporation).

     The following table sets forth the approximate number of holders of record of each class of Westland's common stock as of September 15, 1996:

                                             Number of
      Title of Class                         Record Holders

No Par Value Common                              5366
$1.00 Par Value Common        Class A               0
$1.00 Par Value Common        Class B              16

     Dividends: During each of the last two (2) fiscal years ended June 30, 1995 and June 30, 1996, Westland declared and paid cash dividends to shareholders, aggregating a total during the two years of $1,243,333. Also, subsequent to June 30, 1996, the Company has paid an additional cash dividend of $0.60 per share for an aggregate of $480,125.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORMS 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 1996 TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON SEPTEMBER 20, 1996. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO DAVID C. ARMIJO, SECRETARY, WESTLAND DEVELOPMENT CO., INC., 401 COORS BOULEVARD, N.W., ALBUQUERQUE, NEW MEXICO 87121.



               Report of Independent Certified Public Accountants
               --------------------------------------------------

Stockholders
Westland Development Co., Inc.

We have audited the accompanying balance sheet of Westland Development Co., Inc., as of June 30, 1996, and the related statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Development Co., Inc., as of June 30, 1996, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.


                                                              Grant Thornton LLP


Oklahoma City, Oklahoma
August 22, 1996

                       Westland Development Company, Inc.
                                 BALANCE SHEET
                                 June 30, 1996

     ASSETS
Cash and cash equivalents .........................................................................                     $  2,183,758

Receivables
     Real estate contracts (note B) ...............................................................    $    363,660
          Less related deferred profit ............................................................         (96,567)
                                                                                                       ------------
                                                                                                            267,093
     Note receivable - related party (note M) .....................................................          70,176
     Other accounts receivable ....................................................................          49,001
     Accrued interest .............................................................................           1,549          387,819
                                                                                                       ------------
Land and improvements held for future development (notes C and E) .................................                        5,116,421

Income-producing properties, net (notes D and E) ..................................................                        6,396,422

Property and equipment, net of accumulated depreciation of $349,769 (note E) ......................                          396,476

Investments in partnerships and joint ventures ....................................................                          451,461

Other (note E) ....................................................................................                          555,810
                                                                                                                        ------------

                                                                                                                        $ 15,488,167
                                                                                                                        ============

     LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable, accrued expenses, and other liabilities .........................................                     $    562,139
Accrued interest payable ..........................................................................                           61,531
Deferred income taxes (note F) ....................................................................                        3,233,000
Notes, bonds, mortgages, and assessments payable (note E) .........................................                        6,433,867
                                                                                                                        ------------

                         Total liabilities ........................................................                       10,290,537

Commitments and contingencies (notes E, K, and L) .................................................                             --

Stockholders' equity (note G)
     Common stock - no par value; authorized, 736,668 shares; issued and outstanding,
        716,608 shares ............................................................................           8,500
     Class A common stock - $1 par value; authorized, 736,668 shares; issued, none ................            --
     Class B common stock - $1 par value; authorized, 491,112 shares; issued and outstanding,
        78,600 shares .............................................................................          78,600
     Additional paid-in capital ...................................................................         547,702
     Retained earnings ............................................................................       4,562,828        5,197,630
                                                                                                       ------------     ------------

                                                                                                                        $ 15,488,167
                                                                                                                        ============

         The accompanying notes are an integral part of this statement.

                       Westland Development Company, Inc.
                             STATEMENTS OF EARNINGS
                              Year ended June 30,


                                                        1996            1995
                                                    -----------     -----------

Revenues
     Land ......................................    $ 4,334,367     $ 2,836,926
     Deferred profit recognized
          on installment sales .................         37,615          57,941
     Rentals ...................................        394,419         112,666
                                                    -----------     -----------
                                                      4,766,401       3,007,533

Costs and expenses
     Cost of land revenues .....................      1,708,993         528,395
     Cost of rentals ...........................        119,862          30,525
     Other general and administrative ..........      1,813,152       1,698,723
     Loss on trading securities ................           --             2,576
     Legal .....................................         81,980         171,577
                                                    -----------     -----------
                                                      3,723,987       2,431,796
                                                    -----------     -----------

               Operating income ................      1,042,414         575,737

Other (income) expense
     Interest income ...........................       (101,974)       (135,852)
     Gain on sale of property and equipment ....           (200)         (1,958)
     Other income ..............................       (156,889)       (130,633)
     Interest expense ..........................        365,458         125,631
                                                    -----------     -----------
                                                        106,395        (142,812)
                                                    -----------     -----------

               Earnings before income taxes ....        936,019         718,549

Income tax expense (note F) ....................        372,000         330,200
                                                    -----------     -----------

               NET EARNINGS ....................    $   564,019     $   388,349
                                                    ===========     ===========

Weighted average common and common
     equivalent shares outstanding .............        792,927         770,242
                                                    ===========     ===========

Earnings per common and common
     equivalent shares .........................    $       .71     $       .50
                                                    ===========     ===========

        The accompanying notes are an integral part of these statements.

                       Westland Development Company, Inc.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                       Years ended June 30, 1996 and 1995

                                                      Class A             Class B
                               Common stock         Common stock        Common stock
                               no par value         $1 par value        $1 par value        Additional
                            ------------------    ----------------    ------------------     paid-in      Retained
                             Shares     Amount    Shares    Amount    Shares     Amount      capital      earnings         Total
                            --------   -------    ------    ------    ------    --------    ---------    -----------    -----------
Balances at July 1, 1994    716,608    $ 8,500      --      $ --      51,100    $ 51,100    $ 378,677    $ 4,853,792    $ 5,292,069

Net earnings ............      --         --        --        --        --          --           --          388,349        388,349

Options exercised .......      --         --        --        --      10,000      10,000       45,100           --           55,100

Cash dividends paid -
     $1.00 per share ....      --         --        --        --        --          --           --         (767,708)      (767,708)
                            -------    -------    ------    ------    ------    --------    ---------    -----------    -----------

Balances at June 30, 1995   716,608      8,500      --        --      61,100      61,100      423,777      4,474,433      4,967,810

Net earnings ............      --         --        --        --        --          --           --          564,019        564,019

Options exercised .......      --         --        --        --      17,500      17,500      123,925           --          141,425

Cash dividends paid -
     $.60 per share .....      --         --        --        --        --          --           --         (475,624)      (475,624)
                            -------    -------    ------    ------    ------    --------    ---------    -----------    -----------

Balances at June 30, 1996   716,608    $ 8,500      --      $ --      78,600    $ 78,600    $ 547,702    $ 4,562,828    $ 5,197,630
                            =======    =======    ======    ======    ======    ========    =========    ===========    ===========

           The accompanying notes are an integral part of this statement.

                       Westland Development Company, Inc.
                            STATEMENTS OF CASH FLOWS
                              Year ended June 30,
                                                                                                        1996               1995
                                                                                                    ------------       ------------
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
  Cash received from land sales and collections on real estate contracts receivable ..........      $  4,771,163       $  2,199,392
   Development and closing costs paid on land sales ..........................................        (1,156,070)        (1,721,712)
   Cash received from rental operations ......................................................           357,025             87,102
   Cash paid for rental operations ...........................................................           (57,359)           (23,599)
   Cash paid for property taxes and maintenance ..............................................          (208,155)          (126,661)
   Purchase of trading securities ............................................................              --           (9,001,032)
   Proceeds on sale of trading securities ....................................................              --           10,920,073
   Interest received .........................................................................            85,197            137,115
   Interest paid .............................................................................          (356,765)          (125,529)
   Income taxes received (paid) ..............................................................          (184,320)            49,800
   Legal and other general and administrative costs paid .....................................        (2,101,085)        (1,504,041)
   Other .....................................................................................           162,089            123,693
                                                                                                    ------------       ------------

               Net cash provided by operating activities .....................................         1,311,720          1,014,601

Cash flows from investing activities
   Capital expenditures ......................................................................        (1,096,068)        (3,629,023)
   Sinking fund deposit ......................................................................              --             (256,385)
   Investments in partnerships and joint ventures ............................................          (346,298)           (30,158)
   Proceeds from the sale of assets ..........................................................               200               --
                                                                                                    ------------       ------------

               Net cash used in investing activities .........................................        (1,442,166)        (3,915,566)

Cash flows from financing activities
   Borrowings on notes, mortgages, and assessments payable ...................................           995,000          2,873,864
   Repayments of notes, mortgages, and assessments payable ...................................          (219,400)          (133,721)
   Exercise of stock options .................................................................            96,425             55,100
   Payment of dividends ......................................................................          (475,624)          (767,708)
                                                                                                    ------------       ------------

               Net cash provided by financing activities .....................................           396,401          2,027,535
                                                                                                    ------------       ------------

               NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..........................           265,955           (873,430)

Cash and cash equivalents at beginning of year ...............................................         1,917,803          2,791,233
                                                                                                    ------------       ------------

Cash and cash equivalents at end of year .....................................................      $  2,183,758       $  1,917,803
                                                                                                    ============       ============


Reconciliation of Net Earnings to Net Cash Provided by Operating Activities

Net earnings .................................................................................      $    564,019       $    388,349
Adjustments to reconcile net earnings to net cash provided by operating activities
      Depreciation ...........................................................................           138,778             45,281
      Gain on sale of property and equipment .................................................              (200)            (1,958)
      Sale of land for real estate contract ..................................................          (228,664)          (425,827)
      Collections on real estate contracts receivable ........................................           487,779             96,387
      Profit recognized on installment sales .................................................           (37,614)           (57,941)
      Deferred income taxes ..................................................................           (32,000)           247,000
      Change in
         Income taxes receivable/payable .....................................................           190,309            133,000
         Trading securities ..................................................................              --            1,919,041
         Other accounts receivable ...........................................................           180,310           (190,015)
         Accrued interest receivable .........................................................               828               (573)
         Land and improvements held for future development ...................................           552,923         (1,417,088)
         Other assets ........................................................................           (68,488)             5,056
         Accounts payable, accrued expenses, and other liabilities ...........................          (444,952)           266,259
         Accrued interest payable ............................................................             8,692              7,630
                                                                                                    ------------       ------------

                  Net cash provided by operating activities ..................................      $  1,311,720       $  1,014,601
                                                                                                    ============       ============

Noncash investing and financing activities:

In June, 1996, the Company assumed a $1,623,398 construction loan as part of the purchase of a commercial building to be completed.

During the year ended June 30, 1996, the Company realized approximately $45,000 of tax benefits from deductible compensation related to the exercise of stock options.

During the year ended June 30, 1995, the Company exchanged an account receivable of $100,000 for a partnership interest and contributed land with a cost of approximately $22,000 to a partnership. In addition, assessments payable of approximately $25,000 were assumed by the purchaser in association with certain land sales.

        The accompanying notes are an integral part of these statements.

                       Westland Development Company, Inc.
                         NOTES TO FINANCIAL STATEMENTS
                             June 30, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES

1. History of Company and Beginning Basis of Financial Reporting

In 1892, the descendants of the owners of a land grant deeded in 1692 by the Kingdom of Spain became incorporators of a land grant corporation named Town of Atrisco. Ownership of the Town of Atrisco was based on proportionate ownership of the land grant. In 1967, the Town of Atrisco was reorganized and became Westland Development Co., Inc. (the "Company"), with the heirs receiving shares in the Company in proportion to their ancestors' interests in the Town of Atrisco corporation. The net assets of $232,582 at the date of reorganization were assigned as follows:

     Value of no par common stock as
          stated in the Articles of Incorporation      $    8,500
     Additional paid-in capital                           224,082
                                                       ----------
                                                       $  232,582
                                                       ==========

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

The Company includes its wholly-owned subsidiary, El Campo Santo, Inc., on a consolidated basis. El Campo Santo, Inc. is a wholly-owned nonprofit corporation created to manage cemeteries set aside on Company land for the stockholders. El Campo Santo, Inc. has no significant assets, liabilities, or operations. All material intercompany accounts and transactions have been eliminated.

2.   Nature of Operations

The Company develops, sells, or leases its land holdings, all of which are located near Albuquerque, New Mexico. The Company may use joint ventures or participation in limited partnerships to accomplish these activities. Revenue sources for the years ended June 30, 1996 and 1995 consist primarily of proceeds from vacant land sales and rentals from developed properties, such as single-tenant retail stores and office space. Land sales are primarily to commercial developers and others in the Albuquerque area and certain governmental agencies, and the terms of sale include both cash and internal financing by the Company. Such sales are collateralized by the land. The Company has relied primarily upon cash land sales over the past several years due to the collection risk associated with real estate contracts.

3.   Cash and Cash Equivalents

Cash and cash equivalents are considered to include highly liquid investments with maturities of three months or less and money market funds.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and in money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

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

5.   Income-Producing Properties and Property and Equipment

Income-producing properties and property and equipment are stated at cost, less accumulated depreciation, computed on a straight-line basis over their estimated lives of three to thirty years. The cost of the building in which the Company has its offices, a portion of which is rented to others, has been allocated to property and equipment and income-producing properties based upon square footage.

6.   Recognition of Income on Real Estate Transactions

The Company recognizes the entire gross profit on sales where the down payment is sufficient to meet the requirements for the full-accrual method. Transactions where the down payment is not sufficient to meet the requirements for the full-accrual method are recorded using the deposit or installment method. Under the deposit method, cash received is recorded as a deposit on land sale. Under the installment method, the Company records the entire contract price and the related costs at the time the transaction is recognized as a sale. Concurrently, the gross profit on the sale is deferred and is subsequently recognized as revenue in the statements of earnings as payments of principal are received on the related contract receivable.

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

11.  Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the June 30, 1996 presentation.

12.  Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

13.  Recently Issued Accounting Pronouncement

The Financial Accounting Standards Board has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement 121 also addresses the accounting for long-lived assets for which disposal is expected. The Company will adopt Statement 121 in the first quarter of the year ended June 30, 1997; however, the effect of adoption has not been determined.


NOTE B - REAL ESTATE CONTRACTS RECEIVABLE

Real estate contracts receivable are summarized as follows at June 30, 1996:

     Promissory note from developer,
     noninterest-bearing, due September 12, 1996;
     collateralized by land                                      $228,664

     Contracts, due in aggregate annual
     installments of $56,649, with interest
     rates ranging from 10% to 12%; collateralized
     by land                                                      134,996
                                                                 --------

                                                                 $363,660
                                                                 ========

Principal collections (based upon stated contract maturities and assuming all delinquent amounts will be collected in 1997) due on the real estate contracts receivable for the years ending June 30 are as follows:

                    1997                     $273,355
                    1998                       14,246
                    1999                       65,501
                    2000                        2,100
                    2001                        2,353
                    Thereafter                  6,105
                                             --------

                                             $363,660
                                             ========


NOTE C - LAND AND IMPROVEMENTS HELD FOR FUTURE DEVELOPMENT

The Company estimates that it presently owns in excess of 58,000 acres of land, primarily including land located within the boundaries of the Town of Atrisco Land Grant and land located elsewhere which the Company has acquired since incorporation. Plans for ultimate development of the properties have not been finalized.

Land and improvements consist of the following at June 30, 1996:

     Land                                                        $1,061,702
     Improvements                                                 4,054,719
                                                                 ----------

                                                                 $5,116,421
                                                                 ==========


NOTE D - INCOME-PRODUCING PROPERTIES

Income-producing properties consist of two single-tenant retail store buildings, one single-tenant retail store under construction, and one-half of the Company's office building and are summarized as follows at June 30, 1996:

     Buildings and equipment                           $2,926,390
          Less accumulated depreciation                   191,193
                                                       ----------
                                                        2,735,197
     Land                                                 966,939
     Construction in progress                           2,694,286
                                                       ----------

                                                       $6,396,422
                                                       ==========

The Company's rentals from income-producing properties are principally obtained from tenants through rental payments as provided for under noncancelable operating leases. The lease terms range from one to twenty years and typically provide for guaranteed minimum rent, percentage rent, and other charges to cover certain operating costs.

Minimum future rentals from income-producing properties on noncancelable tenant operating leases as of June 30, 1996 are as follows:

     Year ending June 30

          1997                               $   551,000
          1998                                   543,000
          1999                                   558,000
          2000                                   541,000
          2001                                   535,000
          Thereafter                           4,309,000
                                             -----------

                                             $ 7,037,000
                                             ===========


NOTE E - NOTES, BONDS, MORTGAGES, AND ASSESSMENTS PAYABLE

Notes, bonds, mortgages, and assessments payable are summarized as follows at June 30, 1996:

     Mortgage notes with a bank, due in
     aggregate monthly installments of
     $4,650 at June 30, 1996, including
     interest at 7.5%, due at various
     dates from August, 1998 through November,
     1999; collateralized by income-producing
     properties and related equipment                                 $  292,916

     Assessments for the installation of
     water and sewer lines and paving, with
     semiannual payments of $24,700 for the
     year ending June 30, 1997 and $5,428
     semiannual payments through January, 2002,
     plus interest at 7.5%; collateralized by
     land and improvements with an approximate
     equal carrying value                                                 73,826

     Promissory note with an insurance company,
     due in monthly installments of $17,970
     through May, 2015, including interest at
     9.37%; collateralized by income-producing
     properties                                                        1,907,636

     Note payable to an investment corporation,
     due in monthly installments of $6,893 through
     September, 2015, including interest at 8.75%;
     collateralized by income-producing properties                       767,542

     Bonds payable, due June 30, 1998, with annual
     interest at 7%; collateralized by partial
     proceeds of sale of land for national park                          625,900

     Promissory note with developer, due December 14,
     1998, bearing interest at 6%; collateralized by
     land and improvements held for future development                   194,074

     Notes payable to a finance company, due in
     aggregate monthly installments of $1,570,
     including interest at rates ranging from 9.75%
     to 11%, due at various dates through July, 1999;
     collateralized by vehicles                                           33,575

     Revolving $1,000,000 note payable to bank;
     due December 1, 1996, with interest payable
     quarterly at 9.25%; collateralized by land                          915,000

     Mortgage note with a bank, due in quarterly
     installments of  $61,537 at June 30, 1996,
     including interest at prime plus 0.5%, due
     April 16, 1997; collateralized by land                            1,623,398
                                                                       ---------

                                                                      $6,433,867
                                                                      ==========

The Company has general obligation bonds outstanding of $625,900 which provide for 7% annual interest payments and mature June 30, 1998. Pursuant to the bond indenture, the Company must deposit with the bond trustee an amount not to exceed 20% of the face amount of all such issued and outstanding Series B bonds less the amount of interest accumulated or accrued on funds previously deposited pursuant to the terms of the agreement, or 20% of the Company's net income from the sale of such properties, whichever is less. As of June 30, 1996, all required deposits due July 15, 1995 were on deposit with the bond trustee and are included in other assets in the amount of $410,024. The Company may redeem the bonds prior to maturity by payment of the principal amount plus a premium of 2% of the principal balance, plus accrued interest, through the date of redemption. The bonds are collateralized by 20% of the net income, as defined in the bond indenture, to be received from the sale of approximately 2,000 acres of land to the United States Government for inclusion in the Petroglyph National Monument (Note K).

The Company maintains a line of credit with a bank which provides a maximum of $2,000,000 (limited to $1,000,000 until a mortgage with the same bank is paid in full) at the bank's prime rate of interest and is collateralized by specific tracts of land. Interest is payable quarterly with the balance payable at maturity, December 1, 1996. At June 30, 1996, the Company had approximately $75,000 of outstanding letters of credit to the City of Albuquerque in connection with subdivision improvements done for the Company.

Aggregate required principal payments of the notes, bonds, mortgages, and assessments payable as of June 30, 1996 are as follows:

           Year ending June 30
               1997                               $2,885,256
               1998                                  737,665
               1999                                  297,879
               2000                                   82,118
               2001                                   84,331
               Thereafter                          2,346,618
                                                  ----------

                                                  $6,433,867
                                                  ==========


NOTE F - INCOME TAXES

An analysis of the deferred income tax assets and liabilities as of June 30, 1996 is as follows:

     Deferred tax assets
          Tax loss and contribution carryforwards                    $  240,400
          Accrued expenses                                               71,155
          Investments                                                    69,125
          Property, equipment, and land                                 131,066
          Other                                                          31,052
          Valuation allowance                                          (220,618)
                                                                     ----------
                                                                        322,180

     Deferred tax liabilities
          Deferred tax gain on involuntary conversion of land         3,555,180
                                                                     ----------

                    Net deferred tax liability                       $3,233,000
                                                                     ==========

Income  tax  expense  (benefit)  for  continuing   operations  consists  of  the
following:

                                                                  June 30,
                                                            -------------------
                                                              1996       1995
                                                            --------   --------
     Current
          Federal                                           $363,000   $ 83,200
          State                                               41,000         -
                                                            --------   --------
                                                             404,000     83,200

     Deferred
          Federal                                           (29,000)    209,950
          State                                              (3,000)     37,050
                                                            --------   --------
                                                            (32,000)    247,000
                                                            --------   --------

                                                            $372,000   $330,200
                                                            ========   ========

The income tax provision for continuing operations is reconciled to the tax computed at statutory rates as follows:

                                                                  June 30,
                                                            -------------------
                                                              1996       1995
                                                            --------   --------

     Tax expense at statutory rates                         $318,247   $244,307
     State income taxes at statutory rates                    56,161     43,113
     Adjustment of estimated income tax
          liabilities of prior year                           41,078    (49,800)
     Change in valuation allowance                           (88,050)    92,786
     Nondeductible expenses                                   29,490         -
     Other                                                    15,074       (206)
                                                            --------   --------

               Total expense from continuing operations     $372,000   $330,200
                                                            ========   ========

A valuation allowance of approximately $220,000 has been recognized at June 30, 1996 based on estimates of tax assets which are not likely to be realized in the future. Significant changes in assumptions concerning future taxable income and deductions may cause changes in the valuation allowance.


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

The following summarizes, at June 30, 1996, the number of shares of common stock which, upon judicial determination, can be distributed (no par) or offered for sale (Class A) to stockholders of record as of the date of incorporation:

                                                                Price
                                           Number       ------------------------
                                             of           Per
                                           shares        share          Total
                                           -------      -------       ----------
     Shares issuable
          No par value common                5,047      $    -        $       -
          Class A, $1 par value common     736,668         1.45        1,068,169
                                           -------                    ----------

                                           741,715                    $1,068,169
                                           =======                    ==========

There is no established market value for the Company's common stock. At June 30, 1996, 716,608 shares of the Company's no par value common stock were issued and outstanding. Of the 5,047 shares of no par value common stock issuable, 1,872 shares may be issued in connection with eliminating fractional shares which resulted from the determinations made by the Court in the heirship case and 3,175 shares represent shares for which the Court in the heirship case ruled that no incorporator or heirs existed. The Company also has reacquired and canceled 15,013 shares of no par value common stock which have been constructively retired. These shares have not been formally retired and, as such, may be issuable to stockholders of record as of the date of incorporation.

During 1985, the stockholders of the Company approved a stock option plan for certain directors and employees. During 1987, the plan was terminated. At the time of termination, options for 48,000 Class B shares had been granted at $5.51 per share and expire in December, 1996. At June 30, 1996 and 1995, options for 20,500 and 38,000 Class B shares, respectively, were exercisable. Options for 17,500 shares were exercised during 1996 and 10,000 were exercised during 1995. The Company realized approximately $45,000 in the reduction of income taxes relating to compensation recognized by the directors and employees for the excercise of the options. The reduction in income taxes was not included in earnings but has been reflected as additional paid-in capital.


NOTE H - SEGMENT INFORMATION

The Company operates primarily in two industry segments. They are as follows:

Land - Operations involve the development and sale of tracts, both residential and commercial. In addition, included are incidental revenues from leasing of grazing rights.

Rentals - Operations involve rentals from two single-tenant retail store buildings, one single-tenant retail store under construction, and one-half of the Company's office building.

Financial information for each industry segment is summarized as follows:

                                                       Land          Rentals
                                                    ----------     -----------
     1996
          Revenues                                  $4,371,982     $   394,419
          Operating profit                           2,662,989         274,557
          Identifiable assets                        5,774,766       6,792,172
          Capital expenditures                              -        2,724,320
          Depreciation                                      -           95,823

     1995
          Revenues                                  $2,894,867     $  112,666
          Operating profit                           2,366,472         82,141
          Identifiable assets                        6,341,330      3,807,369
          Capital expenditures                              -       3,688,900
          Depreciation                                      -          16,508

Other corporate assets consist primarily of cash, furniture, equipment, and one-half of an office building, of which the remaining one-half is included in income-producing properties.


NOTE I - BENEFIT PLAN

The Company has a Simplified Employee Pension (SEP/IRA) plan under section 408(k) of the Internal Revenue Code. The Company annually may make a voluntary matching contribution of a maximum of 11% of each eligible employee's compensation. Company-contribution expense was approximately $53,000 and $47,000 for 1996 and 1995, respectively.


NOTE J - SALES TO MAJOR CUSTOMERS

Sales to major customers are summarized as follows:

During the year ended June 30, 1996, sales to two customers individually accounted for 24% and 18% of total revenues.

During the year ended June 30, 1995, sales to four customers individually accounted for 26%, 16%, 15%, and 13% of total revenues.


NOTE K - SALE OF LAND FOR NATIONAL PARK

On June 28, 1990, the Petroglyph National Monument ("National Monument") was established by an act of the United States Congress ("Congress"). Under the bill passed by Congress, the National Park Service is authorized to acquire acreage within the National Monument using funds specifically appropriated by Congress each year. In 1995, approximately 24 acres were transferred to the National Park Service for cash of $329,900. The Company's remaining land within the National Monument boundary of approximately 665 acres is expected to be sold in a series of transactions over the next several years.


NOTE L - LITIGATION

The Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management, based upon advice of counsel, would not have a material effect on the Company's financial position.


NOTE M - RELATED PARTY TRANSACTIONS

The Company purchases its directors' and officers' liability insurance through a corporation controlled by a member of the Board of Directors. Total premiums for this policies paid in 1996 and 1995 were $68,000 and $60,000, respectively.

The Company loaned $70,500 to a joint venture partner during the year ended June 30, 1996. The note is payable in monthly installments of $758 including interest at 10% and is collateralized by developed property. The note matures April, 2006.

During the year ended June 30, 1995, the Company acquired certain property from an ownership group which included a member of the Board of Directors. Under the sales agreement, the Board member received proceeds in the amount of $74,090.


NOTE N - FINANCIAL INSTRUMENTS

The following table includes various estimated fair value information as of June 30, 1996 as required by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"). Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in SFAS 107 and does not purport to represent the aggregate net fair value of the Company. The carrying amounts in the table are the amounts at which the financial instruments are reported in the financial statements.

All of the Company's financial instruments are held for purposes other than trading.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

1.   Cash and Cash Equivalents

The carrying amount approximates fair value because the Company has the contractual right to receive immediate payment on the deposit accounts.

2.   Real Estate Contracts Receivable

Long-term notes receivable are generally collateralized by real estate and accrue interest at rates from 10% to 12%. Because the ultimate collectibility of these notes is not reasonably assured, it is not practicable to estimate fair value. Short-term notes are valued at the present value of future cash flows based on the current rates at which similar loans would be made to purchasers with similar credit ratings.

3.   Other Notes Receivable

Other notes receivable are valued at the present value of future cash flows based on the current rates at which similar loans would be made to borrowers with similar credit ratings.

4.   Fixed Rate Long-Term Debt

The discounted amount of future cash flows using the Company's current incremental rate of borrowing for similar liabilities is used to estimate fair value.

5.   Floating Rate Long-Term Debt

The carrying amount approximates fair value because interest rates adjust to market rates.

The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 1996 are as follows:

                                                    Carrying      Estimated
                                                     amount       fair value
                                                   ----------     ----------
 Financial assets
    Cash and cash equivalents                      $2,183,758     $2,183,758
    Real estate contracts
       For which it is not practicable
       to estimate fair value                         134,996             -
       Short-term real estate contract                228,664        224,154
    Other notes receivable                             70,176         70,176
 Financial liabilities
    Fixed rate long-term debt                      (4,810,469)    (4,727,926)
    Floating rate long-term debt                   (1,623,398)    (1,623,398)


NOTE O - SUBSEQUENT EVENT

On August 9, 1996, the Board of Directors declared a cash dividend of $.60 per common share payable on August 27, 1996 to stockholders of record on August 13, 1996.


                     DIRECTORS OF WESTLAND

SOSIMO S. PADILLA, Chairman of the Board of Directors and Director. Member of the Executive Committee. Mr. Padilla is retired from the circulation department of the Albuquerque Publishing Company and was owner/operator of Western Securities Transportation Corporation for over thirty years.

BARBARA PAGE, President, Chief Executive Officer and Director. Secretary of the Executive Committee. Ms. Page is employed by Westland Development Co., Inc. as its President.

POLECARPIO (LEE) ANAYA, Executive Vice President, Assistant Secretary/Treasurer and Director. Chairman of the Executive Committee. Mr. Anaya was owner/operator of Lee's Conoco.

DAVID C. ARMIJO, Secretary/Treasurer and Director. Mr. Armijo is an insurance broker and serves as President and Chairman of the Board of California's All-Risk Insurance Agency, Inc. in Los Angeles.

CARMEL CHAVEZ, Director. Member of the Executive Committee and the Disclaimer Committee and Vice Chairman of El Campo Santo, Inc. Mr. Chavez is a retired employee of the Albuquerque Public Schools.

JOSIE G. CASTILLO, Director. Vice Chairman of the Executive Committee, Chairman of El Campo Santo, Inc. and member of the Disclaimer Committee. Ms. Castillo is retired from the Human Services Department of the State of New Mexico.

CARLOS SAAVEDRA, Director. Alternate member of the Executive Committee, member of El Campo Santo, Inc. and Chairman of the Disclaimer Committee. Dr. Saavedra is a former director of bilingual education for the Colorado Department of Education and the Oakland Unified School District, Oakland, California. Dr. Saavedra retired from education in 1985.

JOE S. CHAVEZ, Director. Alternate member of the Disclaimer Committee. Mr. Chavez is employed at Galles Chevrolet.

CHARLES V. PENA, Director. Mr. Pena owns and operates CJ's New Mexican Food Restaurant.