Form 10KSB, Exhibit 13
period 1998-06-30
WESTLAND DEVELOPMENT CO INC
filed 1998-09-25
CIK 106423

October 9, 1998


Dear Shareholders:

I am pleased to report your Company continues to make great strides. Our annual meeting this November will be the 10th time I will address you on the condition of the Company as your president. Many successes have come our way during this time and it will be a pleasure to discuss our performance and future plans with you.

Fiscal Year 1999 is taking shape to be an interesting period. Our 6,400 acre Master Plan known as Westland North has been approved by both the Bernalillo County Commission and the Albuquerque City Council. We anticipate the majority of the Company's development activity to take place within the Westland North area for the next 10 to 20 years. Westland North will be key to the ongoing growth of the west side, which continues to be strong.

Currently, we are negotiating with the City of Albuquerque for the expansion of water and sewer service into the Westland North property. While our discussions have not been concluded, in all likelihood Westland will be responsible for the construction of utilities. Infrastructure financing may require the Company to take on new debt and/or increase its land sales to cover development costs. Pay back of the Company's investment will occur as new residents and businesses tie into the water and sewer systems.

During Fiscal Year 1998 the Company sold about 150 acres. Please remember that when management came into office in 1989 the Company owned approximately 49,000 acres. This acreage has been increased to 59,000 acres, 52,000 acres of which are being held for long term investment. Land acquisitions have far exceeded land sales.

Share values have increased significantly over the past 9 years. Shares are now traded among heirs for about $15.00 per share. There are 5,533 shareholders and 802,708 shares outstanding.

We look forward to seeing you at the November 13, 1998 Annual Meeting. We encourage you to vote "yes" on items presented and mail your proxy in as soon as possible. Our future looks bright and we look forward to an even greater year next year.


Sincerely,



Barbara Page
President & Chief Executive Officer





BUSINESS OF WESTLAND

Westland Development Co., Inc., a New Mexico for-profit corporation ("Company"), is the successor to a community land grant corporation named Town of Atrisco, which itself was a successor to a Spanish community land grant named the Atrisco Land Grant. Information concerning the historical background of these predecessor organizations and the conversion in 1967 from a community land grant corporation into a business corporation can be found in the Company's Form 10 and its Form 10-K for the fiscal year ended June 30, 1974. With limited exceptions, only lineal descendants of the incorporators of the Town of Atrisco may own shares of the Company's Common Stock.

The Company's executive offices are located in its own building at 401 Coors Boulevard, N.W., Albuquerque, New Mexico, 87121, telephone (505) 831-9600, on land which was originally part of the Atrisco Land Grant.

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

The Company is the owner of approximately 59,000 acres of land located on the west side of Albuquerque, New Mexico. Most of its property is held for long term investment and is not for sale and is devoted to the cattle grazing. The Company derives revenues through commercial and land leases, partnerships formed for various development projects, lot development sales and bulk land sales to other land developers.

Westland's basic business philosophy has been to hold certain areas of the land in trust for shareholders and to enhance the value of other areas of the land through careful planning and development to assure perpetual benefit to the Company and its shareholders.

The Company believes that it will continue to enter into joint ventures, land developments, ground leases, limited partnerships and, if warranted by available capital, may begin the construction of residential, industrial and commercial structures for lease or sale. The Company's long term business philosophy is to enhance the value of the Company's land through careful planning and development, while retaining ownership of a major portion of the land in perpetuity and simultaneously increasing the value of the Company's stock and to provide dividends for its shareholders, when consistent with the Company's need for a sufficient cash flow to meet current operating expenses.

Narrative Description of Business.

Over the past 16 years, the Company developed six master plans for the development of certain of its properties and, through implementation of those plans, sold approximately 1,350 acres of its lands. Those master plans encompassed approximately 600 to 1,000 acres and are identified as Atrisco Urban Center and El Rancho Atrisco, Phases I through V. These lands, except for the Phase V master plan which was abandoned due the introduction of the Petroglyph National Monument, have now been substantially developed and sold. A master plan (the "Westland Master Plan") encompassing approximately 6,400 acres for the area between Unser and Paseo del Volcan has been approved by Albuquerque and Bernalillo County. Discussions related to the introduction of utilities to the area are ongoing at the time of this Report.

Oil and Gas and Grazing Leases.

Approximately 52,000 acres of the Company's land is not planned for development and is leased to non-affiliated people for cattle grazing. The leases provided rental income of approximately $16,000 in fiscal 1998. During the year the Company agreed to certain rent abatements because of a prolonged drought that severely limited the productive capacity of the land.

During the year the company that held an oil and gas lease to approximately 8,500 acres drilled an exploratory well which was not successful and then abandoned the lease. No further interest in leasing the land has been made by any significant company and it is not known whether there remains any exploratory interest in the land.

The Company also owns and leases certain commercial buildings at an aggregate annual rental of $686,000. (See "Revenue Producing Properties").

Development Properties.

As of June 30, 1998, the Company continued to own approximately 250 acres of a total of 1,600 acres which it developed and sold over the last 16 years. The Westland Master Plan was approved by Bernalillo County in 1997 and was approved by the City of Albuquerque in May of 1998. The effort of the Company and its staff is being devoted to the implementation of the Plan at the earliest possible date. The Company's Master Plan is discussed below:

Westland Master Plan.

As referred to earlier, the Company prepared a master development plan covering approximately 6,400 acres located north of Interstate 40 and south of the area designated for the Petroglyph National Monument, west of Unser Boulevard. The Company and the City of Albuquerque are currently negotiating the conditions through which the City will begin introducing water and sewer utilities to the portions of land that will be initially developed. At the present time, the City is asking that the Company pay the cost of water utilities to zones 3 and 4W and sewer utilities to about one quarter of the master planned area (an estimated total of about $10,000,000), which the Company will recover from the City as lots are sold and the city receives hook-up costs from the developers. If the Company is required to pay those costs, it anticipates doing so through a combination of borrowing and use of portions of its income. In addition, any water rights now owned or subsequently acquired by the Company in the 6,400 acres of the master planned area must be assigned to the City for only that portion of the master planned area to which the City supplies water and sewer service.

It is anticipated that there are not insurmountable obstacles remaining to the beginning of the implementation of the Master Plan. Management expects that the first sale of lands in the master planned area will occur in about two years, barring unforeseen delays.

Other Projects.

1.  Assisted Living Development

As you were previously told, the Company is a Limited Partner in a partnership which built and owned a housing facility for persons in need of some care but who are not otherwise ambulatory. The 40 unit complex was opened in March of 1997, and occupancy was offered through Albuquerque newspapers, but a sufficient occupancy to reach profitability was never obtained. During the year the bank that financed the construction of the project foreclosed and proceeded with efforts to sell the building. The Company reviewed the financial condition of the project and concluded that it was not in the Company's best interest to invest additional resources into the project. The Company's investment in this project was written off its books more than two years ago and no current or future loss on the project will be experienced.

2. ERA Phase I - Volcano Business Park.

Volcano Business Park consists of approximately 22 acres zoned for industrial park uses of which 22 acres have been platted and developed into 11 lots. The Company has entered into a partnership arrangement through which it supervised construction, management and owns 50% of an 172 unit storage facility on approximately 1.7 acres of this property. The facility was completed in December of 1995 and as of August 1, 1998 was approximately 70% occupied.

3.  ERA Phase III  - Commercial, Industrial and Residential Developments

In the mid 1980's, the Company completed the planning of El Rancho Atrisco Phase III Sector Development Plan. Those plans included construction of a total of 200,000 square feet of office space, approximately 100,000 square feet of retail space, 130 acres for industrial usage (Ladera Industrial Park), 51 acres of high density housing and 113 acres of single family housing. During fiscal 1995, the Company sold a 6.3 acre tract which has been developed as an affordable apartment complex. During fiscal 1996 the Company sold a 0.86 acre parcel of land to Diamond Shamrock for the development of a convenience store-gas station at the corner of Unser and Ladera Drive. During fiscal 1996, the Company also sold a tract consisting of approximately 16 acres to a local developer for construction of additional family homes.

The Company joined a limited  liability  corporation for the planning,  approval
and   development  of  an  9.6  acre  tract,  to  be  developed  for  affordable multi-family apartment units. During fiscal 1997, this entire project was sold.

4.  Travel Plaza

Since 1990, the Company has been working to develop about 100 acres of its land for a travel center and related commercial uses. Anticipated users include restaurants, motel-hotel facilities, fueling stations, and other travel/tourist related facilities. During 1995, the Company sold two acres, on which there has now been a truck sales facility developed and in the last year sold the owners of that facility an additional two acres for expansion of that business.

5.  Parkway Subdivision

The Company previously reported that from 1994 through 1997, the Company developed and sold to Sivage Thomas certain developments known as Parkway Units 7 and 8. Sivage Thomas completed building out homes on these Units during the past year and an elementary school, constructed on approximately 11 acres purchased from the Company by Albuquerque Public Schools was opened for classes beginning in the fall of 1998. In 1998, the Company sold Parkway Unit 9 to Sivage Thomas.

6.  Recreation Complex

The Company previously reported that in 1994 it entered into a lease/option arrangement related to approximately 100 acres located north of I-40 on Paseo del Volcan. Because of a default in the terms of the lease/option, during the past year the Company took possession of the property. The lessee had developed a recreation and softball complex on the property, which became the property of the Company upon taking possession of the property. In the summer of 1998, the Company held a Matanza for its shareholders at the softball complex and approximately 600 shareholders and heirs attended and enjoyed food and music. The Company is looking for a purchaser for the facility and in the mean time has leased the facilities on a month to month basis to a temporary operator at a rental of $3,000 per month.

7.  Tierra Oeste

As previously reported, the Company committed approximately 28 acres of land north of Ladera Dr., west of Unser Blvd., to a limited liability corporation named Tierra Oeste, LLC. The developer defaulted in its obligations to the LLC and the Company purchased the development company's interest. After the initial developer became unable to perform, a second developer approached the Company requesting the opportunity to perform the obligations of the first developer and the Company agreed that the second developer could assume the first developer's interest if it satisfied the Company that it had the financial capacity to complete the project. The second developer never acquired the first developer's interest in the corporation and never furnished financial statements to the Company and the Company canceled its agreement with the second developer. The Company was subsequently sued by the second developer for specific performance of the contract alleging that the contract was prematurely terminated. The Company denied the allegations of the complaint and counter sued for damages caused by the delay in its being able to deal in this property. The issues in this case were tried in August of 1998, and the Company is awaiting the Court's order. It cannot be predicted whether either party will appeal the Court Order when finally entered. If the Company should lose this action the other party must pay it not less than $500,000. The Company considers this litigation to be ordinary, routine and incidental to its business and not material.

8.  Education and Community Projects

The Company has a continuing corporate program of donating land or otherwise assisting in projects that its management believes have a long term beneficial effect to the development and furtherance of the educational and health of the community and citizens. As previously reported, the Company has donated lands for the purpose of building schools, churches, and health care facilities. Management will continue to review all requests of a similar nature to determine the merits, on a case by case basis, of future requests for similar donations. The Company is currently attempting, with the help of others, to establish a facility for the housing and employment of mentally ill citizens that will be named "Westland Farms."

9.  Land Sales

1). Land Sales The Company has, in the last year, completed 12 transactions totaling approximately 152 acres, not including lots sold to Kaufman & Broad, Inc. for Alvarado Estates (formerly Cedar Ridge Estates) and Westwind Homes.

2). Petroglyph National Monument Properties On June 27, 1990, the United States Congress established an approximately 7,000 acre national monument (the Petroglyph National Monument) to preserve and protect the volcanic escarpment on Albuquerque's West Mesa area. The Monument's proposed boundaries included approximately 1,964 acres of the Company's land. The Company sold 444 acres in fiscal year 1992, 713 acres in fiscal 1993, 118 acres in fiscal 1994, 24 acres in fiscal 1995, none in fiscal 1996 and 218 acres in fiscal 1997. During the current fiscal year, the Park Service purchased 85 acres. Approximately 362 acres are yet to be acquired by the Park Service and the Company has been given no assurance when the final purchases of the property may occur. The Company's Board of Directors has agreed that, subject to negotiation of acceptable terms of sale, the Company will sell to the National Park Service the Company's remaining lands included in the Monument.

10.   Reinvestment Properties

As part of the Company's plans to defer the tax burden arising from the sale of its lands to the National Park Service for inclusion in the Petroglyph National Monument, in the past it reinvested its funds in the properties discussed below and two vacant land parcels and 3 commercial buildings. As a result of these purchases, the Company believes that it has deferred taxes on approximately $7,609,158 in sales through fiscal 1998. The Commercial properties are the following:

   a) A commercial building at Coors Boulevard and Sequoia Road in Albuquerque at a cost of $2,630,000, $1,827,000 of which is subject to a Mortgage upon which the Company must pay monthly payments of $17,970. This building has been leased to Walgreen Co. for 20 years at a fixed rent of $19,173 per month plus additional rent based upon a formula of gross sales up to a maximum rent of $460,161 in any one year.

   b) A commercial building in Albuquerque's Midway Industrial Park at a cost of $1,074,000, $734,000 of which is subject to a Mortgage upon which the Company must make monthly payments of $6,893. This building has been leased to Circuit City Stores for a term of 10 years at an escalating rental beginning at $4.25 per square foot the first year and increasing in stages to $5.55 per square foot in the tenth year. The lessee has also been granted the right to extend the lease for two additional 5 year terms at escalating rental rates during each of the years of any extended term. The current rent is $9,235 per month.

   c) A commercial building located at Coors Boulevard and Central Avenue at a cost of $3,593,000, which is subject to a mortgage of $2,748,000 requiring payments of $24,682 per month. The building has been leased to Walgreen Co. on a minimum 20 year lease at a fixed rent of $26,122 per month plus a percentage of gross sales, with the maximum annual rent being capped at $626,922. Walgreen Co. may continue the term of the lease for an additional 40 years.

Current Real Estate Market Conditions

The market conditions for the development and sale of properties in Albuquerque are positive at the present time. After a period of high occupancies, the multi-family market enjoyed a building boom, which has resulted in lower occupancies and rent, on average. Although there has been a slump in the market during the last 18 months, the Company has been able to sell the properties it had available for sale. Management believes that for the foreseeable future commercial and industrial construction will further stabilize and the demand for single family residential construction will slow, but continue to be strong.

Competition

The Company's industrial parks - The Atrisco Urban Center, Volcano Business Park and Ladera Industrial Park compete with other business and industrial parks in the Albuquerque area, including some that are more established and some that are located nearer the major population centers of Albuquerque. The Company believes that a sale made by another party resulting in the introduction of Coca Cola in the Business Park and development of the business center within the Business Park will add to the quality of the Park's tenants and will attract other businesses to the Parks.

Residential subdivisions on the Company's land compete with other areas in the Albuquerque housing market (essentially Bernalillo County and portions of Sandoval County and Valencia County), as well as with other subdivisions on the western side of the City of Albuquerque. A number of large subdivisions to the north of the Company's land are not fully sold. These include Rio Rancho (about six miles north of the Company's land), Paradise Hills (about five miles north of the Company's land), Volcano Cliffs, Taylor Ranch and Ventana Ranch (each about two to three miles north of the Company's land).

The mandate by the State Legislature for implementation of Impact Fees may result in the Company's lands being disadvantaged because the fees that surrounding counties charge may be less than those that will be charged by Albuquerque and Bernalillo County. Bernalillo County began the assessment of such fees beginning on January 1, 1996, but the Company has not been able to determine whether these fees will adversely impact its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the past fiscal year, land sales increased over the prior year even though the Company experienced slightly fewer sales of improved residential lots to builders and reduced sales to the National Park Service for the Monument.

During the last fiscal year there were $1,507,000 of sales of lands to the National Park Service ("NPS") as part of its acquisition of the lands included in the Petroglyph National Monument. These sales to NPS amounted to approximately 33% of the Company's land revenue for 1998, while such sales during fiscal 1997 amounted to $2,000,000, or 55% of land revenue.

During 1998, the real estate market in Albuquerque showed signs of recovery from the slump in sales. Albuquerque continues to be one of the fastest growing cities in the Southwest and, because of certain geographical and other limitations on its growth, Westland's lands lie directly in the path of future predictable growth patterns. Sales of improved residential lots in 1998 were approximately $224,000, compared to sales of approximately $273,000 in fiscal 1997.

Westland's future revenues will continue to be largely dependent upon the sale of land. The Company's assets are illiquid, comprising principally undeveloped land. Sales are dependent upon the market conditions in Albuquerque, New Mexico.

Westland anticipates making capital commitments for land development projects over the next few years as the economy and opportunities dictate that such expenditures would be warranted. Capital commitments may include assessments for roads and water and sewer lines on its land. In some cases infrastructure improvements are paid for by assessments which increase the value of Westland's land and make further development possible. Westland intends to incur capital expenditures when management determines such investments will increase the value of the land and generate future revenue.

Land is Westland's principal capital resource, and is valued, for financial accounting purposes, at its 1907 value plus the cost of improvements. Westland's balance sheet does not reflect the actual current value of this asset. The Company has no current appraisals of the land and, therefore, the actual value of the land is not known. The carrying value of the land was increased during the fiscal year ended June 30, 1998, primarily reflecting increased investment. The carrying value will be increased or decreased regularly as Westland acquires, sells or develops parcels of land. Management believes the June 30, 1998 carrying value of the land is substantially less than the current market value of the land. Westland's balance sheet also segregates income-producing properties which consist of commercial real estate and improvements. The actual value of Westland's land varies depending on national and local market conditions and the amount and proximity of roads, utilities and other amenities to the land under development. As Albuquerque continues to grow, the land value of both developed and undeveloped land should increase.

After some delay, Westland has received approval of its Master Plan by both the City of Albuquerque and Bernalillo County. The Master Planned land includes the area north of Interstate 40 and south of the area designated for the Petroglyph National Monument between Unser and Paseo del Volcan for the development of that portion of its properties. The Master Planned area encompasses approximately 6,400 acres, but does not include any land located within the Monument and will have no adverse impact on the Monument. Management anticipates that development and sale of the initial parcels of land within the Master Planned area will occur in the year 2000, however, unforeseeable delays in getting utilities to the lands may cause this period to be extended beyond that anticipated date.

Financial Condition:

During fiscal 1998, total assets increased to $17,557,093 from $16,840,432, while liabilities decreased from $11,888,352 to $11,350,853. During fiscal 1998 the Company invested $46,818 in income producing and other properties and reduced net borrowing on notes and mortgages by $855,309. Despite these uses of cash and payment of dividends of $602,031 cash and equivalents increased by $878,743, as operations provided $2,382,901.

In fiscal 1998, the Company maintained a line of credit with a local bank in the amount of $2,000,000, collateralized by certain real property. The purpose of the line is to provide funds necessary for its continued expansion. At June 30, 1998, the line had no outstanding balance.

During fiscal 1999, the Company will be obligated to pay income tax of approximately $318,000 should replacement properties totaling $810,000 for lands sold to the National Park not be acquired.

Management believes that the uncommitted balance of cash, cash equivalents, investments and its borrowing capacity are sufficient to meet all of the Company's obligations during 1999 without considering additional revenues that may be generated during that period.

Results of Operations:

In fiscal 1998, land revenues increased by $1,016,903 from $3,613,620 in 1997 to $4,630,523. The related cost of land revenues increased to $449,791, or $64,238 from $385,553 in fiscal 1997. Rental revenue increased from $621,171 to $697,385 and the related costs decreased from $170,589 to $169,907. These increases are expected to continue as the Company expands its activities in these areas.

Year 2000 Issues:

Management has assessed the Year 2000 issues and determined that their consequences would not have a material effect on the Company's business, results of operations or financial condition.


MARKET  PRICE  OF  AND  DIVIDENDS  ON  WESTLAND'S   COMMON  EQUITY  AND  RELATED
STOCKHOLDER MATTERS

Because ownership of Westland's stock is restricted in the manner discussed below, no established public trading market exists for Westland's outstanding shares and, to the best of Westland's knowledge, no dealer has made, is making, or is attempting to create such a market from which to determine an aggregate market value of any of Westland's stock. In 1989, Westland entered into an arrangement with an independent stockbroker to broker transactions in Westland's stock between shareholders. The broker has informed Westland that the price at which Westland's common stock had been bought and sold by Westland's shareholders during the last two fiscal years and during the ninety (90) days preceding this date of this report has been $15.00 per share.

Since 1982, the outstanding shares have been subject to restrictions imposed by a majority of Westland's shareholders who amended Westland's Articles of Incorporation. Those Articles prohibit (with certain limited exceptions) transfer of Westland stock to persons other than lineal descendants of the original incorporators of the Town of Atrisco (a New Mexico Land Grant Corporation).

The following table sets forth the approximate number of holders of record of each class of Westland's common stock as of September 25, 1998:


                                                            Number of
    Title of Class                                        Record Holders
----------------------                                    --------------
No Par Value Common                                            5472
$1.00 Par Value Common          Class A                           0
$1.00 Par Value Common          Class B                          20

Dividends: During each of the last two (2) fiscal years ended June 30, 1997 and June 30, 1998, Westland declared and paid cash dividends to shareholders, aggregating a total during those two years of $1,082,156. Subsequent to June 30, 1998, the Company has paid an additional cash dividend of $1.00 per share for an aggregate dividend payment to the shareholders of $802,708.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORMS 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 1998, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON SEPTEMBER 25, 1998. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO DAVID C. ARMIJO, SECRETARY, WESTLAND DEVELOPMENT CO., INC., 401 COORS BOULEVARD, N.W., ALBUQUERQUE, NEW MEXICO 87121.



                            FINANCIAL STATEMENTS AND
                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                         WESTLAND DEVELOPMENT CO., INC.

                             June 30, 1998 and 1997



               Report of Independent Certified Public Accountants


Stockholders
Westland Development Co., Inc.

We have audited the accompanying balance sheet of Westland Development Co., Inc., as of June 30, 1998, and the related statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Development Co., Inc., as of June 30, 1998, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.



GRANT THORNTON LLP

Oklahoma City, Oklahoma
August 28, 1998



                         Westland Development Co., Inc.

                                 BALANCE SHEET

                                 June 30, 1998


                          ASSETS

Cash and cash equivalents ..........................                 $ 3,209,893

Receivables
   Real estate contracts (note B) ..................   $    59,774
      Less related deferred profit .................        30,306
                                                       -----------
                                                            29,468
   Note receivable - related party (note M) ........        65,601
   Other receivables ...............................        44,080       139,149
                                                       -----------
Land and improvements held for future development
   (notes C and E) .................................                   6,457,473

Income-producing properties, net (notes D and E) ...                   7,058,640

Property and equipment, net of accumulated
   depreciation of $447,768 (note E) ...............                     379,685

Investments in partnerships and joint ventures .....                     229,908

Other assets .......................................                      82,345
                                                                     -----------

                                                                     $17,557,093
                                                                     ===========


      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses,
   and other liabilities ...........................                 $   627,274
Deferred income taxes (note F) .....................                   4,527,000
Notes, mortgages, and assessments payable
   (note E) ........................................                   6,196,579
                                                                     -----------

               Total liabilities ...................                  11,350,853

Commitments and contingencies (notes E, K, and L) ..                        --

Stockholders' equity (note G)
   Common stock - no par value; authorized,
      736,668 shares; issued and outstanding,
      716,608 shares ...............................   $     8,500
   Class A common stock - $1 par value; authorized,
      736,668 shares; issued, none .................          --
   Class B common stock - $1 par value; authorized,
      491,112 shares; issued and outstanding,
      86,100 shares ................................        86,100
   Additional paid-in capital ......................       581,527
   Retained earnings ...............................     5,530,113     6,206,240
                                                       -----------   -----------

                                                                     $17,557,093
                                                                     ===========

        The accompanying notes are an integral part of these statements.


                         Westland Development Co., Inc.

                             STATEMENTS OF EARNINGS

                              Year ended June 30,


                                                         1998           1997
                                                     -----------    -----------

Revenues
   Land ..........................................   $ 4,630,523    $ 3,613,620
   Deferred profit recognized on installment sales        20,701         45,560
   Rentals .......................................       697,385        621,171
                                                     -----------    -----------
                                                       5,348,609      4,280,351

Costs and expenses
   Cost of land revenues .........................       449,791        385,553
   Cost of rentals ...............................       169,907        170,589
   Other general, administrative, and operating ..     2,101,493      1,775,739
   Legal .........................................         4,902         11,384
                                                     -----------    -----------
                                                       2,726,093      2,343,265
                                                     -----------    -----------

               Operating income ..................     2,622,516      1,937,086

Other (income) expense
   Interest income ...............................       (99,672)       (71,415)
   Gain on sale of property and equipment ........          (779)        (1,752)
   Other, net ....................................        11,451         36,774
   Interest expense ..............................       631,356        572,508
                                                     -----------    -----------
                                                         542,356        536,115
                                                     -----------    -----------

               Earnings before income taxes ......     2,080,160      1,400,971

Income tax expense (note F) ......................       826,000        605,690
                                                     -----------    -----------

               NET EARNINGS ......................   $ 1,254,160    $   795,281
                                                     ===========    ===========

Weighted average common shares outstanding .......       807,755        802,184
                                                     ===========    ===========

Earnings per common share ........................   $      1.55    $       .99
                                                     ===========    ===========

        The accompanying notes are an integral part of these statements.


                         Westland Development Co., Inc.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                       Years ended June 30, 1998 and 1997

                                                    Class A             Class B
                              Common stock        Common stock        Common stock       Additional
                              no par value        $1 par value        $1 par value        paid-in     Retained
                            -----------------   -----------------   ------------------
                            Shares     Amount    Shares   Amount     Shares    Amount     capital     earnings         Total
                            -------   -------   -------   -------   -------   --------   ---------   -----------    -----------
Balances at July 1, 1996    716,608   $ 8,500      --     $  --      78,600   $ 78,600   $ 547,702   $ 4,562,828    $ 5,197,630

Net earnings ............      --        --        --        --        --         --          --         795,281        795,281

Options exercised .......      --        --        --        --       7,500      7,500      33,825          --           41,325

Cash dividends paid -
   $.60 per share .......      --        --        --        --        --         --          --        (480,125)      (480,125)

Cash dividends declared
   - $.75 per share .....      --        --        --        --        --         --          --        (602,031)      (602,031)
                            -------   -------   -------   -------   -------   --------   ---------   -----------    -----------

Balances at June 30, 1997   716,608     8,500      --        --      86,100     86,100     581,527     4,275,953      4,952,080

Net earnings ............      --        --        --        --        --         --          --       1,254,160      1,254,160
                            -------   -------   -------   -------   -------   --------   ---------   -----------    -----------

Balances at June 30, 1998   716,608   $ 8,500      --     $  --      86,100   $ 86,100   $ 581,527   $ 5,530,113    $ 6,206,240
                            =======   =======   =======   =======   =======   ========   =========   ===========    ===========

        The accompanying notes are an integral part of these statements.


                         Westland Development Co., Inc.

                            STATEMENTS OF CASH FLOWS

                              Year ended June 30,


                                                        1998           1997
                                                     -----------    -----------

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
   Cash received from land sales and collections
      on real estate contracts receivable ........   $ 4,647,316    $ 3,873,634
   Development and closing costs paid ............      (874,634)    (1,226,110)
   Cash received from rental operations ..........       732,254        533,289
   Cash paid for rental operations ...............          (816)       (87,509)
   Cash paid for property taxes ..................       (58,150)       (96,349)
   Interest received .............................       100,866         71,369
   Interest paid .................................      (667,609)      (597,443)
   Income taxes (paid) refunded, net .............        18,274       (262,000)
   Legal and other general and administrative
      costs paid .................................    (1,536,439)    (1,699,509)
   Other .........................................        21,839          1,512
                                                     -----------    -----------
              Net cash provided by
                 operating activities ............     2,382,901        510,884

Cash flows from investing activities
   Capital expenditures ..........................       (60,958)      (938,403)
   (Investments in) distributions from
      partnerships and joint ventures ............         8,588        (18,680)
   Proceeds from sale of assets ..................         3,150          2,173
   Proceeds from sinking fund ....................          --          410,024
   Proceeds from note receivable - related party .         2,402          2,173
                                                     -----------    -----------
              Net cash used in
                 investing activities ............       (46,818)      (542,713)

Cash flows from financing activities
        Borrowings on notes, mortgages,
           and assessments payable ...............       132,063      2,538,056
        Repayments of notes, mortgages,
           and assessments payable ...............      (987,372)    (1,920,035)
        Stock options exercised ..................          --           41,325
        Payment of dividends .....................      (602,031)      (480,125)
                                                     -----------    -----------
              Net cash provided by (used in)
                 financing activities ............    (1,457,340)       179,221
                                                     -----------    -----------
              NET INCREASE IN CASH AND
                 CASH EQUIVALENTS ................       878,743        147,392

Cash and cash equivalents at beginning of year ...     2,331,150      2,183,758
                                                     -----------    -----------

Cash and cash equivalents at end of year .........   $ 3,209,893    $ 2,331,150
                                                     ===========    ===========


Reconciliation of Net Earnings to Net Cash Provided by Operating Activities

Net earnings .....................................   $ 1,254,160    $   795,281
Adjustments to reconcile net earnings to
   net cash provided by
   operating activities
      Depreciation ...............................       221,879        215,433
      Loss on partnerships and joint ventures ....        33,289         36,534
      Gain on sale of property and equipment .....          (779)        (1,752)
      Collections on real estate
         contracts receivable ....................         9,259        294,627
      Profit recognized on installment sales .....       (20,701)       (45,560)
      Deferred income taxes ......................       517,000        777,000
      Change in
          Income taxes recoverable/payable .......       327,274       (433,310)
          Other receivables ......................       105,163        (98,693)
          Land and improvements held
             for future development ..............      (424,843)      (840,557)
          Other assets ...........................       130,632        (67,191)
          Accounts payable, accrued expenses,
             and other liabilities ...............       266,821        (95,993)
          Accrued interest payable ...............       (36,253)       (24,935)
                                                     -----------    -----------
              Net cash provided by
                 operating activities ............   $ 2,382,901    $   510,884
                                                     ===========    ===========

Noncash investing and financing activities:
-------------------------------------------

At June 30, 1997, declared but unpaid dividends totaled $602,031.

       The accompanying notes are an integral part of these statements.


                         Westland Development Co., Inc.

                         NOTES TO FINANCIAL STATEMENTS

                             June 30, 1998 and 1997


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

   1.   History of Company and Beginning Basis of Financial Reporting
        -------------------------------------------------------------

   In 1892, the descendants of the owners of a land grant deeded in 1692 by the Kingdom of Spain became incorporators of a land grant corporation named Town of Atrisco. Ownership of the Town of Atrisco was based on proportionate ownership of the land grant. In 1967, the Town of Atrisco was reorganized and became Westland Development Co., Inc. (the Company), with the heirs receiving shares in the Company in proportion to their ancestors' interests in the Town of Atrisco corporation. The net assets of $232,582 at the date of reorganization were assigned as follows:

      Value of no par common stock as stated
         in the Articles of Incorporation               $   8,500
      Additional paid-in capital                          224,082
                                                        ---------
                                                        $ 232,582
                                                        =========

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

   2.   Nature of Operations
        --------------------

   The Company develops, sells, or leases its land holdings, all of which are located near Albuquerque, New Mexico. The Company may use joint ventures or participation in limited partnerships to accomplish these activities. Revenue sources for the years ended June 30, 1998 and 1997 consist primarily of proceeds from land sales and rentals from developed properties, such as single-tenant retail stores and office space. Land sales are primarily to commercial developers and others in the Albuquerque area and certain governmental agencies, and the terms of sale include both cash and internal financing by the Company. Such sales are collateralized by the land. The Company has relied primarily upon cash land sales over the past several years due to the collection risk associated with real estate contracts.

   3.   Cash and Cash Equivalents
        -------------------------

   Cash and cash equivalents are considered to include highly liquid investments with maturities of three months or less and money market funds. At June 30, 1998, United States Treasury Bills of approximately $2,248,000 are included in cash and cash equivalents.

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and in certain other funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

   4.   Land and Improvements Held for Future Development
        -------------------------------------------------

   Land and improvements held for future development are recorded at cost not to exceed net realizable value. Improvements consist of abstracts, surveys, legal fees, master and sector plans, infrastructure improvements, and other costs related to land held by the Company which are allocated to respective tracts primarily by specific identification of costs.

   5.   Income-Producing Properties and Property and Equipment
        ------------------------------------------------------

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

   6.   Recognition of Income on Real Estate Transactions
        -------------------------------------------------

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

   7.   Income Taxes
        ------------

   Deferred income tax assets or liabilities are determined based on the difference between financial statement and tax bases of certain assets and liabilities as measured by the enacted tax rates in effect using the liability method.

   8.   Earnings Per Common Share
        -------------------------

   Earnings per common share are based upon the weighted average number of common shares outstanding during the year, including the number of no par value common shares which may be issued in connection with eliminating fractional shares (which resulted from the determination made by the Court in the heirship case) and the number of no par value common shares for which the Court ruled that no incorporator or heirs existed. The Company has no potential common stock items.

   9.   Investments in Partnerships and Joint Ventures
        ----------------------------------------------

   Investments in partnerships and joint ventures are accounted for on the equity method.

   10.  Use of Estimates
        ----------------

   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

   11.  Long-Lived Assets
        -----------------

   Long-lived assets to be held and used are reviewed for impairment, generally on a property-by-property basis, whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based upon the estimated fair value of the asset.

NOTE B - REAL ESTATE CONTRACTS RECEIVABLE

   Real estate contracts receivable are summarized as follows at June 30, 1998:

        Contracts, due in varying monthly installments, with
        interest rates ranging from 10% to 12%;
        collateralized by land                                   $  59,774
                                                                 =========

   Principal collections due on the real estate contracts receivable for the years ending June 30 are as follows:

                    1999                        $  35,774
                    2000                            4,393
                    2001                            4,829
                    2002                            5,308
                    2003                            9,470
                                                ---------
                                                $  59,774
                                                =========

NOTE C - LAND AND IMPROVEMENTS HELD FOR FUTURE DEVELOPMENT

   The Company estimates that it presently owns in excess of 59,000 acres of land, primarily including land located within the boundaries of the Town of Atrisco Land Grant and land located elsewhere which the Company has acquired since incorporation. Plans for ultimate development of the properties have not been finalized.

   Land and improvements consist of the following at June 30, 1998:

      Land                                        $1,060,226
      Improvements                                 5,397,247
                                                  ----------

                                                  $6,457,473
                                                  ==========

NOTE D - INCOME-PRODUCING PROPERTIES

   Income-producing properties consist of three single-tenant retail store buildings and one-half of the Company's office building and are summarized as follows at June 30, 1998:

       Buildings and equipment                         $5,082,882
          Less accumulated depreciation                   523,275
                                                       ----------
                                                        4,559,607
       Land                                             2,499,033
                                                       ----------

                                                       $7,058,640
                                                       ==========

   The Company's rentals from income-producing properties are principally obtained from tenants through rental payments as provided for under noncancelable operating leases. The lease terms range from one to twenty years and typically provide for guaranteed minimum rent, percentage rent, and other charges to cover certain operating costs.

   Minimum future rentals from income-producing properties on noncancelable tenant operating leases as of June 30, 1998 are as follows:

             Year ending June 30
                1999                      $   757,190
                2000                          670,740
                2001                          664,353
                2002                          665,669
                2003                          669,379
                Thereafter                  7,247,183
                                          -----------

                                          $10,674,514
                                          ===========

NOTE E - NOTES, MORTGAGES, AND ASSESSMENTS PAYABLE

   Notes, mortgages, and assessments payable are summarized as follows at June 30, 1998:

        Promissory  note,  due in  monthly  installments  of
        $17,970  through  May 2015,  including  interest  at
        9.37%; collateralized by income-producing properties        $1,826,831

        Note payable,  due in monthly installments of $6,893
        through September 2015, including interest at 8.75%;
        collateralized   by   income-producing    properties           733,676

        Note  payable  to  bank;  due on  demand,  but if no
        demand  is  made,  then on  August  29,  1998,  with
        interest at 9.5%;  collateralized  primarily by real
        estate                                                         506,484

        Note payable to bank; due in monthly installments of
        $6,701  with any unpaid  amounts  due May 14,  1999,
        interest at 9.5%;  collateralized  primarily by real
        estate                                                         326,657

        Mortgage  note,  due  in  monthly   installments  of
        $24,682,  including  interest at 8.52%, due November
        1,   2016;    collateralized   by   income-producing
        properties                                                   2,748,443

        Other notes, mortgages, and assessments payable                 54,488
                                                                    ----------

                                                                    $6,196,579
                                                                    ==========

   The Company maintains a line of credit with a bank due in June 1999 which provides a maximum of $2,000,000 at the bank's prime rate of interest, payable quarterly, and is collateralized by specific tracts of land. At June 30, 1998, no amounts were outstanding on this line of credit.

   Also, at June 30, 1998, the Company had approximately $19,000 of outstanding letters of credit to the City of Albuquerque in connection with subdivision improvements done for the Company.

   Aggregate  required  principal   payments  of  the  notes,   mortgages,   and
   assessments payable as of June 30, 1998 are as follows:

             Year ending June 30
                1999                                    $   994,693
                2000                                        157,212
                2001                                        160,767
                2002                                        172,391
                2003                                        185,340
                Thereafter                                4,526,176
                                                        -----------

                                                        $ 6,196,579
                                                        ===========
NOTE F - INCOME TAXES

   An analysis of the deferred income tax assets and liabilities as of June 30, 1998 is as follows:

Deferred tax assets
   Contribution carryforwards ..............................        $    89,004
   Property, equipment, and land ...........................            291,555
   Investments .............................................             35,888
   Other ...................................................            100,913
   Valuation allowance .....................................            (89,000)
                                                                    -----------
                                                                        428,360

Deferred tax liabilities
   Deferred tax gain on involuntary
      conversion of land ...................................          4,955,360
                                                                    -----------
                Net deferred tax liability .................        $ 4,527,000
                                                                    ===========

   Income tax expense (benefit) consists of the following:

                                                      Year ended June 30,
                                                  1998                  1997
                                                ---------             ---------

      Current
         Federal ...................            $ 289,242             $(156,043)
         State .....................               19,758               (15,267)
                                                ---------             ---------
                                                  309,000              (171,310)

      Deferred
         Federal ...................              439,000               660,450
         State .....................               78,000               116,550
                                                ---------             ---------
                                                  517,000               777,000
                                                ---------             ---------

                                                $ 826,000             $ 605,690
                                                =========             =========

   The income tax provision is reconciled to the tax computed at statutory rates as follows:

                                                             June 30,
                                                       1998            1997

      Tax expense at statutory rates .............     $ 707,000      $ 476,330
      State income taxes at statutory rates ......        97,000         84,058
      Change in valuation allowance ..............      (151,000)        19,382
      Nondeductible expenses .....................        23,000         36,904
      Expiration of contribution carryforwards ...       104,000           --
      Other ......................................        46,000        (10,984)
                                                       ---------      ---------

         Total expense ...........................     $ 826,000      $ 605,690
                                                       =========      =========

   A valuation allowance of approximately $89,000 has been recognized at June 30, 1998 based on estimates of tax assets which are not likely to be realized in the future. Significant changes in assumptions concerning future taxable income and deductions may cause changes in the valuation allowance.

NOTE G - COMMON STOCK

   Under its Articles of Incorporation, the Company is authorized to issue 1,964,448 shares of common stock classified as follows:

   (a)736,668 shares of no par value common stock to represent $8,500 estimated value of land held by the Town of Atrisco;

   (b)736,668 shares to be sold for $1.45 a share, designated as Class A, $1 par value common stock. Class A stock is to be sold only to the stockholders of record as of the date of incorporation as follows:

          At the first sale of such stock, each stockholder shall have the right to purchase up to the number of shares obtained by dividing the total number of stockholders of record on the date of incorporation into 736,668 shares.

          Any stock remaining unpurchased shall be offered for sale at subsequent sales, and only subsequent sale, each one being entitled to purchase up to the number of shares obtained by stockholders who purchased stock at a preceding sale shall have the right to purchase stock at a dividing the total number of stockholders of record who purchased at the preceding sale into the total number of unpurchased shares remaining after the preceding sale.

   (c)491,112 shares to be sold for a price to be determined by the Board of Directors, designated as Class B, $1 par value common stock. Those acquiring no par value common stock and Class A, $1 par value common stock have no preemptive rights to purchase Class B, $1 par value common st ock.

   The following summarizes, at June 30, 1998, the number of shares of common stock which, upon judicial determination, can be distributed (no par) or offered for sale (Class A) to stockholders of record as of the date of incorporation:

                                                                  Price
                                                 Number     -------------------
                                                  of         Per
                                                 shares     share       Total
                                               ----------   ------   ----------

      Shares issuable
         No par value common ........               5,047   $  --    $     --
         Class A, $1 par value common             736,668     1.45    1,068,169
                                               ----------   ------   ----------

                                                  741,715      --    $1,068,169
                                               ==========   ======   ==========

   There is no established market value for the Company's common stock. At June 30, 1998, 716,608 shares of the Company's no par value common stock were issued and outstanding. Of the 5,047 shares of no par value common stock issuable, 1,872 shares may be issued in connection with eliminating fractional shares which resulted from the determinations made by the Court in the heirship case and 3,175 shares represent shares for which the Court in the heirship case ruled that no incorporator or heirs existed. The Company also has reacquired and canceled 15,013 shares of no par value common stock which have been constructively retired. These shares have not been formally retired and, as such, may be issuable to stockholders of record as of the date of incorporation.

   The Company had a stock option plan for certain directors and employees which was terminated in 1987. Options under this plan for 7,500 shares of Class B common stock were exercised during 1997 and all remaining unexercised options expired in December 1996.

NOTE H - SEGMENT INFORMATION

   The Company operates primarily in two industry segments. They are as follows:

      Land  -   Operations involve  the  development  and sale of  tracts,  both residential and commercial. In addition, included are incidental revenues from leasing of grazing rights.

      Rentals - Operations involve rentals from three single-tenant retail store buildings and one-half of the Company's office building.

   Financial information for each industry segment is summarized as follows:

                                                        General
                             Land         Rentals      corporate        Total
                          -----------   -----------   ------------   -----------
   1998
   Revenues ...........   $ 4,651,224   $   697,385   $      --      $ 5,348,609
   Operating income
      (expense) .......     3,547,773       433,945    (1,359,202)     2,622,516
   Identifiable assets      6,552,542     7,277,962     3,726,589     17,557,093
   Capital expenditures          --             972        59,986         60,958
   Depreciation .......          --         169,091        52,788        221,879

   1997
   Revenues ...........   $ 3,659,180   $   621,171   $      --      $ 4,280,351
   Operating income
      (expense) .......     2,697,194       355,852    (1,115,960)     1,937,086
   Identifiable assets      6,151,103     7,555,231     3,134,098     16,840,432
   Capital expenditures          --         907,158        31,245        938,403
   Depreciation .......          --         163,369        52,064        215,433

   General corporate assets consist primarily of cash, furniture, equipment, and one-half of an office building, of which the remaining one-half is included in income-producing properties.

NOTE I - BENEFIT PLANS

   The Company has certain defined benefit employee retirement plans that provide for employee and employer contributions. The Company's contribution expense for these plans was $89,000 and $74,000 for 1998 and 1997, respectively.

NOTE J - SALES TO MAJOR CUSTOMERS

   Sales to major customers are summarized as follows:

      During the year ended June 30, 1998, sales to two customers individually accounted for 28% and 13% of total revenues.

      During the year ended June 30, 1997, sales to two customers individually accounted for 47% and 21% of total revenues.

NOTE K - SALE OF LAND FOR NATIONAL PARK

   On June 28, 1990, the Petroglyph National Monument (National Monument) was established by an act of the United States Congress (Congress). Under the bill passed by Congress, the National Park Service is authorized to acquire acreage within the National Monument using funds specifically app ropriated by Congress each year. In 1998, approximately 85 acres were transferred to the National Park Service for cash of $1,500,000. The Company's remaining land within the National Monument boundary of approximately 362 acres is expected to be sold in a series of transactions over the next several years.

NOTE L - LITIGATION

   The Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management, based upon advice of counsel, would not have a material effect on the Company's financial position.

NOTE M - RELATED PARTY TRANSACTIONS

   The Company purchases its directors' and officers' liability insurance through a corporation controlled by a member of the Board of Directors. Total premiums for these policies paid in 1998 and 1997 were $50,000 each year.

   The note receivable - related party is from a joint venture partner, is payable in monthly installments of $758 including interest at 10%, and is collateralized by developed property. The note matures April 2006.

NOTE N - FINANCIAL INSTRUMENTS

   The following table includes various estimated fair value information as required by Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments. Such information, which pertains to the Company's financial instruments, is based on the r equirements set forth in SFAS No. 107 and does not purport to represent the aggregate net fair value of the Company. The carrying amounts in the table are the amounts at which the financial instruments are reported in the financial statements.

   All of the Company's financial instruments are held for purposes other than trading.

NOTE N - FINANCIAL INSTRUMENTS - CONTINUED

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   1.   Cash and Cash Equivalents
        -------------------------

   The carrying amount approximates fair value because either the Company has the contractual right to receive immediate payment or because of short maturities.

   2.   Real Estate Contracts Receivable
        --------------------------------

   These notes receivable are generally collateralized by real estate and accrue interest at rates from 10% to 12%. Because the ultimate collectibility of these notes is not reasonably assured, it is not practicable to estimate fair value.

   3.   Other Notes Receivable
        ----------------------

   Other notes receivable are valued at the present value of future cash flows based on the current rates at which similar loans would be made to borrowers with similar credit ratings.

   4.   Notes, Mortgages, and Assessments Payable
        -----------------------------------------

   The discounted amount of future cash flows using the Company's current incremental rate of borrowing for similar liabilities is used to estimate fair value.

   The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 1998 are as follows:

          Carrying       Estimated
           amount         fair value

      Financial assets
         Cash and cash equivalents ...........       $3,209,893       $3,209,893
         Real estate contracts receivable
            (not practicable to estimate
            fair value) ......................           29,468             --
         Other notes receivable ..............           65,601           65,601
      Financial liabilities
         Notes, mortgages, and assessments
            payable ..........................        6,196,579        6,642,000

NOTE O - SUBSEQUENT EVENT

   On July 31, 1998, the Company declared a dividend of $1 per share for stockholders of record as of August 10, 1998. The dividend is payable on September 1, 1998.



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

CARMEL CHAVEZ. Member of the Executive Committee and the Disclaimer Committee and Vice Chairman of El Campo Santo, Inc. Mr. Chavez is a retired employee of the Albuquerque Public Schools.

JOSIE G. CASTILLO. Vice Chairman of the Executive Committee, Chairman of El Campo Santo, Inc. and member of the Disclaimer Committee. Ms. Castillo is retired from the Human Services Department of the State of New Mexico.

CARLOS SAAVEDRA. Alternate member of the Executive Committee, Alternate Member of El Campo Santo, Inc. and Chairman of the Disclaimer Committee. Dr. Saavedra is a former director of bilingual education for the Colorado Department of Education and the Oakland Unified School District, Oakland, California. Dr. Saavedra retired from education in 1985.

JOE S. CHAVEZ. Alternate member of the Disclaimer Committee. Mr. Chavez is employed at Galles Chevrolet.

CHARLES V. PENA. Member of El Campo Santo, Inc. Mr. Pea owns and operates CJ's New Mexican Food Restaurant.