Form 10KSB, Exhibit 13
period 1999-06-30
WESTLAND DEVELOPMENT CO INC
filed 1999-09-27
CIK 106423

September, 1999


Dear Shareholders:

Greetings!

On behalf of your Board of Directors, I am pleased to report that fiscal year 1999 was another good year for the Company. Total revenue increased by 3% from the previous year and assets grew to $19,900,219. During this past fiscal year, Westland developed the third phase of Cedar Ridge Estates, and laid the groundwork for three new subdivisions, two of which should be introduced during fiscal year 2000. The Company was also active on the acquisition side of our business. In June, we added the Marie Callender's restaurant located at Spain and Eubank to our portfolio of income properties. Overall, it was a strong year.

Looking forward to the year 2000 and beyond, the Company has made significant strides in implementing a major development program. I have reported to you many times on Westland's master plan, the 6,400 acre project located north of I-40 and west of Unser Blvd. Westland continues to gain support for its master plan, despite the sentiments of certain groups who hope to limit Albuquerque's growth. The master plan has been approved by both Bernalillo County and the City of Albuquerque and, at this writing, annexation approval of the first 1,732 acres to the city is imminent. Our focus now is on the introduction of major public infrastructure.

The Company has entered into an arrangement with the City that provides for Westland to pay for new water and sewer utilities and transfer the systems to the City. Repayment will be made to Westland for its cost of construction as users tie into the systems. The costs involved in this endeavor will significantly impact the Company's financial statements in future years. Currently, we are investigating prospective capital sources. The development of the master plan area is the top priority for the Company.

I would like to invite each of you to visit the Company owned cemeteries. We have fenced all three and planted over one hundred trees. In essence, we are beautifying these sacred places. I hope you find our efforts satisfying.

I look forward to seeing each of you at our Annual Shareholder Meeting. Until then, please remember to take advantage of our open door policy. I am happy to meet with you to address any concern you may have.

God Bless you all!

Sincerely,


Barbara Page
President and CEO



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

Westland generates cash internally through its land operations (grazing leases, real estate sales and commercial leases) and externally through long and short-term borrowing. The profitability and resulting cash flows of Westland's land operations depend on numerous factors, such as demand for grazing leases, land leases, supply of competitively priced, developed or undeveloped, properties for residential, industrial or commercial uses. Over the long term, Westland expects that residential and industrial growth on Albuquerque's west side will increase demand for Westland's land, thus increasing Westland's ability to generate revenue from land development and sales. In the short term, however, periodic local and national economic conditions may decrease the number of land sales and hinder development, such as during the period from 1986 through 1992.

Westland's basic business philosophy has been to hold certain areas of the land in trust for shareholders and to enhance the value of other areas of the Land through careful planning and development to assure perpetual benefit to the Company and its shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OPERATIONS

In the past fiscal year, land sales were greater than the prior year as the Company experienced increased sales of improved residential lots and sales to the National Park Service, even though large parcel sales decreased.

During the last fiscal year there were $2,605,000 of sales of lands to the National Park Service ("NPS") as part of its acquisition of the lands included in the Petroglyph National Monument. This was the final acquisition of land to be purchased from the Company by NPS. The sales to NPS amounted to approximately 54% of the Company's land revenue for 1999, while such sales during fiscal 1998 amounted to $1,507,000, or 33% of land revenue.

During 1999, Albuquerque continued to be one of the fastest growing cities in the Southwest and, because of certain geographical and other limitations on its growth, Westland's lands lie directly in the path of future predictable growth patterns. Sales of improved residential lots in 1999 were approximately $1,221,000, compared to sales of approximately $224,000 in fiscal 1998.

Westland's future revenues will continue to be largely dependent upon the sale of land. The Company's assets are illiquid, comprising principally undeveloped land. Sales are dependent upon the market conditions in Albuquerque, New Mexico.

Westland anticipates making capital commitments for land development projects over the next few years as the economy and opportunities dictate that such expenditures would be warranted. Capital commitments may include special assessment districts for roads and water and sewer lines on its land. In some cases infrastructure improvements are paid for by assessments which increase the value of Westland's land and make further development possible. Westland intends to incur capital expenditures when management determines such investments will increase the value of the land and generate future revenue.

Land is Westland's principal capital resource, and is valued, for financial accounting purposes, at its 1907 value plus the cost of improvements. Westland's balance sheet does not reflect the actual current value of this asset. The Company has no current appraisals of the land and, therefore, the actual value of the land is not known. The carrying value of the land was increased during the fiscal year ended June 30, 1999, primarily reflecting increased investment. The carrying value will be increased or decreased regularly as Westland acquires, sells or develops parcels of land. Management believes the June 30, 1999 carrying value of the land is substantially less than its current market value. Westland's balance sheet also segregates income-producing properties which consist of commercial real estate and improvements. The actual value of Westland's land varies depending on national and local market conditions and the amount and proximity of roads, utilities and other amenities to the land under development. As Albuquerque continues to grow, the land value of both developed and undeveloped land should increase.

After some delay, Westland has received approval of its Master Plan by both the City of Albuquerque and Bernalillo County. The Master Planned land includes the area north of Interstate 40 and south of the area designated for the Petroglyph National Monument between Unser Boulevard and Paseo del Volcan Road. The Master Plan area encompasses approximately 6,400 acres, but does not include any land located within the Monument and will have no adverse impact on the Monument. Management anticipates that development and sale of the initial parcels of land within the Master Planned area will occur in the year 2000, however, unforeseeable delays in getting utilities to the lands may cause this period to be extended beyond that anticipated date.

Financial Condition:

During fiscal 1999, total assets increased to $19,900,219 from $17,557,093, while liabilities increased from $11,350,853 to $13,208,119. During fiscal 1999 the Company invested $3,978,514 in income producing and other properties and increased net borrowing on notes and mortgages by $1,180,072. Including these uses of cash and payment of cash dividends of $802,708, cash equivalents and short-term investments decreased by $1,909,711, as operations provided $1,691,439.

In fiscal 1999, the Company maintained lines of credit with local banks aggregating approximately $3,000,000, collateralized by certain real property. The purpose of these lines is to provide funds necessary for its continued expansion. At June 30, 1999, the lines had outstanding balances totaling $656,669.

During fiscal 2000, the Company will be obligated to pay income tax of approximately $600,000 should replacement properties totaling $1,510,000 for lands sold to the National Park not be acquired. Management diligently seeks income producing properties for acquisition as replacement properties and fully expects to off-set this tax obligation.

Management believes that the uncommitted balance of cash, cash equivalents, investments and its borrowing capacity are sufficient to meet all of the Company's obligations during 2000 without considering additional revenues that may be generated during that period.

Results of Operations:

In fiscal 1999, land revenues increased by $154,676 from $4,630,523 in 1998 to $4,785,199. The related cost of land revenues increased to $838,032, or $388,241 from $449,791 in fiscal 1998. Rental revenue increased from $697,385 to $702,065 and the related costs increased from $169,907 to $173,800. These increases are expected to continue as the Company expands its activities in these areas.

Year 2000 Issues:

Management has assessed the Year 2000 issues and determined that their consequences would not have a material effect on the Company's business, results of operations or financial condition. The total cost of compliance in both information and non-information technology systems is expected to be approximately $30,000. Since a substantial portion of this cost is third party hardware and software, the effect on net earnings will be immaterial. Changes in internal systems are substantially complete and any remaining costs will be insignificant. Determination of level of risk in the Company's material relationships with third parties is incomplete, but is expected to be finished by year end, and is considered negligible. Therefore, contingency plans have not been formulated at this time.

MARKET  PRICE  OF  AND  DIVIDENDS  ON  WESTLAND'S   COMMON  EQUITY  AND  RELATED
STOCKHOLDER MATTERS

Because ownership of Westland's stock is restricted in the manner discussed below, no established public trading market exists for Westland's outstanding shares and, to the best of Westland's knowledge, no dealer has made, is making, or is attempting to create such a market from which to determine an aggregate market value of any of Westland's stock. In 1989, Westland entered into an arrangement with an independent stockbroker to broker transactions in Westland's stock between shareholders. The broker has informed Westland that the price at which Westland's common stock had been bought and sold by Westland's shareholders during the ninety (90) days preceding this date of this report has been $20.00 per share.

Since 1982, the outstanding shares have been subject to restrictions imposed by a majority of Westland's shareholders who amended Westland's Articles of Incorporation. Those Articles prohibit (with certain limited exceptions) transfer of Westland stock to persons other than lineal descendants of the original incorporators of the Town of Atrisco (a New Mexico Community Land Grant Corporation).

The following table sets forth the approximate number of holders of record of each class of Westland's common stock as of October 8, 1999:

                                                            Number of
         Title of Class                                   Record Holders

No Par Value Common                                           5622
$1.00 Par Value Common          Class A                          0
$1.00 Par Value Common          Class B                         22

Dividends: During each of the last two (2) fiscal years ended June 30, 1998 and June 30, 1999, Westland paid cash dividends to shareholders, aggregating a total during those two years of $1,404,739. Subsequent to June 30, 1999, the Company has paid an additional cash dividend of $1.00 per share for an aggregate dividend payment to the shareholders of $802,708.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORMS 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 1999, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON OCTOBER 8, 1999. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO DAVID C. ARMIJO, SECRETARY, WESTLAND DEVELOPMENT CO., INC., 401 COORS BOULEVARD, N.W., ALBUQUERQUE, NEW MEXICO 87121.


                            FINANCIAL STATEMENTS AND
                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                         WESTLAND DEVELOPMENT CO., INC.

                             June 30, 1999 and 1998



               Report of Independent Certified Public Accountants


Stockholders
Westland Development Co., Inc.

We have audited the accompanying balance sheet of Westland Development Co., Inc., as of June 30, 1999, and the related statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's manage-ment. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Development Co., Inc., as of June 30, 1999, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.






Oklahoma City, Oklahoma
August 19, 1999 (except for Note P, as to which the date is August 26, 1999)



                       Westland Development Company, Inc.

                                 BALANCE SHEET

                                 June 30, 1999


                      ASSETS

Cash and cash equivalents ..........................                 $ 1,300,182

Short-term investments .............................                   2,578,019

Receivables
  Real estate contract (note B) ....................   $    24,291
  Note receivable - related party (note M) .........        59,808
  Other receivables ................................        39,331       123,430
                                                       -----------
Land and improvements held for future
  development (notes C and E) ......................                   6,897,415

Income-producing properties, net (notes D and E) ...                   8,221,092

Property and equipment, net of accumulated
  depreciation of $477,340 (note E) ................                     391,133

Investments in partnerships and joint ventures .....                     231,901

Income taxes receivable ............................                       5,000

Other assets .......................................                     152,047
                                                                     -----------

                                                                     $19,900,219
                                                                     ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses,
   and other liabilities ...........................                 $   519,468
Deferred income taxes (note F) .....................                   5,312,000
Notes, mortgages, and assessments payable (note E) .                   7,376,651
                                                                     -----------

              Total liabilities ....................                  13,208,119

Commitments and contingencies (notes E and L) ......                        --

Stockholders' equity (note G)
   Common  stock - no par value;  authorized,
     736,668  shares;  issued and outstanding,
     716,608 shares ................................   $     8,500
Class B common stock - $1 par value;
  authorized, 491,112 shares; issued and
  outstanding, 86,100 shares .......................        86,100
Additional paid-in capital .........................       581,527
Retained earnings ..................................     6,015,973     6,692,100
                                                       -----------   -----------

                                                                     $19,900,219
                                                                     ===========

         The accompanying notes are an integral part of this statement.


                      Westland Development Company, Inc.

                             STATEMENTS OF EARNINGS

                              Year ended June 30,


                                                        1999           1998
                                                     -----------    -----------

Revenues
  Land ...........................................   $ 4,785,199    $ 4,630,523
  Deferred profit recognized on installment sales         30,306         20,701
  Rentals ........................................       702,065        697,385
                                                     -----------    -----------
                                                       5,517,570      5,348,609

Costs and expenses
  Cost of land revenues ..........................       838,032        449,791
  Cost of rentals ................................       173,800        169,907
  Other general, administrative, and operating ...     1,991,667      2,106,395
                                                     -----------    -----------
                                                       3,003,499      2,726,093
                                                     -----------    -----------

              Operating income ...................     2,514,071      2,622,516

Other (income) expense
  Interest income ................................      (136,611)       (99,672)
  Gain on sale or disposition of property
     and equipment (note O) ......................      (747,560)          (779)
  Other, net (note O) ............................       789,158         11,451
  Interest expense ...............................       540,516        631,356
                                                     -----------    -----------
                                                         445,503        542,356
                                                     -----------    -----------

              Earnings before income taxes .......     2,068,568      2,080,160

Income tax expense (note F) ......................       780,000        826,000
                                                     -----------    -----------

              NET EARNINGS .......................   $ 1,288,568    $ 1,254,160
                                                     ===========    ===========

Weighted average common shares outstanding .......       807,775        807,755
                                                     ===========    ===========

Earnings per common share ........................   $      1.60    $      1.55
                                                     ===========    ===========

        The accompanying notes are an integral part of these statements.


                      Westland Development Company, Inc.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                       Years ended June 30, 1999 and 1998


                                    Class B
                                  Common stock                Common stock           Additional
                                  no par value                $1 par value            paid-in       Retained
                               Shares        Amount       Shares         Amount       capital       earnings        Total
Balances at July 1, 1997        716,608   $     8,500        86,100   $    86,100   $   581,527   $ 4,275,953    $ 4,952,080

Net earnings ............          --            --            --            --            --       1,254,160      1,254,160
                            -----------   -----------   -----------   -----------   -----------   -----------    -----------
Balances at June 30, 1998       716,608         8,500        86,100        86,100       581,527     5,530,113      6,206,240

Net earnings ............          --            --            --            --            --       1,288,568      1,288,568

Cash dividends paid
  - $1 per share ........          --            --            --            --            --        (802,708)      (802,708)
                            -----------   -----------   -----------   -----------   -----------   -----------    -----------

Balances at June 30, 1999       716,608   $     8,500        86,100   $    86,100   $   581,527   $ 6,015,973    $ 6,692,100
                            ===========   ===========   ===========   ===========   ===========   ===========    ===========

         The accompanying notes are an integral part of this statement.


                      Westland Development Company, Inc.

                            STATEMENTS OF CASH FLOWS

                              Year ended June 30,


                                                         1999          1998
                                                     -----------    -----------

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
  Cash received from land sales and collections
    on real estate contracts receivable ..........   $ 4,822,132    $ 4,647,316
  Development and closing costs paid .............    (1,277,974)      (874,634)
  Cash received from rental operations ...........       680,780        732,254
  Cash paid for rental operations ................        (5,321)          (816)
  Cash paid for property taxes ...................       (78,409)       (58,150)
  Interest received ..............................       136,735        100,866
  Interest paid ..................................      (538,845)      (667,609)
  Income taxes (paid) refunded, net ..............      (171,162)        18,274
  Other general and administrative costs paid ....    (1,983,301)    (1,536,439)
  Other ..........................................       106,804         21,839
                                                     -----------    -----------

      Net cash provided by operating activities ..     1,691,439      2,382,901

Cash flows from investing activities
  Capital expenditures ...........................    (1,404,295)       (60,958)
  (Investments in) distributions from
     partnerships and joint ventures .............        (1,993)         8,588
  Change in short-term investments ...............    (2,578,019)          --
  Proceeds from sale of assets ...................          --            3,150
  Proceeds from note receivable - related party ..         5,793          2,402
                                                     -----------    -----------

      Net cash used in investing activities ......    (3,978,514)       (46,818)

Cash flows from financing activities
  Borrowings on notes, mortgages, and
    assessments payable ..........................     2,498,309        132,063
  Repayments of notes, mortgages, and
    assessments payable ..........................    (1,318,237)      (987,372)
  Payment of dividends ...........................      (802,708)      (602,031)
                                                     -----------    -----------

      Net cash provided by (used in)
        financing activities .....................       377,364     (1,457,340)
                                                     -----------    -----------

      NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS .........................    (1,909,711)       878,743

Cash and cash equivalents at beginning of year ...     3,209,893      2,331,150
                                                     -----------    -----------

Cash and cash equivalents at end of year .........   $ 1,300,182    $ 3,209,893
                                                     ===========    ===========


Reconciliation of Net Earnings to Net Cash
  Provided by Operating Activities

Net earnings .....................................   $ 1,288,568    $ 1,254,160
Adjustments to  reconcile  net  earnings to
  net cash  provided by  operating activities
    Depreciation .................................       227,955        221,879
    Loss on partnerships and joint  ventures .....          --           33,289
    (Gain)  loss on sale of  property
       and equipment .............................         2,440           (779)
    Collections  on real  estate  contracts
      receivable .................................        35,483          9,259
    Profit  recognized on installment sales ......       (30,306)       (20,701)
    Deferred income taxes ........................       785,000        517,000
    Change in
       Income taxes recoverable/payable ..........      (177,273)       327,274
       Other receivables .........................         4,749        105,163
       Land and improvements held for
         future development ......................      (439,942)      (424,843)
       Other assets ..............................       (69,702)       130,632
       Accounts payable, accrued expenses,
         and other liabilities ...................        62,796        266,821
       Accrued interest payable ..................         1,671        (36,253)
                                                     -----------    -----------

             Net cash provided by operating
               activities ........................   $ 1,691,439    $ 2,382,901
                                                     ===========    ===========

        The accompanying notes are an integral part of these statements.


                      Westland Development Company, Inc.

                         NOTES TO FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


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

              Value of no par common stock as stated in
                the Articles of Incorporation .........   $  8,500
              Additional paid-in capital ..............    224,082
                                                          --------

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

   2. Nature of Operations
      --------------------

   The Company develops, sells, or leases its land holdings, all of which are located near Albuquerque, New Mexico. The Company may use joint ventures or participation in limited partnerships to accomplish these activities. Revenue sources for the years ended June 30, 1999 and 1998 consist primarily of proceeds from land sales and rentals from developed properties, such as single-tenant retail stores and office space. Land sales are primarily to commercial developers and others in the Albuquerque area and certain governmental agencies, and the terms of sale include both cash and internal financing by the Company. Such sales are collateralized by the land. The Company has relied primarily upon cash land sales over the past several years due to the collection risk associated with real estate contracts.

   3. Cash and Cash Equivalents
      -------------------------

   Cash and cash equivalents are considered to include highly liquid investments with maturities of three months or less and money market funds. At June 30, 1999 and 1998, United States Treasury bills of approximately $899,000 and $2,248,000, respectively, are included in cash and cash equivalents.

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and in certain other funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

   4. Short-Term Investments
      ----------------------

   Short-term investments include certificates of deposit and U.S. Treasury bills carried at cost, which approximates fair value. Such investments generally have maturities of more than three months and less than one year.

   5. Land and Improvements Held for Future Development
      -------------------------------------------------

   Land and improvements held for future development are recorded at cost not to exceed net realizable value. Improvements consist of abstracts, surveys, legal fees, master and sector plans, infrastructure improvements, and other costs related to land held by the Company which are allocated to respective tracts primarily by specific identification of costs.

   6. Income-Producing Properties and Property and Equipment
      ------------------------------------------------------

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

   7. Recognition of Income on Real Estate Transactions
      -------------------------------------------------

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

   8. Income Taxes
      ------------

   Deferred income tax assets or liabilities are determined based on the difference between financial statement and tax bases of certain assets and liabilities as measured by the enacted tax rates in effect using the liability method.

   9. Earnings Per Common Share
      -------------------------

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

   10. Investments in Partnerships and Joint Ventures
       ----------------------------------------------

   Investments in partnerships and joint ventures are accounted for on the equity method.

   11. Use of Estimates
       ----------------

   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

   12. Long-Lived Assets
       -----------------

   Long-lived assets to be held and used are reviewed for impairment, generally on a property-by-property basis, whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based upon the estimated fair value of the asset.


NOTE B - REAL ESTATE CONTRACT RECEIVABLE

   Real estate  contract  receivable  at June 30, 1999 consists of one contract,
   due  in  monthly   installments  with  an  interest  rate  of  9.5%,  and  is collateralized by land.

   Principal collections due on the real estate contract receivable for the years ending June 30 are as follows:

              2000                                   $ 4,393
              2001                                     4,829
              2002                                     5,308
              2003                                     9,761
                                                     -------

                                                     $24,291
                                                     =======


NOTE C - LAND AND IMPROVEMENTS HELD FOR FUTURE DEVELOPMENT

   The Company estimates that it presently owns in excess of 59,000 acres of land, primarily including land located within the boundaries of the Town of Atrisco Land Grant and land located elsewhere which the Company has acquired since incorporation. Plans for ultimate development of the properties have not been finalized.

   Land and improvements consist of the following at June 30, 1999:

     Land                                                   $1,059,122
     Improvements                                            5,838,293
                                                            ----------

                                                            $6,897,415
                                                            ==========


NOTE D - INCOME-PRODUCING PROPERTIES

   Income-producing properties consist of four single-tenant retail store buildings and a portion of the Company's office building and are summarized as follows at June 30, 1999:

     Buildings and equipment                                $5,713,813
     Less accumulated depreciation                             691,754
                                                            ----------
                                                             5,022,059
     Land                                                    3,199,033
                                                            ----------

                                                            $8,221,092
                                                            ==========

   The Company's rentals from income-producing properties are principally obtained from tenants through rental payments as provided for under noncancelable operating leases. The lease terms range from one to twenty years and typically provide for guaranteed minimum rent, percentage rent, and other charges to cover certain operating costs.

   Minimum future rentals from income-producing properties on noncancelable tenant operating leases as of June 30, 1999 are as follows:

           Year ending June 30
              2000                               $   827,906
              2001                                   798,783
              2002                                   801,196
              2003                                   805,018
              2004                                   808,001
              Thereafter                           7,119,116
                                                 -----------

                                                 $11,160,020
                                                 ===========


NOTE E - NOTES, MORTGAGES, AND ASSESSMENTS PAYABLE

   Notes, mortgages, and assessments payable are summarized as follows at June 30, 1999:

     Promissory note, due in monthly installments of $17,970
     through   May  2015,   including   interest  at  9.37%;
     collateralized    by    income-producing     properties       $1,780,407

     Promissory note, due in monthly  installments of $9,079
     through  July  2014,   including   interest  at  8.00%;
     collateralized by income-producing properties                    950,000

     Note  payable,  due in monthly  installments  of $6,893
     through  September 2015,  including  interest at 8.75%;
     collateralized by income-producing properties                    714,395

     Note payable to bank;  due on demand,  but if no demand
     is made,  then on October 30,  1999,  with  interest at
     9.25%; collateralized primarily by real estate                   577,665

     Revolving  line of  credit  due to  bank,  due June 29,
     2000,  interest payable  quarterly at an effective rate
     of 8.75%;  collateralized  by  specific  tracts of land          639,632

     Mortgage note, due in monthly  installments of $24,682,
     including  interest  at 8.52%,  due  November  1, 2016;
     collateralized by income-producing properties                  2,683,944

     Line of credit due to bank in monthly  installments  of
     $6,701  with any  unpaid  amounts  due March 15,  2000,
     interest  at 9.25%;  collateralized  primarily  by real
     estate                                                            17,037

     Other                                                             13,571
                                                                    ---------

                                                                   $7,376,651
                                                                   ==========

   The Company's revolving line of credit with a bank provides for borrowings up to $2,000,000 at the bank's prime rate of interest. At June 30, 1999, $639,632 was outstanding on this line of credit.

   The Company's line of credit with a bank provides for borrowings up to approximately $1,005,000 at the bank's prime rate of interest. At June 30, 1999, $17,037 was outstanding on this line of credit.


   Aggregate  required  principal   payments  on  the  notes,   mortgages,   and
   assessments payable as of June 30, 1999 are as follows:

        Year ending June 30
              2000                                $1,409,500
              2001                                   190,155
              2002                                   204,455
              2003                                   220,325
              2004                                   240,625
              Thereafter                           5,111,591
                                                  ----------

                                                  $7,376,651
                                                  ==========

   Also, at June 30, 1999, the Company had approximately $13,500 of outstanding letters of credit to the City of Albuquerque in connection with subdivision improvements done for the Company.


NOTE F - INCOME TAXES

   An analysis of the deferred income tax assets and liabilities as of June 30, 1999 is as follows:

     Deferred tax assets
       Contribution carryforwards                           $  316,000
       Property, equipment, and land                           342,000
       Investments                                              31,000
       Other                                                    72,000
       Valuation allowance                                    (316,000)
                                                            ----------
                                                               445,000

     Deferred tax liabilities
       Deferred tax gain on involuntary
         conversion of land                                  5,757,000
                                                            ----------

              Net deferred tax liability                    $5,312,000
                                                            ==========

   Income tax expense (benefit) consists of the following:

                                                       Year ended June 30,
                                                  1999                   1998
                                                ---------              ---------
     Current
       Federal ....................             $  (5,000)             $ 289,242
       State ......................                  --                   19,758
                                                ---------              ---------
                                                   (5,000)               309,000

     Deferred
       Federal ....................               667,000                439,000
       State ......................               118,000                 78,000
                                                ---------              ---------
                                                  785,000                517,000
                                                ---------              ---------

                                                $ 780,000              $ 826,000
                                                =========              =========

   The income tax provision is reconciled to the tax computed at statutory rates as follows:
                                                               June 30,
                                                         1999           1998
                                                       ---------      ---------

     Tax expense at statutory rates ..............     $ 703,000      $ 707,000
     State income taxes at statutory rates .......       104,000         97,000
     Change in valuation allowance ...............       227,000       (151,000)
     Change in effective state tax rate ..........      (159,000)          --
     Nontaxable gain .............................      (255,000)          --
     Nondeductible expenses ......................        27,000         23,000
     Expiration of contribution carryforwards ....        73,000        104,000
     Other .......................................        60,000         46,000
                                                       ---------      ---------

           Total expense .........................     $ 780,000      $ 826,000
                                                       =========      =========

   A valuation allowance of approximately $316,000 has been recognized at June 30, 1999 based on estimates of tax assets which are not likely to be realized in the future. Significant changes in assumptions concerning future taxable income and deductions may cause changes in the valuation allowance.


NOTE G - COMMON STOCK

   Under its original Articles of Incorporation (the "Articles"), the Company was authorized to issue 1,964,448 shares of common stock. During 1999, the Articles were amended to eliminate the authority to issue 736,668 shares of Class A common stock for $1.45 a share. The remaining authorized stock is as follows:

   (a) 736,668 shares of no par value common stock to represent $8,500 estimated value of land held by the Town of Atrisco;

   (b) 491,112 shares to be sold for a price to be determined by the Board of Directors, designated as Class B, $1 par value, common stock. The holders of no par value common stock have no preemptive rights to purchase Class B stock.

   At June 30, 1999, the 5,047 shares of no par value common stock, upon judicial determination, can be distributed to stockholders of record as of the date of incorporation.

   There is no established market value for the Company's common stock. At June 30, 1999, 716,608 shares of the Company's no par value common stock were issued and outstanding. Of the 5,047 shares of no par value common stock issuable, 1,872 shares may be issued in connection with eliminating fractional shares which resulted from the determinations made by the Court in the heirship case and 3,175 shares represent shares for which the Court in the heirship case ruled that no incorporator or heirs existed. The Company also has reacquired and canceled 15,013 shares of no par value common stock which have been constructively retired. These shares have not been formally retired and, as such, may be issuable to stockholders of record as of the date of incorporation.

   During the year ended June 30, 1999, the Board of Directors approved protection against takeover measures whereby a threat of change of three or more directors in any one year would result in directors threatened with replacement being granted an immediate Class B stock bonus of 5,000 shares if in office as a director ten years or more, and 2,500 shares of Class B stock if in office as a director for less than ten years. The maximum number of shares which could be issued under this agreement at June 30, 1999 is 40,000 shares.


NOTE H - SEGMENT INFORMATION

   The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of a Business Enterprise and Related Information. Pursuant to SFAS No. 131, prior period data have been restated to conform to the new requirements.

   The Company operates primarily in two industry segments. They are as follows:

     Land    -  Operations  involve the development  and sale of tracts,  both residential and commercial. In addition, included are incidental revenues from leasing of grazing rights.

     Rentals -  Operations  involve  rentals from four  single-tenant  retail store buildings and a portion of the Company's office building.

   Financial information for each industry segment is summarized as follows:

                                                        General
                                 Land      Rentals     corporate       Total
                              ----------  ----------  ------------  -----------
     1999
       Revenues               $4,815,505  $  702,065  $      --     $ 5,517,570
       Operating income
         (loss)                3,341,526     445,421   (1,272,876)    2,514,071
       Interest income              --          --        136,611       136,611
       Interest expense             --          --       (540,516)     (540,516)
       Income tax expense           --          --       (829,000)     (829,000)
       Identifiable assets     6,981,514   8,442,383    4,476,322    19,900,219
       Capital expenditures         --     1,330,931       73,364     1,404,295
       Depreciation                 --       168,479       59,476       227,955
       Noncash gain on
         disposition of land        --          --        750,000       750,000

     1998
       Revenues               $4,651,224  $  697,385  $      --     $ 5,348,609
       Operating income
         (loss)                3,547,773     433,945   (1,359,202)    2,622,516
       Interest income              --          --         99,672        99,672
       Interest expense             --          --       (631,356)     (631,356)
       Income tax (expense)
         benefit                    --          --       (826,000)     (826,000)
       Identifiable assets     6,552,542   7,277,962    3,726,589    17,557,093
       Capital expenditures         --           972       59,986        60,958
       Depreciation                 --       169,091       52,788       221,879

   General corporate assets consist primarily of cash, furniture, equipment, and a portion of an office building, of which the remaining one-half is included in income-producing properties.


NOTE I - BENEFIT PLANS

   The Company has certain defined benefit employee retirement plans that provide for employee and employer contributions. The Company's contribution expense for these plans was $121,000 and $89,000 for 1999 and 1998, respectively.


NOTE J - SALES TO MAJOR CUSTOMERS

   Sales to major customers are summarized as follows:

   During the year ended June 30, 1999, sales to two customers individually accounted for 52% and 21% of total revenues.

   During the year ended June 30, 1998, sales to two customers individually accounted for 28% and 13% of total revenues.


NOTE K - SALE OF LAND FOR NATIONAL PARK

   On June 28, 1990, the Petroglyph National Monument ("National Monument") was established by an act of the United States Congress ("Congress"). Under the bill passed by Congress, the National Park Service is authorized to acquire acreage within the National Monument using funds specifically appropriated by Congress each year. In 1999 and 1998, approximately 362 and 85 acres, respectively, were transferred to the National Park Service for cash of $2,600,000 and $1,500,000, respectively. The Company has no remaining land set aside for sale to the National Park Service at this time.


NOTE L - LITIGATION

   The Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management, based upon advice of counsel, would not have a material effect on the Company's financial position.


NOTE M - RELATED PARTY TRANSACTIONS

   During the year ended June 30, 1999, the Company sold land to a member of the Board of Directors. Under the sales agreement, the Board member paid approximately $52,000 for three lots.

   The Company purchases its directors' and officers' liability insurance through a corporation controlled by a member of the Board of Directors. Total premiums for these policies paid in 1999 and 1998 were $50,000 each year.

   The note receivable - related party is from a joint venture partner, is payable in monthly installments of $758 including interest at 10%, and is collateralized by developed property. The note matures April 2006.

   During the year ended June 30, 1998, the Company acquired land from an ownership group which included a member of the Board of Directors and a member of the director's immediate family. Under the sales agreement, the Board member received approximately $81,000 and the family member received approximately $49,000.


NOTE N - FINANCIAL INSTRUMENTS

   The following table includes various estimated fair value information as required by SFAS No. 107, Disclosures about Fair Value of Financial
   Instruments. Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in SFAS No. 107 and does not purport to represent the aggregate net fair value of the Company. The carrying amounts in the table are the amounts at which the financial instruments are reported in the financial statements.

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

   2.   Short-Term Investments
        ----------------------

   The carrying amount approximates fair value due to the short maturities of the investments.

   3.   Real Estate Contracts Receivable
        --------------------------------

   These notes receivable are generally collateralized by real estate and accrue interest at 9.5%. Because the ultimate collectibility of these notes is not reasonably assured, it is not practicable to estimate fair value.

   4.   Note Receivable - Related Party
        -------------------------------

   Note receivable - related party is valued at the present value of future cash flows based on the current rates at which similar loans would be made to borrowers with similar credit ratings.

   5.   Notes, Mortgages, and Assessments Payable
        -----------------------------------------

   The discounted amount of future cash flows using the Company's current incremental rate of borrowing for similar liabilities is used to estimate fair value.

   The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 1999 are as follows:

                                                    Carrying    Estimated
                                                     amount     fair value
                                                   ----------   ----------
     Financial assets
       Cash and cash equivalents ...............   $1,300,182   $1,300,182
       Short-term investments ..................    2,578,019    2,578,019
       Real estate contract receivable
         (not practicable to estimate
         fair value) ...........................       24,291         --
       Note receivable - related party .........       59,808       59,808
     Financial liabilities
       Notes, mortgages, and assessments payable    7,376,691    7,587,000


NOTE O - CONTRIBUTION OF LAND

   In keeping with the Company's long-standing commitment to the furtherance of community projects which benefit the education and welfare of its less fortunate citizens, during 1999 the Company donated approximately fifty acres of land to a nonprofit organization to develop a residential and work facility for seriously disabled/mentally ill persons. The contributed land had a fair value of approximately $790,000 which was recorded as an other expense and a pretax gain of approximately $750,000 was recorded on the donation.


NOTE P - SUBSEQUENT EVENT

   On August 26, 1999, the Company declared a dividend of $1 per share for stockholders of record as of August 27, 1999. The dividend is payable on September 10, 1999.


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

POLECARPIO (LEE) ANAYA, Executive Vice President, Assistant Secretary/Treasurer and Director. Mr. Anaya is also Chairman of the Executive Committee. Mr. Anaya was owner/operator of Lee's Conoco.

DAVID C. ARMIJO, Secretary/Treasurer and Director. Mr. Armijo is an insurance broker and serves as President and Chairman of the Board of California's All-Risk Insurance Agency, Inc. in Los Angeles, California.

CARMEL CHAVEZ, Director. Member of the Executive Committee and the Disclaimer Committee and Vice Chairman of El Campo Santo, Inc. Mr. Chavez is a retired employee of the Albuquerque Public Schools.

JOSIE G. CASTILLO, Director. Member of the Executive Committee, Chairman of El Campo Santo, Inc. and member of the Disclaimer Committee. Ms. Castillo is retired from the Human Services Department of the State of New Mexico.

CARLOS SAAVEDRA, Director. Alternate member of the Executive Committee, Alternate Member of El Campo Santo, Inc. and Chairman of the Disclaimer Committee. Dr. Saavedra is a former director of bilingual education for the Colorado Department of Education and the Oakland Unified School District, Oakland, California. Dr. Saavedra retired from education in 1985.

JOE S. CHAVEZ, Director. Member of the Disclaimer Committee. Mr. Chavez is employed at Galles Chevrolet in Albuquerque, New Mexico.

CHARLES V. PENA, Director. Member of El Campo Santo, Inc., and the Disclaimer Committee. Mr. Pena owns and operates CJ's New Mexican Food Restaurant.