Form 10KSB, Exhibit 13
period 2000-06-30
WESTLAND DEVELOPMENT CO INC
filed 2000-09-08
CIK 106423

Exhibit 13

September 1, 2000


Dear Shareholders:

Greetings!

Your Board of Directors is pleased to report that fiscal year 2000 was a remarkable period for your Company. Revenues from our operations reached new highs and we continued to make progress in implementing our development plans. We are well into the infrastructure design stage for our Sector Plan, and the initial projects for the area have started to take shape. Financing the infrastructure is a key component to our future success. We are currently working on a number of possibilities in this regard.

Our Cedar Ridge project is completely sold out, and we have started construction on two new subdivisions. We have executed a letter of intent with Kaufman & Broad Homes for one of the projects and expect to begin marketing the second subdivision in the near future. A third residential project, Painted Sky, should come into focus by the end of the year. Overall, while the Albuquerque market for new housing has slowed some over the past twelve months, we continue to see a good demand for our area.

Over the past 10 years, we have made the Company's cemeteries a priority. Many new improvements were introduced in fiscal year 2000, and we continue to work to beautify these areas. Like all of our projects, we want you to feel proud of the cemeteries.

The business of real estate and land development faces a lot of adversity from individuals and organizations opposed to Albuquerque's growth. We are committed meet the needs for employment, housing, education, and recreation by building new communities on the west side. Our goal is to develop the land in a responsible manner and to be mindful of water conservation and air quality and the many issues that face a growing economy. We are proud of our successful ten years and more excited about the Company's future.

I look forward to seeing you at our Annual Shareholder Meeting. Please feel free to call upon me anytime.

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

Westland generates cash internally through its land operations (grazing leases, real estate sales and commercial leases) and externally through long and short-term borrowing. The profitability and resulting cash flows of Westland's land operations depend on numerous factors, such as demand for grazing leases, land leases, supply of competitively priced, developed or undeveloped, properties for residential, industrial or commercial uses. Over the long term, Westland expects that residential and industrial growth on Albuquerque's west side will continue to increase the demand for Westland's land, thus continuing Westland's ability to generate revenue from land development and sales. In the short term, however, periodic local and national economic conditions may decrease the number of land sales and hinder development, such as during the period from 1986 through 1992. Westland is now starting on its next major undertaking as development on its new sector plan comes into existence. This development start culminates a decade of hard and diligent work by Westland's Directors and employees.

Westland's basic business philosophy continues to be to hold certain areas of the land in trust for shareholders and to enhance the value of other areas of the Land through careful planning and development to assure perpetual benefit to the Company and its shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OPERATIONS

In the past fiscal year, land sales were greater than the prior year as the Company experienced about the same sales of improved residential lots as last year and greater large parcel sales. During fiscal 1999 there were $2,605,000 of sales of lands to the National Park Service ("NPS") as part of its acquisition of the lands included in the Petroglyph National Monument. This was the final acquisition of land to be purchased from the Company by NPS. Such sales amounted to approximately 54% of the Company's sales revenue for 1999.

During fiscal 2000, Albuquerque continued a slower but still significant pattern of growth that has benefited Westland for the past eight years. Albuquerque continues to be one of the fastest growing cities in the Southwest and, because of certain geographical and other limitations on its growth, Westland's lands lie directly in the path of future predictable growth patterns. Sales of improved residential lots in fiscal 2000 were approximately $1,148,000, compared to sales of approximately $1,221,000 in fiscal 1999.

Westland's future revenues will continue to be largely dependent upon the sale of land. The Company's assets are illiquid, comprising principally undeveloped land. Sales are dependent upon the market conditions in Albuquerque, New Mexico.

Westland anticipates making capital commitments for land development projects over the next few years as the economy and opportunities dictate that such expenditures would be warranted. Capital commitments may include special assessment districts for roads and water and sewer lines on its land. In some cases infrastructure improvements are paid for by assessments, which increase the value of Westland's land and make further development possible. Westland intends to incur capital expenditures when management determines such investments will increase the value of the land and generate future revenue.

Land is Westland's principal capital resource, and is valued, for financial accounting purposes, at its 1907 value plus the cost of improvements. Westland's balance sheet does not reflect the actual current value of this asset. The Company has no current appraisals of the land and, therefore, the actual value of the land is not known. The carrying value of the land was increased during the fiscal year ended June 30, 2000, primarily reflecting increased investment. The carrying value will be increased or decreased regularly as Westland acquires, sells or develops parcels of land. Management believes the June 30, 2000 carrying value of the land is substantially less than its current market value. Westland's balance sheet also segregates income-producing properties which consist of commercial real estate and improvements. The actual value of Westland's land varies depending on national and local market conditions and the amount and proximity of roads, utilities and other amenities to the land under development. As Albuquerque continues to grow, the land value of both developed and undeveloped land should increase.

As reported last year, after some delay, Westland received approval of its Master Plan by both the City of Albuquerque and Bernalillo County. The Master Planned land includes the area north of Interstate 40 and south of the area designated for the Petroglyph National Monument between Unser Boulevard and Paseo del Volcan Road. The Master Plan area encompasses approximately 6,400 acres, but does not include any land located within the Monument and will have no adverse impact on the Monument. During the fiscal year the City of Albuquerque annexed the initial 1,600 acres of the master planned area, which will permit sewer and water services to be extended in an orderly manner to that number of acres as they are developed. Westland has agreed with the City that it will pay the cost of the infrastructure normally paid for by the city for new development in the master planned area and will recover those costs through a fee charged by the city as each lot is connected to the services. Management still anticipates that development and sale of the initial parcels of land within the Master Planned area will occur in the year 2000, however, unforeseeable delays in getting utilities to the lands may cause this period to be extended beyond that anticipated date.

Westland is currently preparing marketing information and considering financial options and the optimum timing for initiating development, marketing, and sales of land in the Sector Plan area. The Company and Mesa Golf of Dallas, Texas, recently obtained approval for a 27 hole golf course community located on 500 acres adjoining the Petroglyph National Monument within the Sector Plan area from the City of Albuquerque's Environmental Planning Commission. Unfortunately the City's approval was appealed by Mr. Jaime Chavez "on behalf of concerned Atrisco Land Grant heirs" in the name of Water Information Network. The appeal may delay the golf course project, and possibly the Sector Plan area's development, increase expenses for the Company, and damage the Company's reputation.

Management remains committed to begin the construction of residential, industrial and commercial developments for lease or sale. Westland's long term business philosophy is to enhance the value of Westland's land through careful planning and development, while retaining ownership of a major portion of the land in perpetuity and simultaneously increasing the value of Westland's stock and to provide dividends for its shareholders, when consistent with Westland's need for a sufficient cash flow to meet current operating expenses.

Financial Condition:

During fiscal 2000, total assets increased to $20,237,662 from $19,900,219, while liabilities decreased from $13,208,119 to $12,060,545. During fiscal 2000 Westland invested $2,183,749 in income producing and other assets and repaid notes and mortgages of $1,161,221. Including these uses of cash and payment of cash dividends of $802,708, cash equivalents and short-term investments increased by $114,273, as operations provided $2,407,033.

In fiscal 2000, the Company maintained lines of credit with local banks aggregating approximately $3,600,000, collateralized by certain real property. The purpose of these lines is to provide funds necessary for its continued expansion. At June 30, 2000, the lines had no outstanding balances During fiscal 2001, the Company will be obligated to pay income tax of approximately $1,200,000 should replacement properties totaling $2,986,000 for lands sold to the National Park Service not be acquired. Management diligently seeks income producing properties for acquisition as replacement properties and fully expects to off-set this tax obligation. Management believes that the uncommitted balance of cash, cash equivalents, investments and its borrowing capacity are sufficient to meet all of the Company's obligations during 2001 without considering additional revenues that may be generated during that period.

Results of Operations:

In fiscal 2000, land revenues increased by $1,726,720 from $4,785,199 in 1999 to $6,511,919. The related cost of land revenues increased to $1,253,870, or $415,838 from $838,032 in fiscal 1999. Rental revenue increased from $702,065 to $843,105 and the related costs increased from $173,800 to $258,572. These increases are expected to continue as the Company expands its activities in these areas. In 1999, other income and expense included gain on disposition and cost of land donated to charity.

MARKET  PRICE  OF  AND  DIVIDENDS  ON  WESTLAND'S   COMMON  EQUITY  AND  RELATED
STOCKHOLDER MATTERS

Because ownership of Westland's stock is restricted in the manner discussed below, no established public trading market exists for Westland's outstanding shares and, to the best of Westland's knowledge, no dealer has made, is making, or is attempting to create such a market from which to determine an aggregate market value of any of Westland's stock. In 1989, Westland entered into an arrangement with an independent stockbroker to broker transactions in Westland's stock between shareholders. The broker has informed Westland that the price at which Westland's common stock had been bought and sold by Westland's shareholders during the ninety (90) days preceding this date of this report has been $22 per share.

Since 1982, the outstanding shares have been subject to restrictions imposed by a majority of Westland's shareholders who amended Westland's Articles of Incorporation. Those Articles prohibit (with certain limited exceptions) transfer of Westland stock to persons other than lineal descendants of the original incorporators of the Town of Atrisco (a New Mexico Community Land Grant Corporation).

The following table sets forth the approximate number of holders of record of each class of Westland's common stock as of September 1, 2000:

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

Dividends: During each of the last two (2) fiscal years ended June 30, 1999 and June 30, 2000, Westland paid cash dividends to shareholders, aggregating a total during those two years of $1,605,416. Subsequent to June 30, 2000, the Company has paid an additional cash dividend of $1.25 per share for an aggregate dividend payment to the shareholders of $1,001,471.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORMS 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2000, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON SEPTEMBER 1, 2000. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO DAVID C. ARMIJO, SECRETARY, WESTLAND DEVELOPMENT CO., INC., and 401 COORS BOULEVARD, N.W., ALBUQUERQUE, NEW MEXICO 87121.

               Report of Independent Certified Public Accountants

Stockholders
Westland Development Co., Inc.

We have audited the accompanying balance sheet of Westland Development Co., Inc., as of June 30, 2000, and the related statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Development Co., Inc., as of June 30, 2000, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2000 in conformity with generally accepted accounting principles.




GRANT THORNTON LLP


Oklahoma City, Oklahoma
August 11, 2000

                         Westland Development Co., Inc.

                                  BALANCE SHEET

                                  June 30, 2000

           ASSETS

Cash and cash equivalents ..........................                 $ 3,882,560

Short-term investments .............................                     109,914

Receivables

  Real estate contracts (note B) ...................  $    66,857
  Note receivable - related party (note M) .........      103,075
  Other receivables ................................       93,596        263,528
                                                      -----------

Land and improvements held for future
  development (notes C and E) ......................                   6,971,322

Income-producing properties, net (notes D and E) ...                   8,202,679

Property and equipment, net of accumulated
  depreciation of $527,642 (note E) ................                     388,574

Investments in partnerships and joint ventures .....                     234,709

Income taxes receivable ............................                      22,585

Other assets .......................................                     161,791
                                                                     -----------
                                                                     $20,237,662
                                                                     ===========

           LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and
  other liabilities ................................                 $   476,066
Deferred income taxes (note F) .....................                   5,369,049
Notes, mortgages, and assessments payable (note E) .                   6,215,430
                                                                     -----------

                  Total liabilities                                   12,060,545

Commitments and contingencies (notes E and L) ......                       --

Stockholders' equity (note G)
  Common  stock - no par value; authorized
    736,668   shares;  issued  and  outstanding,
    715,293 shares .................................  $     8,500
  Class B common stock - $1 par value; authorized,
    491,112 shares; issued and outstanding,
    86,100 shares ..................................       86,100
    Additional paid-in capital .....................      581,527
    Retained earnings ..............................    7,500,990      8,177,117
                                                      -----------    -----------

                                                                     $20,237,662
                                                                     ===========

        The accompanying notes are an integral part of this statement.

                         Westland Development Co., Inc.

                             STATEMENTS OF EARNINGS

                               Year ended June 30,

                                                       2000            1999
                                                    -----------     -----------

Revenues
  Land .........................................    $ 6,511,919     $ 4,785,199
  Deferred profit recognized on
    installment sales ..........................           --            30,306
  Rentals ......................................        843,105         702,065
                                                    -----------     -----------
                                                      7,355,024       5,517,570

Costs and expenses
  Cost of land revenues ........................      1,253,870         838,032
  Cost of rentals ..............................        258,572         173,800
  Other general, administrative,
    and operating ..............................      1,802,016       1,991,667
                                                    -----------     -----------
                                                      3,314,458       3,003,499
                                                    -----------     -----------

              Operating income .................      4,040,566       2,514,071

Other (income) expense
  Interest income ..............................       (234,872)       (136,611)
  Gain on sale or disposition of
    property and equipment (note O) ............           (280)       (747,560)
  Other, net (note O) ..........................        (16,223)        789,158
  Interest expense .............................        605,277         540,516
                                                    -----------     -----------
                                                        353,902         445,503
                                                    -----------     -----------

              Earnings before income taxes .....      3,686,664       2,068,568

Income tax expense (note F) ....................      1,354,464         780,000
                                                    -----------     -----------

              NET EARNINGS .....................    $ 2,332,200     $ 1,288,568
                                                    ===========     ===========

Weighted average common shares outstanding .....        802,626         807,775
                                                    ===========     ===========

Earnings per common share ......................    $      2.91     $      1.60
                                                    ===========     ===========

        The accompanying notes are an integral part of these statements.

                         Westland Development Co., Inc.

                        STATEMENT OF STOCKHOLDERS' EQUITY

                       Years ended June 30, 2000 and 1999

                                                                         Class B
                                         Common stock                 Common stock
                                         no par value                 $1 par value         Additional
                                  --------------------------   -------------------------     paid-in      Retained
                                    Shares          Amount        Shares        Amount       capital      earnings         Total
                                  -----------    -----------   -----------   -----------   -----------   -----------    -----------
Balances at July 1, 1998 ......       716,608    $     8,500        86,100   $    86,100   $   581,527   $ 5,530,113    $ 6,206,240

Net earnings ..................          --             --            --            --            --       1,288,568      1,288,568

Cash dividends paid -
  $1 per share ................          --             --            --            --            --        (802,708)      (802,708)
                                  -----------    -----------   -----------   -----------   -----------   -----------    -----------

Balances at June 30, 1999 .....       716,608          8,500        86,100        86,100       581,527     6,015,973      6,692,100

Net earnings ..................          --             --            --            --            --       2,332,200      2,332,200

Cash dividends paid -
  $1 per share ................          --             --            --            --            --        (802,708)      (802,708)

Purchase/retirement of
  common stock ................        (1,315)          --            --            --            --         (44,475)       (44,475)
                                  -----------    -----------   -----------   -----------   -----------   -----------    -----------

Balances at June 30, 2000 .....       715,293    $     8,500        86,100   $    86,100   $   581,527   $ 7,500,990    $ 8,177,117
                                  ===========    ===========   ===========   ===========   ===========   ===========    ===========

        The accompanying notes are an integral part of these statements.

                         Westland Development Co., Inc.

                            STATEMENTS OF CASH FLOWS

                               Year ended June 30,

                                                                                        2000           1999
                                                                                     -----------    -----------

Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities
    Cash received from land sales and collections on real estate
       contracts receivable ......................................................   $ 6,415,088    $ 4,822,132
    Development and closing costs paid ...........................................    (1,179,963)    (1,277,974)
    Cash received from rental operations .........................................       915,206        680,780
    Cash paid for rental operations ..............................................       (70,535)        (5,321)
    Cash paid for property taxes .................................................      (135,736)       (78,409)
    Interest received ............................................................       234,872        136,735
    Interest paid ................................................................      (604,029)      (538,845)
    Income taxes paid, net .......................................................    (1,315,000)      (171,162)
    Other general and administrative costs paid ..................................    (1,871,536)    (1,983,301)
    Other ........................................................................        18,666        106,804
                                                                                     -----------    -----------

                  Net cash provided by operating activities ......................     2,407,033      1,691,439

Cash flows from investing activities
    Capital expenditures .........................................................      (238,281)    (1,404,295)
    Investments in partnerships and joint ventures ...............................        (2,808)        (1,993)
    Change in short-term investments .............................................     2,468,105     (2,578,019)
    Change in note receivable - related party ....................................       (43,267)         5,793
                                                                                     -----------    -----------

                  Net cash provided by (used in) investing activities ............     2,183,749     (3,978,514)

Cash flows from financing activities
    Borrowings on notes, mortgages, and assessments payable ......................       990,698      2,498,309
    Repayments of notes, mortgages, and assessments payable ......................    (2,151,919)    (1,318,237)
    Payment of dividends .........................................................      (802,708)      (802,708)
    Purchase of common stock .....................................................       (44,475)          --
                                                                                     -----------    -----------

                  Net cash provided by (used in) financing activities ............    (2,008,404)       377,364
                                                                                     -----------    -----------

                  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...........     2,582,378     (1,909,711)

Cash and cash equivalents at beginning of year ...................................     1,300,182      3,209,893
                                                                                     -----------    -----------

Cash and cash equivalents at end of year .........................................   $ 3,882,560    $ 1,300,182
                                                                                     ===========    ===========

        The accompanying notes are an integral part of these statements

                        Westland Development Co., Inc.

                               Year ended June 30,

                                                                                        2000           1999
                                                                                     -----------    -----------

Reconciliation of Net Earnings to Net Cash Provided by Operating Activities
Net earnings .....................................................................   $ 2,332,200    $ 1,288,568
Adjustments to reconcile net earnings to net cash provided by operating activities
       Depreciation ..............................................................       259,253        227,955
       (Gain) loss on sale of property and equipment .............................          (280)         2,440
       Profit recognized on installment sales ....................................          --          (30,306)
       Deferred income taxes .....................................................        57,049        785,000
       Proceeds from sale of property and equipment ..............................           280           --
       Change in
           Income taxes recoverable/payable ......................................       (17,585)      (177,273)
           Other receivables .....................................................       (54,265)         4,749
           Land and improvements held for future development .....................       (73,907)      (439,942)
           Other assets ..........................................................        (9,744)       (69,702)
           Accounts payable, accrued expenses, and other liabilities .............       (44,649)        62,796
           Accrued interest payable ..............................................         1,247          1,671
           Real estate contracts receivable ......................................       (42,566)        35,483
                                                                                     -----------    -----------

                  Net cash provided by operating activities ......................   $ 2,407,033    $ 1,691,439
                                                                                     ===========    ===========

        The accompanying notes are an integral part of these statements

                         Westland Development Co., Inc.

                          NOTES TO FINANCIAL STATEMENTS

                             June 30, 2000 and 1999

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

    2.     Nature of Operations
           --------------------

    The Company develops, sells, or leases its real estate holdings, all of which are located near Albuquerque, New Mexico. The Company may use joint ventures or participation in limited partnerships to accomplish these activities. Revenue sources for the years ended June 30, 2000 and 1999 consist primarily of proceeds from land sales and rentals from developed properties, such as single-tenant retail stores and office space. Land sales are primarily to commercial developers and others in the Albuquerque area and certain governmental agencies, and the terms of sale include both cash and internal financing by the Company. Such sales are collateralized by the land. The Company has relied primarily upon cash land sales over the past several years due to the collection risk associated with real estate contracts.

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

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    4.     Investments
           -----------

    Short-term investments include certificates of deposit carried at cost, which approximates fair value. Such investments generally have maturities of more than three months and less than one year.

    Investments in partnerships and joint ventures owned 20% to 50% are accounted for by the equity method. Accordingly, the financial statements include the Company's share of the investees' net earnings.

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

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

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

    12.    Reclassifications
           -----------------

    Certain reclassifications have been made to the 1999 financial statements to conform to the 2000 presentation.

NOTE B - REAL ESTATE CONTRACTS RECEIVABLE

    Real estate contracts receivable at June 30, 2000 consist of two contracts, due in monthly installments with an interest rate of 9% and 9.5%, and are collateralized by land.

    Principal collections due on real estate contracts receivable for the years ending June 30 are as follows:

            2001                                              $  8,273
            2002                                                 9,076
            2003                                                13,900
            2004                                                 4,508
            2005                                                 4,930
            Thereafter                                          26,170
                                                              --------

                                                              $ 66,857
                                                              ========

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE C - LAND AND IMPROVEMENTS HELD FOR FUTURE DEVELOPMENT

    The Company estimates that it presently owns in excess of 59,000 acres of land, primarily including land located within the boundaries of the Town of Atrisco Land Grant and land located elsewhere which the Company has acquired since incorporation. Plans for ultimate development of the properties have not been finalized.

    Land and improvements consist of the following at June 30, 2000:

       Land                                              $1,058,512
       Improvements                                       5,912,810
                                                         ----------
                                                         $6,971,322
                                                         ==========

NOTE D - INCOME-PRODUCING PROPERTIES

    Income-producing properties consist primarily of four single-tenant retail store buildings and a portion of the Company's office building and are summarized as follows at June 30, 2000:

       Buildings and equipment                           $5,765,755
           Less accumulated depreciation                    879,791
                                                         ----------
                                                          4,885,964
       Land                                               3,316,715
                                                         ----------
                                                         $8,202,679
                                                         ==========

    The Company's rentals from income-producing properties are principally obtained from tenants through rental payments as provided for under noncancelable operating leases. The lease terms range from one to twenty years and typically provide for guaranteed minimum rent, percentage rent, and other charges to cover certain operating costs.

    Minimum future rentals from income-producing properties on noncancelable tenant operating leases as of June 30, 2000 are as follows:

                     Year ending June 30
                         2001                      $   891,019
                         2002                          861,458
                         2003                          865,280
                         2004                          868,263
                         2005                          808,983
                         Thereafter                  6,611,177
                                                   -----------

                                                   $10,906,180
                                                   ===========

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE E - NOTES, MORTGAGES, AND ASSESSMENTS PAYABLE

    Notes, mortgages, and assessments payable are summarized as follows at June 30, 2000:

        Promissory note, due in monthly installments of
        $17,970 through May 2015, including interest at
        9.37%;   collateralized   by   income-producing
        properties                                                   $ 1,729,442

        Promissory note, due in monthly installments of
        $9,079 through July 2014, including interest at
        8%;    collateralized    by    income-producing
        properties                                                       915,820

        Note payable,  due in monthly  installments  of
        $6,893  through   September   2015,   including
        interest    at   8.75%;    collateralized    by
        income-producing properties                                      693,358

        Mortgage note, due in monthly  installments  of
        $24,682,   including  interest  at  8.52%,  due
        November    1,    2016;    collateralized    by
        income-producing properties                                    2,613,731

        Mortgage note, due in monthly  installments  of
        $3,000 through October 2002, including interest
        at 9%;  collateralized  by  specific  tracts of
        land                                                              81,232


        Note payable,  due in monthly  installments  of
        $5,093   through   February   2002,   including
        interest  at  9%;  collateralized  by  specific
        tracts of land                                                    90,656

        Balloon note, interest due quarterly in arrears
        at 9%, principal due March 2003; collateralized
        by specific tracts of land                                        83,048

        Other                                                              8,143
                                                                     -----------
                                                                     $ 6,215,430
                                                                     ===========

    The Company's revolving line of credit with a bank provides for borrowings up to $2,000,000 at the bank's prime rate of interest collateralized by real estate, which matures September 2000. At June 30, 2000, there was no outstanding balance on this line of credit.

    The Company's line of credit with a bank provides for borrowings up to approximately $1,600,000 at the bank's prime rate of interest collateralized by real estate, which matures May 2001. At June 30, 2000, there was no outstanding balance on this line of credit.

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE E - NOTES, MORTGAGES, AND ASSESSMENTS PAYABLE - CONTINUED

    Aggregate  required  principal  payments  on  the  notes,   mortgages,   and
    assessments payable as of June 30, 2000 are as follows:

                     Year ending June 30
                         2001                        $   283,465
                         2002                            280,064
                         2003                            330,425
                         2004                            249,472
                         2005                            272,070
                         Thereafter                    4,799,934
                                                     -----------

                                                     $ 6,215,430
                                                     ===========

NOTE F - INCOME TAXES

    An analysis of the deferred income tax assets and liabilities as of June 30, 2000 is as follows:

       Deferred tax assets

           Contribution carryforwards                      $   238,252
           Property, equipment, and land                       434,652
           Investments                                          24,608
           Other                                                11,667
           Valuation allowance                                (121,216)
                                                           -----------
                                                               587,963
                                                           ===========

       Deferred tax liabilities

           Deferred tax gain on involuntary
             conversion of land                              5,957,012
                                                           -----------

                         Net deferred tax liability        $ 5,369,049
                                                           ===========

    Income tax expense (benefit) consists of the following:

                                                      Year ended June 30,
                                                  ---------------------------
                                                     2000             1999
                                                  ----------       ----------
       Current
           Federal                                $1,015,805       $   (5,000)
           State                                     281,610             --
                                                  ----------       ----------
                                                   1,297,415           (5,000)

       Deferred
           Federal                                    44,497          667,000
           State                                      12,552          118,000
                                                  ----------       ----------
                                                      57,049          785,000
                                                  ----------       ----------

                                                  $1,354,464         $780,000
                                                  ==========       ==========

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE F - INCOME TAXES - CONTINUED

    The income tax provision is reconciled to the tax computed at statutory rates as follows:

                                                     Year ended June 30,
                                                ----------------------------
                                                   2000              1999
                                                ----------        ----------

     Tax expense at statutory rates             $1,253,466        $  703,000
     State income taxes at statutory rates         280,186           104,000
     Change in valuation allowance                (194,784)          227,000
     Change in effective state tax rate               --            (159,000)
     Nontaxable gain                                  --            (255,000)
     Nondeductible expenses                         19,926            27,000
     Expiration of contribution carryforwards         --              73,000
      Other                                         (4,330)           60,000
                                                ----------        ----------

                         Total expense          $1,354,464        $  780,000
                                                ==========        ==========

    A valuation allowance of approximately $121,216 has been recognized at June 30, 2000 based on estimates of tax assets which are not likely to be realized in the future. Significant changes in assumptions concerning future taxable income and deductions may cause changes in the valuation allowance.

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

    At June 30, 2000, the 5,047 shares of no par value common stock, upon judicial determination, can be distributed to stockholders of record as of the date of incorporation.

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE G - COMMON STOCK - CONTINUED

    There is no established market value for the Company's common stock. At June 30, 2000, 715,293 shares of the Company's no par value common stock were issued and outstanding. Of the 5,047 shares of no par value common stock issuable, 1,872 shares may be issued in connection with eliminating fractional shares which resulted from the determinations made by the Court in the heirship case and 3,175 shares represent shares for which the Court in the heirship case ruled that no incorporator or heirs existed. The Company also has reacquired and canceled 15,013 shares of no par value common stock which have been constructively retired. These shares have not been formally retired and, as such, may be issuable to stockholders of record as of the date of incorporation.

    During the year ended June 30, 1999, the Board of Directors approved protection against takeover measures whereby a threat of change of three or more directors in any one year would result in directors threatened with replacement being granted an immediate Class B stock bonus of 5,000 shares if in office as a director ten years or more, and 2,500 shares of Class B stock if in office as a director for less than ten years. The maximum number of shares which could be issued under this agreement at June 30, 2000 is 40,000 shares.

NOTE H - SEGMENT INFORMATION

    The Company operates primarily in two industry segments. They are as follows:

       Land         -  Operations  involve  the development  and sale of tracts, both residential and commercial. In addition, included are incidental revenues from leasing of grazing rights.

       Rentals      -  Operations involve rentals from four single-tenant retail
                       store  buildings and a portion of the  Company's   office
                       building.

    Financial information for each industry segment is summarized as follows:


                                                2000                                                  1999
                          --------------------------------------------------   ----------------------------------------------------
                                                     General                                               General
                            Land       Rentals      corporate       Total         Land       Rentals      corporate        Total
                         ----------   ----------   -----------   -----------   ----------   ----------    ----------    -----------
Revenues ..............  $6,511,919   $  843,105   $    --       $ 7,355,024   $4,815,505   $  702,065   $     --       $ 5,517,570
Operating income (loss)   4,658,425      508,774    (1,126,633)    4,040,566    3,341,526      445,421    (1,272,876)     2,514,071
Interest income .......        --           --         234,872       234,872         --           --         136,611        136,611
Interest expense ......     (20,106)    (536,240)      (48,931)     (605,277)     (57,331)    (464,335)      (18,850)      (540,516)
Income tax expense ....        --           --       1,354,464     1,354,464         --           --        (829,000)      (829,000)
Identifiable assets ...   7,141,245    8,426,628     4,669,789    20,237,662    6,981,514    8,442,383     4,476,322     19,900,219
Capital expenditures ..        --        169,624        68,657       238,281         --      1,330,931        73,364      1,404,295
Depreciation ..........        --        188,037        71,216       259,253         --        168,479        59,476        227,955
Noncash gain on dispo-
  sition of land ......        --           --            --            --           --           --         750,000        750,000

    General corporate assets consist primarily of cash, furniture, equipment, and a portion of an office building, of which the remaining portion is included in rentals.

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE I - BENEFIT PLANS

    The Company has certain defined contribution employee retirement plans that provide for employee and employer contributions. The Company's contribution expense for these plans was $95,000 and $121,000 for 2000 and 1999, respectively.

NOTE J - SALES TO MAJOR CUSTOMERS

    Sales to major customers are summarized as follows:

       During the year ended June 30, 2000, land sales to three customers individually accounted for 12%, 29%, and 16% of total revenues.

       During the year ended June 30, 1999, land sales to two customers individually accounted for 47% and 21% of total revenues.

NOTE K - SALE OF LAND FOR NATIONAL PARK

    On June 28, 1990, the Petroglyph National Monument ("National Monument") was established by an act of the United States Congress ("Congress"). Under the bill passed by Congress, the National Park Service is authorized to acquire acreage within the National Monument using funds specifically appropriated by Congress each year. In 1999, approximately 362 acres were transferred to the National Park Service for cash of $2,600,000. The Company has no remaining land set aside for sale to the National Park Service at this time.

NOTE L - COMMITMENTS AND CONTINGENCIES

    The Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management, based upon advice of counsel, would not have a material effect on the Company's financial position.

    The Company has entered into employment contracts with eight of its key officers and employees for periods from one to five years which are automatically renewed for one additional period. In the event of involuntary employee termination employees may receive from one to six times annual compensation. The remaining terms under the agreements range from one to two-and-one-half years and the maximum salaries to be paid under the remaining contract periods are approximately $670,000.

NOTE M - RELATED PARTY TRANSACTIONS

    During the year ended June 30, 1999, the Company sold land to a member of the Board of Directors. Under the sales agreement, the Board member paid approximately $52,000 for three lots.

    The Company purchases its directors' and officers' liability insurance through a corporation controlled by a member of the Board of Directors. Total premiums for these policies paid in 2000 and 1999 were $92,500 and $50,000, respectively.

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE M - RELATED PARTY TRANSACTIONS - CONTINUED

    The note receivable - related party is from a joint venture partner, is payable in monthly installments of $1,033 including interest at 8.5%, and is collateralized by developed property. The note matures November 2014.

NOTE N - FINANCIAL INSTRUMENTS

    The following table includes various estimated fair value information as required by Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments. Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in SFAS No. 107 and does not purport to represent the aggregate net fair value of the Company. The carrying amounts in the table are the amounts at which the financial instruments are reported in the financial statements.

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

    4.     Note Receivable - Related Party

    Note receivable - related party is valued at the present value of future cash flows based on the cur-rent rates at which similar loans would be made to borrowers with similar credit ratings.

    5.     Notes, Mortgages, and Assessments Payable

    The discounted amount of future cash flows using the Company's current incremental rate of bor-rowing for similar liabilities is used to estimate fair value.

                         Westland Development Co., Inc.

                             June 30, 2000 and 1999

NOTE N - FINANCIAL INSTRUMENTS - CONTINUED

    The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 2000 are as follows:

                                                    Carrying     Estimated
                                                     amount      fair value
                                                   ----------    ----------

   Financial assets
      Cash and cash equivalents ................   $3,882,560    $3,882,560
      Short-term investments ...................      109,914       109,914
      Real estate contract receivable
        (not practicable to estimate fair value)       66,857          --
      Note receivable - related party ..........      103,075       103,075

   Financial liabilities
      Notes, mortgages, and assessments payable     6,215,430     5,803,155

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

NOTE P - SUBSEQUENT EVENT

    On July 20, 2000, the Company declared a dividend of $1.25 per share for stockholders of record as of July 20, 2000. The dividend is payable on August 4, 2000.

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