Form 10KSB, Exhibit 13
period 2003-06-30
WESTLAND DEVELOPMENT CO INC
filed 2003-09-26
CIK 106423

Exhibit 13:

                  September 2003


                  Dear Shareholders:

                  The business of real estate and land development in Albuquerque continues to improve. Westland's primary operation in recent years has been the development of finished lots for homebuilders. Albuquerque is fortunate to have benefited from a strong real estate market and the historically low interest rates despite the struggles of the larger economy. The Annual Report that accompanies this letter shows a significant increase in Westland's revenues and profits.

                  Westland is pushing ahead with its plans to develop The Petroglyphs master planned community. As I reported recently to you, Westland has started construction of the water system that will service the 1,665-acre area annexed to the City of Albuquerque. The target completion date is May 2004. At that time, Westland will have invested more than $7,000,000 into the system. Westland intends to aggressively pursue its development and sales program to pay down this debt as quickly as possible.

                  Westland remains a staunch supporter of the need for new employment centers in Albuquerque. Westland is optimistic that, in the near future, it will see the creation of a viable industrial zone along the Paseo del Volcan corridor. We do not have water service to this area. We are hopeful the recently-seated Water Authority will take steps to introduce a municipal supply to the corridor and encourage the development of new industry.

                  On behalf of your board of directors, thank you for your support. Our job is to be of service to you, Westland's owners, and we do so with an open-door policy. Please call or drop in anytime with questions or comments.


                  Sincerely,



                  Barbara Page
                  President & Chief Executive Officer

                               WESTLAND'S BUSINESS

Westland Development Co., Inc., a New Mexico for-profit corporation ("Westland"), is the successor to a community land grant corporation named Town of Atrisco, which itself was a successor to a Spanish community land grant named the Atrisco Land Grant. With limited exceptions, only lineal descendants of the incorporators of the Town of Atrisco may own shares of Westland's Common Stock.

Westland's executive offices are located in its own building at 401 Coors Boulevard, NW, Albuquerque, New Mexico, 87121, telephone (505) 831-9600, on land which was originally part of the Atrisco Land Grant.

The major physical assets owned by Westland are its land, which is owned in fee simple. The land is mostly comprised of approximately 57,000 acres of undeveloped land held for long-term investment. Approximately 6,400 acres are located in Westland's Master Plan area, of which 1665 acres have been annexed into the City of Albuquerque and approximately 900 acres called the Atrisco Terrace have been condemned by the City of Albuquerque for open space.

Westland also owns the Atrisco Urban Center office building, comprising approximately 11,097 square feet, 4,166 of which is leased to Bank of America, while the remainder is used by Westland for its executive offices. Westland also owns five commercial buildings that are leased to others. Each of these properties is subject to various financing arrangements.

Interstate Highway I-40, the main east-west highway through Albuquerque, crosses Westland's land. Access is provided by the Coors Boulevard interchange near the eastern edge of Westland's land, by the Unser Boulevard interchange at the western edge of the Atrisco Urban Center, by the 98th Street interchange to the west of the Atrisco Urban Center and by the Paseo del Volcan interchange where I-40, Paseo del Volcan and Central Avenue meet. Running north from the I-40 interchange, Paseo del Volcan traverses about 4 1/2 miles of Westland's land to connect to the Double Eagle II Airport. Bernalillo County has extended Paseo del Volcan south of the I-40 interchange to the point at which it intersects Dennis Chavez Blvd. to form an inner loop for the City's southwest quadrant.

Most of Westland's land is remote and not readily accessible, not serviced by utilities, and Management believes that the bulk of its land will not be available for development in the foreseeable future. A large portion of the undeveloped land is leased for agricultural uses. The bulk of Westland's undeveloped land is held for long-term investment.

Westland derives revenues through commercial and land leases, partnerships formed for various development projects, developed lot sales to homebuilders and bulk land sales to other land developers.

 Land Development and Sale.

Over the past 20 years, Westland developed six master plans and sold all of the acreage included in them. Those master plans are identified as Atrisco Urban Center and El Rancho Atrisco, Phases I through V. These lands, except for the Phase V master plan, which was abandoned due to the introduction of the Petroglyph National Monument, have now been substantially developed and sold.

In 1998 the City of Albuquerque and the County of Bernalillo finalized the approval of a 6,400 acre master plan. For Westland to begin developing or selling land within this planned area (Master Plan), the City must make available the required utilities. In November 1998 Westland and the City of Albuquerque executed a Pre-Annexation Agreement. In 2000, the City annexed an initial 1,665 acres per the terms of the Pre-Annexation Agreement. The Pre-Annexation Agreement requires that Westland construct at its own cost sewer and water utilities for the initial 1,665 acres within the Master Plan area. Westland has segregated the lands within the master plan area for development.

Westland has signed a contract for the construction of a pump station, a 4.3 million gallon reservoir and 36-inch transmission line for the water system. Construction commenced in May 2003 and is expected to be completed by April 2004. The total cost of the initial water system infrastructure is estimated to be approximately $7,000,000. When completed, Westland will convey the system to the City of Albuquerque. These costs will be recovered through utility expansion charges charged to each lot when connected to a City water meter and sold.

An additional approximately $30,000,000 to $35,000,000 will also be financed or borne by Westland for additional off site water and sewer distribution and collection lines, drainage facilities, and roads within the Master Plan Area. Westland will be phasing these additional costs, but has a preliminary loan commitment of approximately $9,500,000 to pay a portion of construction cost of the water system and other infrastructure improvements within the Master Plan Area.

At this time Westland is planning the first two subdivisions in the Master Plan Area, named Sundoro North (approximately 58 acres) and Sundoro South (approximately 34 acres) to be available for sale at approximately the time that the water infrastructure is completed.

Additional costs of development of the properties for sale, to the extent that Westland develops the properties, will be borne by Westland for on site water and sewer distribution and collection lines, drainage facilities, and roads within the annexed area with no reimbursement for the development of lots. Depending upon the growth of development in this area, it may take 10 to 15 years for Westland to recover these costs.

Management remains committed to the construction of residential, industrial and commercial developments for lease or sale. Westland's long term business philosophy is to create revenues by enhancing the value of Westland's land through careful planning and development, while retaining ownership of a major portion of the land in perpetuity and to provide dividends for its shareholders, when consistent with Westland's need for a sufficient cash flow to meet current and near term operating expenses.

 Oil and Gas and Grazing Leases.

Approximately 50,000 acres are leased to non-affiliated people for cattle grazing. Because of the extreme drought in the area since 1998, Westland has granted rent abatements to the tenants in each of the last four fiscal years. During the year Westland entered into a five-year lease at $.40 per acre per year with the heirs of the prior tenant.
Westland has entered into two oil and gas leases on portions of its properties. Management is not aware of any drilling or other activities having been conducted on any of the leased property during the last two fiscal years.

Other Projects.

1. Volcano Business Park consists of approximately 22 acres zoned for industrial park uses, which were platted and developed into 14 lots. Westland, through a partnership arrangement, owned 50% of a 172-unit self-storage facility on approximately 1.7 acres of this property. During fiscal 2000, the facility was expanded to provide outdoor storage for motor vehicles and boats. During fiscal 2003 the facility was sold.

2. In Phases 1 and 2 of the Painted Sky Subdivision, 105 single-family lots were planned, constructed and completed during fiscal 2001 and fiscal 2002. Construction of Painted Sky Subdivision Units 3 and 4, containing 98 single-family residential lots, was completed during fiscal year 2003. Construction of Units 5 and 6, the remaining two units containing an additional 78 single family residential lots, also commenced during fiscal year 2003 and is currently nearing completion.

3. Westland is also developing three other residential subdivisions in an area west of Unser Blvd. and north of I-40, east of the Master Plan area. Tierra Oeste Unit 3, containing 64 lots, was completed during fiscal year 2003. The Crossing Unit 1, containing 72 lots was completed during fiscal year 2003, construction is expected to commence in fiscal year 2004 on The Crossing Unit 2, and initial engineering design of the Crossings Unit 3, is currently underway. Sales of lots in one or more of these newly developing areas are anticipated to continue during the current fiscal year.

4. Construction of the Cielo Oeste Subdivision, consisting of 75 residential lots, began in fiscal 2003 and is currently nearing completion.

5. During fiscal year 2001, Bernalillo County completed construction of the connection of Dennis Chavez (Rio Bravo Blvd.) from Coors S.W. to Paseo del Volcan S.W. During fiscal year 2003 the City approved annexation of approximately 80 acres of residential acreage and 20 acres of commercial acreage owned by Westland, located north of Dennis Chavez and adjoining 118th St. Westland is currently planning a residential subdivision on a portion of the 80 residential acres.

6. Westland previously reported that in 1994 it entered into a lease/option arrangement related to approximately 100 acres located one mile north of I-40 on Paseo del Volcan. Westland took possession and ownership of the facility in 1997 as a result of default in the terms of the lease/option. The Park contains a fully developed recreation and softball complex. Westland has entered into a lease with the City of Albuquerque. The City currently is leasing and using the facility for softball league games.

7. Westland has a continuing corporate program of donating land or otherwise assisting in projects that Management believes have a long term beneficial effect in the development and furtherance of the educational and health of the community and citizens. In the past it has donated lands for various purposes and continues to receive requests, which it has evaluated, but no donation of lands has been made during the past two fiscal years.

Reinvestment Properties.

As part of Westland's plans to defer the tax burden arising from the sale of its lands to the National Park Service under threat of condemnation for inclusion in the Petroglyph National Monument, it reinvested the sale proceeds in the properties discussed below and two vacant land parcels. As a result of these purchases, Westland believes that it has deferred payment of taxes on the sales of land to the National Park Service.

During fiscal year 2002 the City and Westland settled a condemnation action of an approximately 16 acre tract of land located near the 98th St. and I-40 interchange with Westland receiving payment of $500,000, which amount will be reinvested in replacement property during the next three or four years. During fiscal year 2003 the City of Albuquerque, through condemnation, purchased certain properties known as the Atrisco Terrace for approximately $5,300,000.

The Commercial properties are the following:

a) A commercial building at Coors Boulevard and Sequoia Road in Albuquerque at a cost of $2,630,000, $1,612,067 of which is subject to a Mortgage upon which Westland must pay monthly payments of $17,970. This building has been leased to Walgreen Company for 20 years at a fixed rent of $19,173 per month plus additional rent based upon a formula of gross sales up to a maximum rent of $460,161 in any one year.

b) A commercial building in Albuquerque's Midway Industrial Park at a cost of $1,074,000, $645,361 of which is subject to a Mortgage upon which Westland must make monthly payments of $6,893. This building has been leased to Circuit City Stores for a term of 10 years at an escalating rental beginning at $4.25 per square foot the first year and increasing in stages to $5.55 per square foot in the tenth year. The lessee has also been granted the right to extend the lease for two additional 5-year terms at escalating rental rates during each of the years of any extended term. The current rent is $10,410 per month. Although Circuit City continues to pay rent for the building, it currently is subleasing the building

c) A commercial building located at Coors Boulevard and Central Avenue at a cost of $3,593,000, which is subject to a mortgage of $2,454,089 requiring payments of $24,682 per month. The building has been leased to Walgreen Company on a minimum 20-year lease at a fixed rent of $26,122 per month plus a percentage of gross sales, with the maximum annual rent being capped at $626,922. Walgreen Company may continue the term of the lease for an additional 40 years.

d) A commercial building located at the SE corner of Eubank and Spain, N.E., at a cost of approximately $1,331,000, which is subject to a mortgage of $838,715 requiring payments of $9,079 per month. The building has been leased to Marie Callender Pie Shops, Inc., on a minimum 10-year lease at a fixed rent of $11,000, plus a Percentage Rent in the amount of 6% of Annual Gross Sales in excess of $132,000. The tenant has the right to renew the lease for as many as three 5-year terms. Although Marie Callender Pie Shops, Inc., continues to pay rent for the building, it currently is subleasing the building.

e) A commercial building located in El Paso, Texas at a cost of approximately $3,907,000, which is subject to a mortgage of $2,931,275 requiring payments of $25,403 per month. The building is leased to Walgreen Company on a minimum 20-year lease at a fixed rent of $28,167 per month, plus a percentage of gross sales with a maximum annual rent of $676,000.

Current Real Estate Market Conditions.

The market conditions for the development and sale of properties in Albuquerque appear to be stable for the near term. Westland has been able to sell the residential properties it has developed. Demand appears to be continuing for lots in the areas being developed by Westland, and Management is hopeful that sales will increase next year if mortgage interest rates remain at relatively low rates. Certain City Council members have expressed their belief that there should be a moratorium or at least a slow-down on new development within the City, and currently there is a community wide discussion of this concept. Because of Westland's agreement with the City regarding its Master Planned area, Westland does not believe that such a moratorium or slow-down will adversely affect its efforts to finance and develop the initial 1665 acres of the Master Planned area. Therefore, Management believes that for the foreseeable future, residential, commercial and industrial construction will continue at a moderate pace in the Albuquerque real estate market.

Competition.

Westland's industrial parks - Volcano Business Park and the industrial lands within the planned area now compete, and will continue to compete, with other business and industrial parks in the Albuquerque area, including some that are more established and some that are located nearer the major population centers of Albuquerque.

Residential subdivisions on Westland's land compete with other areas in the Albuquerque housing market (essentially Bernalillo County and portions of Sandoval County and Valencia County), as well as with other subdivisions on the west side of the City of Albuquerque. A number of large subdivisions to the north of Westland's land are nearly fully sold. Growth continues in other large subdivisions located about five to six miles north of Westland's lands as well as properties owned by others located on Albuquerque's Southwest Mesa.

The implementation of certain mandated impact fees may have an as yet undetermined effect on Westland's ability to sell property in competition with developers of land located in neighboring counties upon which no such impact fees may be assessed. (See "Governmental Regulations".)

Employees.

As of September 15, 2003, Westland had eight full-time and five part-time employees. Westland's president, who is also a director, is a full time employee. Westland also had contractual relationships with other individuals, including two of Westland's officers and directors, who provided various services to Westland.

Government Regulations.

Westland's ability to undertake an active program of development of its land and management of its rental properties (whether such development is performed by Westland itself or by sale of Westland's land to others for development) is dependent on Westland's ability to comply with laws and regulations of the State of New Mexico, Bernalillo County, and the City of Albuquerque, applicable to general environmental protection, land-use planning, annexation, zoning and subdivisions. Both County and City regulate the subdivision of land and impose zoning and building permit requirements. The subdivision regulations of both Bernalillo County and the City of Albuquerque require, as a condition of approval of proposed subdivisions, that adequate provision be made by the developer for land use planning, water (both to quantity and quality), liquid waste disposal, solid waste disposal, sufficient and adequate roads and storm drain management.

During fiscal year 2003 the City of Albuquerque adopted a Planned Growth Strategy, which may have a major negative impact on Westland's ability to develop its unannexed lands for the foreseeable future. The existing annexed properties in the Master Plan Area should not be affected by this new legislation.

Although compliance with federal, state, and local provisions relating to the protection of the environment, including laws regulating subdivisions and land-use planning and endangered species, has in recent years had no material effect upon the capital expenditures, earnings and competitive position of Westland, no assurance can be given that this situation will continue. Requests relating to drainage, traffic flow and similar matters from the City of Albuquerque have occasionally delayed the receipt of necessary approvals and required modification of development proposals. The expected opening of the Eclipse plant at Double Eagle II Municipal Airport to the north of Westland's land on Paseo del Volcan may have an impact on the use of and planning for Westland's land in the vicinity of the airport. Management believes the construction of the Eclipse factory at Double Eagle II Airport will favorably impact the value of Westland's lands. However, some City Council members are insisting that the size of the connecting water line be so small as to prohibit tie-ins by other users, including Westland.

In the past at Westland's request, the City of Albuquerque created Special Assessment Districts affecting the Atrisco Urban Center and El Rancho Atrisco areas for the financing of water, sewer, paving and other street improvements, and levied assessment liens on them. This mechanism may provide a way to finance the improvements, and SAD's may be available for future development of Westland's property.

A mandate by the State Legislature for implementation of Impact Fees may result in Westland's lands being disadvantaged because the fees that surrounding counties charge may be less than those that will be charged by Albuquerque and Bernalillo County. Bernalillo County began the assessment of such fees on January 1, 1996, but Albuquerque has not yet implemented the fees. Westland does not believe that these fees will adversely impact its business in a material way.

Availability of Water and Municipal Services.

The unavailability of sufficient water has often been a major inhibiting factor in the land development business in the Southwest. The extent of Westland's water rights has not been determined, however, Westland has retained the services of two water specialists to investigate the existence of any Westland water rights and to otherwise consult with Westland on matters involving availability of water. As a result of these services, Westland has declared a certain amount of water rights but said declared rights have not been adjudicated to fully determine their validity. However, lack of ownership of water rights by Westland would not be an inhibiting factor to the development of Westland's land if adequate water were to be made available through the City of Albuquerque, Bernalillo County and/or other water sources or by purchase by Westland or by a developer that might purchase and develop land. For example, Tierra West Mobile Home Park was created on land sold by Westland near Nine Mile Hill and the recreation complex leased or purchased water rights and drilled wells to meet their water needs.

Under present annexation policies of the City of Albuquerque, annexation to the City of Albuquerque is a requirement by the City before it will extend water and sewer services within a reasonable period of time after annexation. However, the cost of water distribution and sewer lines must be borne by the developer, or by subsequent purchasers of the annexed portions. The City and Westland have now reached the agreement discussed above relating to provisions for utility services to a portion of the Master Plan lands annexed by the City.

Most of Westland's land lies outside the municipal limits of the City of Albuquerque and is not furnished with City water or other City services. Westland experienced little difficulty in having its previous developments furnished with services, but the same cannot be assumed for other areas of Westland's land and future developments.

Other Factors Affecting Development of Westland's Land.

Various activist groups, as well as neighborhood organizations occasionally take actions that have, to some extent, delayed Westland's plans for the development of some of its lands.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the past fiscal year, land sales were greater than during the prior year as the Company experienced increased sales of improved residential lots and more large parcel sales.

During fiscal 2003, Albuquerque continued the growth pattern that has benefited Westland during the past ten years. Albuquerque continues to be one of the fastest growing cities in the Southwest and, because of certain geographical and other limitations on its growth, Westland's lands lie directly in the path of future predictable growth patterns. Sales of improved residential lots in fiscal 2003 were approximately $5,651,400, and large parcel sales were approximately $6,753,700. Included in the large parcels was a sale to the City of Albuquerque, through condemnation of approximately $5,300,000.
Westland's future revenues will continue to be largely dependent upon the sale of land. The Company's assets are illiquid, comprising principally undeveloped land. Sales are dependent upon the market conditions in Albuquerque, New Mexico.

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

Land is Westland's principal capital resource, and a significant portion of Westland's undeveloped land is valued, for financial accounting purposes, at its 1907 value plus the cost of improvements. Westland's balance sheet does not reflect the actual current value of this asset. The Company has no current appraisals of the land and, therefore, the actual value of the land is not known. The carrying value of the land was increased during each of the last three fiscal years, due to increased investment. The carrying value will be increased or decreased regularly as Westland acquires, sells or develops parcels of land. Management believes the June 30, 2003 carrying value of the land is substantially less than its current market value. Westland's balance sheet also segregates income-producing properties, which consist of commercial real estate and improvements. The actual value of Westland's land varies depending on national and local market conditions and the amount and proximity of roads, utilities and other amenities to the land under development. As Albuquerque continues to grow, the land value of both developed and undeveloped land should increase.

As reported in prior years, Westland has received approval of its Master Plan, now known as The Petroglyphs, by both the City of Albuquerque and Bernalillo County. The area lies north of Interstate 40 and south of the Petroglyph National Monument between Unser Boulevard and Paseo del Volcan Road. It consists of approximately 6,400 acres, but does not include any land located within the Monument and will have no adverse impact on the Monument. During the fiscal 2001 the City of Albuquerque annexed the initial 1,665 acres of the master planned area, which will permit sewer and water services to be extended in an orderly manner to that acreage as it is developed. Westland has agreed with the City that it will pay the cost of the infrastructure normally paid for by the city for new development in the master planned area and will recover those costs through a fee charged by the city as each lot is connected to the services. Management anticipates that development and sale of the initial parcels of land within the initially annexed area will occur early in calendar 2004, however, unforeseeable delays in getting utilities to the lands may cause this period to be extended beyond that anticipated time.

Westland's long term business philosophy is to enhance the value of its land through careful planning and development, while retaining ownership of a major portion of the land in perpetuity and simultaneously increasing the value of Westland's stock and to provide dividends for its shareholders, when consistent with Westland's need for a sufficient cash flow to meet current operating expenses.

Financial Condition:

During fiscal 2003, total assets increased to $30,533,485 from $23,979,757, and liabilities increased from $15,593,237 to $18,137,471. During fiscal 2003 Westland invested $1,336,454 in income producing and other assets and borrowed, net, $114,497. Cash and cash equivalents increased by $3,119,340 as operations provided $4,341,297. The Company placed $2,000,000 into escrow for its Petroglyphs development and received $553,073 from the sale of its Volcano Business Park Self-storage facility. In addition, $1,008,587 was borrowed, net, from primarily, short-term lines of credit, while $852,735 was paid to shareholders in the form of dividends. Taken together, Land held for development and Income-producing properties, which aggregate approximately $21,600,000, increased by $1,752,449, net of depreciation.

At June 30, 2003, the Company maintained lines of credit with two local banks aggregating $2,715,500, collateralized by certain real property. The purpose of these lines is to provide funds necessary for its continued expansion. At year-end, the outstanding balances totaled $1,314,090.

During fiscal 2004, the Company will be obligated to pay income tax of approximately $870,000 should replacement properties totaling $2,181,000 for lands sold to the National Park Service not be acquired. Management diligently seeks income-producing properties for acquisition as replacement properties and fully expects to off-set this tax obligation.

Management is unsure if the uncommitted balance of cash, cash equivalents, investments and its borrowing capacity are sufficient to meet all of the Company's obligations during 2004 without considering additional revenues that may be generated during that period. Therefore, additional borrowings may be necessary. At June 30, 2003, the two largest segments of the Company's debt were notes and mortgages payable of $9,794,868 and deferred taxes of $7,328,247. The mortgage debt service is paid from the receipt of rental revenue, and taxes deferred by the acquisition of the properties subject to these mortgages will not have to be repaid until and if the properties are sold. In March 2003, the Company signed water infrastructure construction contracts for the development of new residential and commercial properties totaling approximately $6,160,000 to be completed by June 30, 2004. The Company is negotiating for bank credit lines to partially fund the construction project.

Results of Operations:

In fiscal 2003, land revenues increased by $4,003,005 from $8,643,230 in 2002 to $12,646,235. Large parcel sales increased by $3,853,706, primarily due to a condemnation sale to the City of Albuquerque for $5,287,986. Improved lot sales decreased $11,620 as sales from the Tierra Oeste tract decreased, but transactions in the Painted Sky and Crossings subdivisions increased. The related cost of land revenues increased to $3,551,302, or $604,815 from $2,946,487 in fiscal 2002. The gross profit ratio on all sales increased from 66% to 72% because of the growth in large parcel sales, which bear very low improvement costs. Rental revenue decreased from $1,218,396 to $1,214,920 and the related costs increased from $296,097 to $315,377. General, administrative and operating expense increased from $2,363,182 by $188,443 to $2,551,625 due to increased personnel compensation.

Critical Accounting Policies:

Income recognition and cost allocation: In recent years, the Company has had very few installment sales, so income is recognized when a property is sold with financing provided by the buyer. Some of the sales are basically raw land which has little more than its original cost of $2.60 per acre. Other parcels benefit from certain infrastructure improvements such as roads financed by Special Assessment District obligations, which are generally allocated to the subject property based on site location and acreage. Improved lots bear costs such as roads, sewer, sidewalk, etc. as they are incurred by subdivision. "Soft" costs such as engineering fees and improvements which benefit an entire project are generally allocated to units based on number of lots or acreage. This policy has been consistently applied over most of the last decade.

Contingencies: Management continues to be diligent in recognizing possible liabilities as they become known. In June, 2002, the Company accrued $346,000 against possible loss due to a claim made by Bernalillo County for costs allegedly incurred in researching creation of a new municipality for Westland's sector development plan. Management believes this is sufficient to liquidate alleged damages, if any. No issues appeared in 2003. The Company has also accrued a liability of approximately $200,000 for one-half of the estimated unpaid costs of development by a buyer of a commercial tract of land for which the Company is responsible. The Company believes the buyer has not complied with the contract terms and the Company will not pay any remaining amounts until a full accounting and settlement is provided by the buyer. However, the ultimate amount paid for these claims, if any, is subject to change and management believes such claims may be settled by the conveyance of land to the claimants.

Asset Impairment: Management periodically assesses the possibility that the carrying value of its assets is greater than its realizable value. For the most part, this question is obviated because the carrying cost of land is very low compared to any reasonable sale price. When property is improved for sale as individual lots, a commitment exists by contract obligating the purchaser prior to undertaking the development. However, the Company owns several properties held for the production of income, designed for a specific use, which could become impaired if the lessee vacated or rescinded its lease under bankruptcy. Management periodically determines by inspection that the properties are suitably maintained and insured and that the lessees are conducting proper operations.

MARKET PRICE OF AND DIVIDENDS ON WESTLAND'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Because ownership of Westland's stock is restricted in the manner discussed below, no established public trading market exists for Westland's outstanding shares and, to the best of Westland's knowledge, no dealer has made, is making, or is attempting to create such a market from which to determine an aggregate market value of any of Westland's stock. In 1989, Westland entered into an arrangement with an independent stockbroker to broker transactions in Westland's stock between shareholders. The broker has informed Westland that the price at which Westland's common stock had been bought and sold by Westland's shareholders during the ninety (90) days preceding this date of this report has been $20 per share.

Since 1982, the outstanding shares have been subject to restrictions imposed by a majority of Westland's shareholders who amended Westland's Articles of Incorporation. Those Articles prohibit (with certain limited exceptions) transfer of Westland stock to persons other than lineal descendants of the original incorporators of the Town of Atrisco (a New Mexico Community Land Grant Corporation).

The following table sets forth as of September 16, 2003, the number of holders of the classes of Westland's shares:

                                                              Number of
         Title of Class                                     Record Holders

         No Par Value Common                                     5876
         $1.00 Par Value Common    Class A                          0
         $1.00 Par Value Common    Class B                         36

Dividends: During fiscal year ended June 30, 2003 Westland paid cash dividends to shareholders of $852,735. Subsequent to June 30, 2003, the Company paid a cash dividend of $1.00 per share for an aggregate dividend payment to the shareholders of $797,642.

                          WESTLAND'S BOARD OF DIRECTORS


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

JOSIE G. CASTILLO, Director. Member of the Executive Committee and the Disclaimer Committee. Ms. Castillo is retired from the Human Services Department of the State of New Mexico.

CARLOS SAAVEDRA, Director. Alternate member of the Executive Committee and the Disclaimer Committee. Dr. Saavedra is a former director of bilingual education for the Colorado Department of Education and the Oakland Unified School District, Oakland, California. Dr. Saavedra retired from education in 1985.

JOE S. CHAVEZ, Director. Member of the Disclaimer Committee. Mr. Chavez is employed at Gales Chevrolet in Albuquerque, New Mexico.

CHARLES V. PENA, Director. Member of the Disclaimer Committee. Mr. Pena owns and operates CJ's New Mexican Food Restaurant.

During the year the Company lost one of its great champions when Mr. Carmel Chavez, passed away. Mr. Chavez was one of the leaders in the conversion of theTown of Atrisco into Westland. For more than 40 years he surely, faithfully and honestly served the interests of the shareholders. Mr. Chavez will be forever missed by the Company, the other directors, the staff and the shareholders.

               Report of Independent Certified Public Accountants


Stockholders
Westland Development Co., Inc.

We have audited the accompanying balance sheet of Westland Development Co., Inc. as of June 30, 2003, and the related statements of earnings, stockholders' equity and cash flows for each of the two years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Development Co., Inc. as of June 30, 2003, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.






GRANT THORNTON LLP

Oklahoma City, Oklahoma
August 22, 2003

                         Westland Development Co., Inc.

                                  BALANCE SHEET

                                  June 30, 2003


                                     ASSETS

Cash and cash equivalents ........................                   $ 6,355,807

Restricted cash ..................................                     2,000,000

Receivables
    Real estate contract (note B) ................    $    10,000
    Other receivables ............................         88,269         98,269
                                                      -----------

Prepaid expenses and other assets ................                       185,253

Land and improvements held for future
  development (notes C and E) ....................                    10,336,969

Income-producing properties, net
  (notes D and E) ................................                    11,254,842

Property and equipment, net of
  accumulated depreciation of $607,243
    (note E) .....................................                       302,345
                                                                     -----------

                                                                     $30,533,485
                                                                     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses
  and other liabilities ..........................                   $   978,523
Deferred income taxes (note F) ...................                     7,328,247
Notes and mortgages payable (note E) .............                     9,794,868
Income taxes payable .............................                        35,833
                                                                     -----------

                  Total liabilities ..............                    18,137,471

Commitments and contingencies (notes E and K) ....                          --

Stockholders' equity (note G)
    Common  stock - no par value;  authorized,
      736,668 shares; issued  and  outstanding,
      712,545 shares .............................    $     8,500
    Class B common stock - $1 par value;
      authorized, 491,112 shares;
      issued and outstanding, 85,100 shares ......         85,100
    Additional paid-in capital ...................        551,456
    Retained earnings ............................     11,750,958     12,396,014
                                                      -----------    -----------

                                                                     $30,533,485
                                                                     ===========

         The accompanying notes are an integral part of this statement.

                         Westland Development Co., Inc.

                             STATEMENTS OF EARNINGS

                               Year ended June 30,


                                                       2003             2002
                                                   ------------    -------------

Revenues
    Land .......................................   $ 12,646,235    $  8,643,230
    Rentals ....................................      1,214,920       1,218,396
                                                   ------------    ------------
                                                     13,861,155       9,861,626

Costs and expenses
    Cost of land revenues ......................      3,551,302       2,946,487
    Cost of rentals ............................        315,377         296,097
    Other general, administrative
      and operating ............................      2,551,625       2,363,182
                                                   ------------    ------------
                                                      6,418,304       5,605,766

               Operating income ................      7,442,851       4,255,860

Other (income) expense
    Interest income ............................        (63,265)        (89,183)
     Gain on sale of joint venture interest ....       (378,736)           --
    Other income ...............................        (21,123)        (30,734)
    Interest expense ...........................        743,432         776,940
                                                   ------------    ------------
                                                        280,308         657,023
                                                   ------------    ------------

               Earnings before income taxes ....      7,162,543       3,598,837

Income tax expense (note F) ....................      2,861,438       1,389,454
                                                   ------------    ------------

                  NET EARNINGS .................   $  4,301,105    $  2,209,383
                                                   ============    ============

Weighted average common shares outstanding,
  basic and diluted ............................        804,180         805,791
                                                   ============    ============

Earnings per common share, basic and diluted ...   $       5.35    $       2.74
                                                   ============    ============

        The accompanying notes are an integral part of these statements.

                             Westland Development Co., Inc.



                        STATEMENT OF STOCKHOLDERS' EQUITY

                       Years ended June 30, 2003 and 2002

                                                                  Class B
                                          Common stock          Common stock
                                         no par value           $1 par value        Additional
                                    ---------------------   ---------------------     paid-in       Retained
                                      Shares      Amount     Shares       Amount      capital       Earnings        Total
                                    ----------   --------   --------    ---------   -----------   ------------   ------------
Balances at July 1, 2001 .....        714,841    $  8,500     86,100    $  86,100   $   591,811   $  6,093,205   $  6,779,616

Net earnings .................           --          --         --           --            --        2,209,383      2,209,383

Cash dividends declared -
  $0.75 per share ............           --          --         --           --            --         (602,479)      (602,479)

Cancellation of common stock .           (499)       --         --           --            --             --             --
                                    ----------   --------   --------    ---------   -----------   ------------   ------------

Balances at June 30, 2002 ....        714,342       8,500     86,100       86,100       591,811      7,700,109      8,386,520

Net earnings .................           --          --         --           --            --        4,301,105      4,301,105

Cash dividends paid -
  $0.31 per share ............           --          --         --           --            --         (250,256)      (250,256)

Acquisition and cancellation
  of common stock ............       (1,797)         --       (1,000)      (1,000)      (40,355)          --          (41,355)
                                    ---------    --------   --------    ---------   -----------   ------------   ------------

Balances at June 30, 2003 ....        712,545    $  8,500     85,100    $  85,100   $   551,456   $ 11,750,958   $ 12,396,014
                                    =========    ========   ========    =========   ===========   ============   ============

         The accompanying notes are an integral part of this statement.

                          Westland Development Co., Inc.

                            STATEMENTS OF CASH FLOWS

                               Year ended June 30,


                                                       2003            2002
                                                   ------------    ------------

Increase in Cash and Cash Equivalents

Cash flows from operating activities
    Cash received from land sales and
      collections on real estate contracts
      receivable ...............................   $ 12,594,077    $  9,216,292
    Development and closing costs paid .........     (5,598,637)     (3,044,650)
    Cash received from rental operations .......      1,225,628       1,213,458
    Cash paid for rental operations ............        (25,281)        (10,799)
    Cash paid for property taxes ...............        (91,702)        (67,423)
    Interest received ..........................         63,556          89,437
    Interest paid ..............................       (720,577)       (830,776)
    Income tax paid ............................       (955,827)     (1,333,151)
    Other general and administrative costs paid      (2,156,625)     (1,871,946)
    Other ......................................          6,685          30,734
                                                   ------------    ------------

              Net cash provided by
                operating activities ...........      4,341,297       3,391,176

Cash flows from investing activities
    Cash placed in escrow ......................     (2,000,000)           --
    Proceeds from sale of joint
      venture interest .........................        553,073            --
    Capital expenditures .......................        (10,567)        (45,774)
    Distributions from partnerships
      and joint ventures .......................         25,450          33,536
    Change in short-term investments ...........           --         1,497,275
    Change in note receivable - related party ..         95,590           4,117
                                                   ------------    ------------

              Net cash (used in) provided by
                investing activities ...........     (1,336,454)      1,489,154

Cash flows from financing activities
    Borrowings on notes and mortgages ..........      4,507,718       2,727,483
    Repayments of notes and mortgages ..........     (3,499,131)     (5,135,347)
    Payment of dividends .......................       (852,735)           --
    Purchase of common stock ...................        (41,355)           --
                                                   ------------    ------------

              Net cash provided by (used in)
                financing activities ...........        114,497      (2,407,864)
                                                   ------------    ------------

              NET INCREASE IN CASH AND
                CASH EQUIVALENTS ...............      3,119,340       2,472,466

Cash and cash equivalents at beginning of year .      3,236,467         764,001
                                                   ------------    ------------

Cash and cash equivalents at end of year .......   $  6,355,807    $  3,236,467
                                                   ============    ============

                         Westland Development Co., Inc.

                               Year ended June 30,


                                                       2003             2002
                                                    -----------     -----------

Reconciliation of Net Earnings to Net Cash
  Provided by Operating Activities

Net earnings ...................................    $ 4,301,105     $ 2,209,383
Adjustments to reconcile net earnings to net
  cash provided by operating activities
    Depreciation ...............................        343,333         336,405
    Deferred income taxes ......................      1,962,026         (50,202)
    Gain on sale of joint venture interest .....       (378,736)           --
    Change in
      Income taxes recoverable/payable .........        (56,415)        106,505
      Other receivables ........................        (87,977)        152,107
      Land and improvements held for
        future development .....................     (2,047,335)        (98,163)
      Prepaid expenses and other assets ........         37,357          35,185
      Accounts payable, accrued expenses
        and other liabilities ..................        209,660         324,102
      Accrued interest payable .................         22,855         (53,836)
      Real estate contracts receivable .........         35,424         429,690
                                                    -----------     -----------

            Net cash provided by operating
              activities .......................    $ 4,341,297     $ 3,391,176
                                                    ===========     ===========

Noncash investing and financing activities:

Dividends declared but not paid ................    $      --       $   602,479

        The accompanying notes are an integral part of these statements.

                         Westland Development Co., Inc.

                          NOTES TO FINANCIAL STATEMENTS

                             June 30, 2003 and 2002


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

    2.     Nature of Operations

    The Company develops, sells or leases its real estate holdings, most of which are located near Albuquerque, New Mexico. The Company may use joint ventures or participation in limited partnerships to accomplish these activities. Revenue sources for the years ended June 30, 2003 and 2002 consist primarily of proceeds from land sales and governmental condemnations and rentals from developed properties, such as single-tenant retail stores and office space. Land sales are primarily to commercial developers and others in the Albuquerque area and certain governmental agencies, and the terms of sale include both cash and, to a lesser extent, internal financing by the Company. Such sales are collateralized by the land. The Company has relied primarily upon cash land sales over the past several years due to the collection risk associated with real estate contracts.

    3.     Cash and Cash Equivalents

    Cash and cash equivalents are considered to include highly liquid investments with maturities of three months or less and money market funds.

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and in certain other funds which are not federally insured. Cash equivalents include approximately $800,000 in a money market account with an investment banking company. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    3.     Cash and Cash Equivalents - Continued

    Restricted cash represents funds escrowed for payment of water infrastructure construction contracts for the development of new residential and commercial properties.

    4.     Investments

    Investments in partnerships and joint ventures owned 20% to 50% are accounted for by the equity method. Accordingly, the financial statements include the Company's share of the investees' net earnings. The Company's only joint venture was sold in fiscal year 2003.

    5.     Land and Improvements Held for Future Development

    Land and improvements held for future development are recorded at cost not to exceed net realizable value. Improvements consist of abstracts, surveys, legal fees, master and sector plans, infrastructure improvements and other costs related to land held by the Company which are allocated to respective tracts primarily by specific identification of costs.

    6.     Income-Producing Properties and Property and Equipment

    Income-producing properties and property and equipment are stated at cost, less accumulated depreciation, computed on a straight-line basis over their estimated lives of three to 30 years. The cost of the building in which the Company has its offices, a portion of which is rented to others, has been allocated to income-producing properties and property and equipment based upon square footage.

    7.     Recognition of Income on Real Estate Transactions and Rentals

    The Company recognizes the entire gross profit on sales on which the down payment is sufficient to meet the requirements for the full-accrual method. Transactions on which the down payment is not sufficient to meet the requirements for the full-accrual method are recorded using the deposit or installment method. Under the deposit method, cash received is recorded as a deposit on land sale. Under the installment method, the Company records the entire contract price and the related costs at the time the transaction is recognized as a sale. Concurrently, the gross profit on the sale is deferred and is subsequently recognized as revenue as payments of principal are received on the related contract receivable.

    Rental income is recognized when earned under lease agreements. Rents received in advance are deferred until earned. Revenue from leases with escalating rental payments are recognized on a straight-line basis over the minimum lease term. For leases with provisions for additional rental payments based on percentage of annual sales, contingent rental income is recognized when the lessee provides an accounting which reflects the contingent rental income has been earned under the terms of the lease agreements.

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    8.     Income Taxes

    Deferred income tax assets or liabilities are determined based on the difference between financial statement and tax bases of certain assets and liabilities as measured by the enacted tax rates in effect using the liability method. Valuation allowances are established by management when necessary to reduce deferred tax assets to the amount expected to be realized.

    9.     Earnings Per Common Share

    Earnings per common share are based upon the weighted average number of common shares outstanding during the year, including the number of no par value common shares which may be issued in connection with eliminating fractional shares (which resulted from the determination made by the Court in an heirship case) and the number of no par value common shares for which the Court ruled that no incorporator or heirs existed (5,047 total shares). The Company has no potential common stock items.

    10.    Use of Estimates

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

    12.    New Accounting Pronouncements

    In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45 ("FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. For a guarantee subject to FIN 45, a guarantor is required to measure and recognize the fair value of the guarantee liability at inception. For many guarantees, fair value will likely be determined using the expected present value method described in FASB Concepts Statement 7, Using Cash Flow Information and Present Value in Accounting Measurements. In addition, FIN 45 provides new disclosure requirements. The disclosure requirements of FIN 45 were effective for the Company in its quarter ended December 31, 2002. The measurement and liability recognition provisions are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no material effect on the Company's financial statements.

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    12.    New Accounting Pronouncements - Continued

    In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. FIN 46 is effective for variable interest entities created after January 31, 2003 and to variable interests the Company acquires after that date. Existing variable interests the Company owns are subject to FIN 46 in its first quarter ended September 30, 2003. The Company does not expect to identify any variable interest entities that must be consolidated and believes the adoption of FIN 46 will not have a material impact on its financial position or results of operations.

    In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that those instruments be classified as liabilities (or assets in certain circumstances) in statements of financial position. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities - all of which shares are mandatorily redeemable. SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of SFAS No. 150 to have a material impact on its financial position or results of operations.

NOTE B - REAL ESTATE CONTRACT RECEIVABLE

    The real estate contract receivable at June 30, 2003 consists of a contract with variable interest (9% at June 30, 2003), is due in a lump-sum payment of principal and interest at maturity in 2006 and is collateralized by land.

NOTE C - LAND AND IMPROVEMENTS HELD FOR FUTURE DEVELOPMENT

    The Company estimates that it presently owns approximately 57,000 acres of land, primarily including land located within the boundaries of the Town of Atrisco Land Grant and land located elsewhere which the Company has acquired since incorporation. Plans for ultimate development of the properties have not been finalized.

    Land and improvements consist of the following at June 30, 2003:

       Land                                              $  2,301,985
       Improvements                                         8,034,984
                                                         ------------

                                                         $ 10,336,969
                                                         ============

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE D - INCOME-PRODUCING PROPERTIES

    Income-producing properties consist primarily of five single-tenant retail store buildings and a portion of the Company's office building and are summarized as follows at June 30, 2003:

       Buildings and equipment                                   $  8,787,427
           Less accumulated depreciation                            1,734,300
                                                                 ------------
                                                                    7,053,127
       Land                                                         4,201,715
                                                                 ------------

                                                                 $ 11,254,842
                                                                 ============

    The Company's rentals from income-producing properties are principally obtained from tenants through rental payments as provided for under noncancelable operating leases. The lease terms range from one to 20 years and typically provide for guaranteed minimum rent, five-year renewals at tenants' options, percentage rent and other charges to cover certain operating costs. Three of the Company's leases with total annual receipts of approximately $882,000 are with a single national retail drug store chain.

    Minimum future rentals from income-producing properties on noncancelable tenant operating leases as of June 30, 2003 are as follows:

        Year ending June 30
          2004                                         $  1,310,227
          2005                                            1,216,335
          2006                                            1,069,296
          2007                                            1,020,517
          2008                                            1,014,271
          Thereafter                                      8,068,387
                                                       ------------

                                                       $ 13,699,033
                                                       ============

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE E - NOTES AND MORTGAGES PAYABLE

    Notes and mortgages payable are summarized as follows at June 30, 2003:

Promissory note, due in monthly installments of $17,970 through May 2015, including interest at 9.37%; collateralized by income-producing
properties ..............................................................   $1,544,633

Promissory note, due in monthly installments of $9,079 through July 2014,
including interest at 8%; collateralized by income-producing properties .      795,299

Note payable, due in monthly installments of $6,893 through September
2015, including interest at 8.75%; collateralized by income-producing
properties ..............................................................      618,035

Mortgage note, due in monthly installments of $24,682, including interest at 8.52%, due November 1, 2016; collateralized by income-producing
properties ..............................................................    2,363,508

Mortgage note, due in monthly installments of $25,403, including interest at 7.8%, due April 15, 2020; collateralized by income-producing
properties ..............................................................    2,852,295

Revolving line of credit with a bank with borrowings up to $2,000,000, variable interest payable quarterly (5% at June 30, 2003), payable on demand, if no demand is made principal due October 31, 2003;
collateralized by real estate ...........................................      601,590

Revolving line of credit with a bank with borrowings up to $712,500, variable interest payable monthly (5% at June 30, 2003), payment of all outstanding principal and interest due July 26, 2004; collateralized by
real estate .............................................................      712,500

Mortgage note, due in monthly installments of $1,349, including interest
at 9%, due January 2007; collateralized by specific tracts of land ......       48,456

Mortgage note, due in semiannual installments of $11,490, including interest at 9%, due October 2005; collateralized by specific tracts of
land ....................................................................       42,250

Mortgage note, interest at 7%, interest due annually in installments of
$15,146, lump-sum payment of all outstanding principal and interest due
October 4, 2007; collateralized by specific tracts of land ..............      216,302
                                                                            ----------

                                                                            $9,794,868
                                                                            ==========

    Aggregate required principal payments on notes and mortgages payable as of June 30, 2003 are as follows:

                 Year ending June 30
                   2004                                       $   969,529
                   2005                                         1,113,012
                   2006                                           414,937
                   2007                                           442,033
                   2008                                           691,722
                   Thereafter                                   6,163,635
                                                              -----------

                                                              $ 9,794,868
                                                              ===========

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE F - INCOME TAXES

    An analysis of the deferred income tax assets and liabilities as of June 30, 2003 is as follows:

       Deferred tax assets
           Land improvements held for future development  $   155,305
           Land repossession                                  101,783
           Liabilities not currently deductible                86,267
                                                          -----------
                                                              343,355
       Deferred tax liabilities
           Deferred tax gain on involuntary
             conversion of land                             7,671,602
                                                          -----------

                         Net deferred tax liability       $ 7,328,247
                                                          ===========

    Income tax expense consists of the following:

                                                              Year ended June 30,
                                                             2003            2002
                                                          -----------    -----------
       Current
           Federal ....................................   $   730,207    $ 1,196,872
           State ......................................       169,205        242,784
                                                          -----------    -----------
                                                              899,412      1,439,656
       Deferred
           Federal ....................................     1,709,605        (22,757)
           State ......................................       252,421        (27,445)
                                                          -----------    -----------
                                                            1,962,026        (50,202)
                                                          -----------    -----------

                                                          $ 2,861,438    $ 1,389,454
                                                          ===========    ===========

The income tax provision is reconciled to the tax computed at statutory rates as follows:

                                                              Year ended June 30,
                                                              2003           2002
                                                          -----------    -----------

       Tax expense at statutory rates .................   $ 2,435,265    $ 1,223,604
       State income taxes, net of federal benefit .....       372,452        177,622
       Nondeductible expenses .........................        36,499          7,013
       Other ..........................................        17,222          2,771
       Reduction of valuation allowance ...............          --         (121,216)
       Revision of prior year estimates ...............          --           99,660
                                                          -----------    -----------

                         Total expense ................   $ 2,861,438    $ 1,389,454
                                                          ===========    ===========

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE F - INCOME TAXES - CONTINUED

    During the year ended June 30, 2002, the Company reduced its valuation allowance provided for deferred taxes by $121,216.

NOTE G - COMMON STOCK

    Under its original Articles of Incorporation (the "Articles"), the Company was authorized to issue 1,964,448 shares of common stock. During 1999, the Articles were amended to eliminate the authority to issue 736,668 shares of Class A common stock for $1.45 per share. The remaining authorized stock is as follows:

    (a) 736,668 shares of no par value common stock to represent $8,500 estimated value of land held by the Town of Atrisco;

    (b) 491,112 shares to be sold for a price to be determined by the Board of Directors, designated as Class B, $1 par value common stock. The holders of no par value common stock have no preemptive rights to purchase Class B stock.

    At June 30, 2002, 5,047 shares of no par value common stock, upon judicial determination, can be distributed to stockholders of record as of the date of incorporation.

    There is no established market for the Company's common stock. At June 30, 2003, 712,545 shares of the Company's no par value common stock were issued and outstanding. There are 5,047 shares of no par value common stock issuable; 1,872 shares which may be issued in connection with eliminating fractional shares which resulted from the determinations made by the court in the heirship case and 3,175 shares which represent shares for which the court in the heirship case ruled that no incorporator or heirs existed. The Company also has reacquired and canceled 19,076 shares of no par value common stock which have been constructively retired. These shares have not been formally retired and, as such, may be issuable to stockholders of record as of the date of incorporation.

    During the year ended June 30, 1999, the Board of Directors approved protection against takeover measures whereby a threat of change of three or more directors in any one year would result in directors threatened with replacement being granted an immediate Class B stock bonus of 5,000 shares if in office as a director ten years or more, and 2,500 shares of Class B stock if in office as a director for less than ten years. The maximum number of shares which could be issued under this agreement at June 30, 2003 is 35,000 shares.

    On July 24, 2003, the Board of Directors approved payment of a $1 per share dividend to be paid on August 20, 2003 to holders of record on August 8, 2003.

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE H - SEGMENT INFORMATION

    The Company operates primarily in two industry segments. They are as follows:

       Land - Operations involve the development and sale of tracts, both residential and commercial. In addition, included are incidental revenues from leasing of grazing rights.

       Rentals      -  Operations  involve  rentals from five  single-tenant
                       retail store buildings and a portion of the Company's office building.

    Financial information for each industry segment is summarized as follows:

                                                  2003                                                 2002
                           ---------------------------------------------------  ---------------------------------------------------
                                                       General                                              General
                              Land        Rentals     corporate       Total        Land        Rentals     corporate       Total
                           -----------  -----------  -----------   -----------  -----------  -----------  -----------   -----------
     Revenues ...........  $12,646,235  $ 1,214,920  $      --     $13,861,155  $ 8,643,230  $ 1,218,396  $      --     $ 9,861,626
     Operating income ...    8,232,435      798,425   (1,588,009)    7,442,851    5,040,049      849,031   (1,633,220)    4,255,860
     Interest income ....         --           --         63,265        63,265         --           --         89,183        89,183
     Interest expense ...       36,552      700,583        6,297       743,432       36,601      725,482       14,857       776,940
     Income tax expense .         --           --      2,861,438     2,861,438         --           --      1,389,454     1,389,454
     Identifiable assets    10,411,181   11,254,842    8,867,462    30,533,485    8,430,648   11,733,884    3,815,225    23,979,757
     Capital expenditures         --           --         10,567        10,567         --           --         45,774        45,774
     Depreciation .......         --        294,885       48,448       343,333         --        294,199       42,206       336,405

    General corporate assets consist primarily of cash, furniture, equipment and a portion of an office building, of which the remaining portion is included in rentals. Included in rental segment assets are equity method investments of approximately $0 and $195,000 at June 30, 2003 and 2002, respectively.

NOTE I - BENEFIT PLANS

    The Company has certain defined contribution employee retirement plans that provide for employee and employer contributions. The Company's contribution expense for these plans was approximately $124,000 and $95,000 for 2003 and 2002, respectively.

NOTE J - SALES TO MAJOR CUSTOMERS

    Sales to major customers are summarized as follows:

       During the year ended June 30, 2003, land sales to three customers individually accounted for 38%, 16% and 15% of total revenues.

       During the year ended June 30, 2002, land sales to two customers individually accounted for 49% and 23% of total revenues.

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE K - COMMITMENTS AND CONTINGENCIES

    The Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management, based upon advice of counsel, would not have a material effect on the Company's financial position or operations. The Company also has certain claims asserted by other parties in conjunction with land development agreements totaling approximately $1,300,000 with which the Company does not agree. The Company has paid approximately $130,000 and is disputing other charges. The Company accrued approximately $300,000 during the year ended June 30, 2002 for what it believes are the only valid other charges to the Company. The Company has also accrued a liability of approximately $200,000 for one-half of the estimated unpaid costs of development by a buyer of a commercial tract of land for which the Company is responsible. The Company believes the buyer has not complied with the contract terms and the Company will not pay any remaining amounts until a full accounting and settlement is provided by the buyer. However, the ultimate amount paid for these claims, if any, is subject to change and management believes such claims may be settled by the conveyance of land to the claimants.

    The Company has entered into employment contracts with eight of its key officers and employees for periods from one to five years which are automatically renewed each year for one additional period. In the event of involuntary employee termination, these employees may receive from one to six times their annual compensation. The remaining terms under the agreements range from one to six years and the maximum salaries to be paid under the remaining contract periods are approximately $1,442,000.

    The Company has deferred gains for tax reporting for the involuntary conversion of land by govern-mental authorities resulting in deferred tax liabilities of approximately $7,672,000 at June 30, 2003. The deferral requires that the Company replace the land with the proceeds of conversion within specified time limits. At June 30, 2003, the Company must purchase replacement property of at least $2,181,000 by June 30, 2004, $500,000 by June 30, 2005 and $5,279,000 by June 30, 2006 in order to comply with the requirements of its election for income tax deferral. If replacement property is not purchased, the Company may be required to pay income taxes on the conversions of approximately $870,000, $200,000 and $2,110,000 for the years ended June 30, 2004, 2005 and 2006, respectively.

    In March 2003, the Company signed water infrastructure construction contracts for the development of new residential and commercial properties totaling approximately $6,160,000 to be completed by June 30, 2004. The Company is negotiating for bank credit lines to partially fund the construction project.

NOTE L - RELATED PARTY TRANSACTIONS

    The Company had a note receivable from a joint venture partner of approximately $95,000, which was repaid in fiscal 2003.

                         Westland Development Co., Inc.

                             June 30, 2003 and 2002


NOTE M - FINANCIAL INSTRUMENTS

    The following table includes various estimated fair value information, which pertains to the Company's financial instruments, and does not purport to represent the aggregate net fair value of the Company. The carrying amounts in the table are the amounts at which the financial instruments are reported in the financial statements.

    All of the Company's financial instruments are held for purposes other than trading.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    1.     Cash and Cash Equivalents

    The carrying amount approximates fair value because either the Company has the contractual right to receive immediate payment or because of short maturities of the financial instruments. Restricted cash approximates fair value as the deposit account bears interest at market rates.

    2.     Real Estate Contract Receivable

    This note receivable is collateralized by real estate and accrues interest at a variable rate. The fair value of the real estate note approximates the carrying amount.

    3.     Notes and Mortgages Payable

    For fixed rate notes and mortgages, the discounted amount of future cash flows using the Company's current incremental rate of borrowing for similar liabilities is used to estimate fair value. The fair value of variable rate notes approximates fair value because the rates adjust to market rate changes.

    The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 2003 are as follows:

                                                   Carrying         Estimated
                                                    amount          fair value
                                                  -----------       -----------

  Financial assets
    Cash and cash equivalents                     $ 6,355,807       $ 6,355,807
    Restricted cash                                 2,000,000         2,000,000
    Real estate contract receivable                    10,000            10,000
    Other receivables                                  88,269            88,269

  Financial liabilities
    Fixed rate notes and mortgages payable          8,480,778         9,670,871
    Variable rate notes payable                     1,314,090         1,314,090